Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. THIS DOCUMENT CONTAINS A PROPOSAL WHICH, IF IMPLEMENTED, WILL RESULT IN THE CANCELLATION OF THE LISTING OF ABCAM ADSs ON THE NASDAQ GLOBAL SELECT MARKET. PART II (EXPLANATORY STATEMENT) OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 897 OF THE COMPANIES ACT 2006.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, attorney, solicitor, accountant or other independent professional adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 or, if you are in a territory outside the United Kingdom, is an appropriately authorised independent financial adviser.

If you sell, or have sold or otherwise transferred all of your Abcam Shares or Abcam ADSs, please send this document (but not any accompanying personalised documents) at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. If you sell, or have sold or otherwise transferred part of your holding of Abcam Shares or Abcam ADSs, please consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

The distribution of this document in jurisdictions other than the United Kingdom and the United States may be restricted by the laws of those jurisdictions, and therefore persons into whose possession this document and any accompanying documents come should inform themselves about, and observe, any such restrictions. Any failure to comply with those restrictions may constitute a violation of the securities laws of any such jurisdiction.

The accompanying Forms of Proxy and BLUE ADS Voting Instruction Card (as applicable) are personalised. If you have recently purchased or been transferred Abcam Shares or Abcam ADSs, you should contact Abcam’s registrars, Equiniti (in the case of Abcam Shares), or proxy solicitors, Morrow Sodali (in the case of Abcam ADSs), using the details set out on page xix of this document to obtain replacements for these documents.

Recommended acquisition of

ABCAM PLC

by

DIADEM HOLDCO LIMITED

a wholly owned indirect subsidiary of

DANAHER CORPORATION

to be effected by means of a scheme of arrangement

under Part 26 of the Companies Act 2006

Abcam Shareholders and Abcam ADS Holders should read carefully the whole of this document and the accompanying Forms of Proxy or BLUE ADS Voting Instruction Card (as applicable). Your attention is drawn to the letter from the Chairman of Abcam in Part I (Letter from the Chairman of Abcam plc) of this document, which contains the unanimous recommendation of the Abcam Directors that you vote in favour of the Scheme at the Court Meeting and in favour of the Resolution to be proposed at the General Meeting. An explanatory statement explaining the Scheme in greater detail is set out in Part II (Explanatory Statement) of this document.

Notices of the Court Meeting and the General Meeting, both of which are to be held at the offices of Abcam’s solicitors, Latham & Watkins (London) LLP, at 99 Bishopsgate, London EC2M 3XF, United Kingdom on 6 November 2023, are set out at the beginning of this document. The Court Meeting will start at 2.00 p.m. (U.K. Time) and the General Meeting will start at 2.15 p.m. (U.K. Time) (or as soon thereafter as the Court Meeting has been concluded or adjourned).

HOW TO VOTE

Scheme Shareholders and Abcam Shareholders are advised to ONLY use the BLUE Form of Proxy approved by the Court and issued by the Company for the Court Meeting and the YELLOW Form of Proxy issued by the Company for the General Meeting, or one of the other methods stated in this document, to submit their proxy appointments in respect of the Court Meeting and General Meeting so as to ensure that their votes are counted. Abcam ADS Holders are advised to ONLY use the form of BLUE ADS Voting Instruction Card prepared by the Depositary and approved by the Company in connection with the Court Meeting and General Meeting (whether by completing the form themselves or by following the instructions provided by their broker, bank or other nominee or intermediary in connection therewith) so as to ensure that their voting instructions are counted. PROXY APPOINTMENTS OR VOTING INSTRUCTIONS SUBMITTED BY ANY OTHER MEANS MAY NOT BE ACCEPTED.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of the opinion of Scheme Shareholders. At the Court Meeting, the Scheme must be approved by a majority in number of Scheme Shareholders representing not less than 75 per cent. in value of the Scheme Shares held by such Scheme Shareholders (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting. Abcam ADS Holders are not entitled to vote directly at the Court Meeting or the General Meeting. Instead, Abcam ADS Holders on the Abcam ADS Register as at the Abcam ADS Voting Record Time will be eligible to provide the Depositary with voting instructions for the Abcam Shareholder Meetings and will be sent a Depositary Notice and BLUE ADS Voting Instruction Card.

Whether or not you plan to attend the Abcam Shareholder Meetings, Abcam Shareholders are urged to complete and sign both the enclosed BLUE and YELLOW Forms of Proxy and Abcam ADS Holders are urged to complete the BLUE ADS Voting Instruction Cards, or deliver their respective proxy appointments or voting instructions by one of the other methods mentioned below, as soon as possible and in any event prior to the deadlines set out below.

If you are an Abcam ADS Holder and you wish to vote directly (whether in person or by proxy) at the Court Meeting or the General Meeting, you must elect to become a registered shareholder by surrendering some or all of your Abcam ADSs to the Depositary for cancellation to withdraw the Abcam Shares represented by those Abcam ADSs, in accordance with the terms and conditions of the Deposit Agreement, so as to become a registered holder of Abcam Shares prior to the Scheme Voting Record Time. Pursuant to the terms of the Deposit Agreement, the Depositary is entitled to receive a cancellation fee of $5.00 per 100 Abcam ADSs cancelled, rounded up to the nearest one hundred Abcam ADSs, from each Abcam ADS Holder who cancels some or all of their Abcam ADSs.

Abcam Shareholders

The action to be taken by Abcam Shareholders in respect of the Court Meeting and General Meeting is set out on pages xviii and xix of this document. Whether or not you intend to be present at the Court Meeting and/or the General Meeting, please complete and sign both Forms of Proxy accompanying this document, BLUE for the Court Meeting and YELLOW for the General Meeting (or appoint a proxy electronically, as referred to below) and return them in accordance with the instructions printed thereon to Abcam’s registrars, Equiniti, as soon as possible, and in any event so as to be received by Equiniti by 2.00 p.m. (U.K. Time) on 2 November 2023 in the case of the Court Meeting and by 2.15 p.m. (U.K. Time) on 2 November 2023 in the case of the General Meeting or, in the case of any adjournment, not later than 48 hours (excluding any part of a day that is a non-working day in the United Kingdom) before the time fixed for the holding of the adjourned meeting. Alternatively, the Form of Proxy for the Court Meeting (but not the General Meeting) may be: (i) handed to representatives of Equiniti or the Chairman of the Court Meeting before the start of that meeting; or (ii) scanned and emailed to Equiniti and received before the start of that meeting at the following email address: proxyvotes@equiniti.com. In the case of the General Meeting, however, unless the YELLOW Form of Proxy is returned by the time mentioned in the instructions printed on it, it will be invalid.

Proxy appointments may be submitted electronically by logging on to www.sharevote.co.uk and following the instructions there. For an electronic proxy appointment to be valid, the appointment must be received by Equiniti no later than the applicable deadline set out above.

If you hold Abcam Shares in uncertificated form through CREST, you may vote using the CREST Proxy Voting Service in accordance with the procedures set out in the CREST Manual and the instructions set out on pages vii to ix of this document (Notice of Court Meeting) and pages x to xiv of this document (Notice of General Meeting). Proxies submitted via CREST (under CREST participant ID RA19) must be received by Equiniti by 2.00 p.m. (U.K. Time) on 2 November 2023 in the case of the Court Meeting and by 2.15 p.m. (U.K. Time) on 2 November 2023 in the case of the General Meeting or, in the case of any adjournment, not later than 48 hours (excluding any part of a day that is a non-working day in the United Kingdom) before the time fixed for the holding of the adjourned meeting.

The return of a completed Form of Proxy, the electronic appointment of a proxy or the submission of a proxy via CREST will not prevent Abcam Shareholders from attending the Court Meeting and/or the General Meeting, or any adjournment thereof, and voting in person if you so wish and if you are entitled to do so.

Abcam ADS Holders

Abcam ADS Holders will not be entitled to attend the Court Meeting or the General Meeting in person or by proxy or vote directly on the Transaction. Abcam ADS Holders are asked to complete and return their BLUE ADS Voting Instruction Card in accordance with the instructions printed thereon as soon as possible, and in any event so that it is received by no later than 10.00 a.m. (Eastern Time) on 31 October 2023, or, if either the Court Meeting or the General Meeting is adjourned, such later date as may be notified by the Depositary. If you hold such Abcam ADSs indirectly, you must rely on the procedures of the broker, bank or other nominee or intermediary through which you hold your Abcam ADSs.

IMPORTANT NOTICE

This document has been prepared for the purposes of complying with English law and the information disclosed herein may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of the United States or any other jurisdiction.

The distribution of this document in jurisdictions other than the United Kingdom and the United States may be restricted by law, and therefore, persons into whose possession this document comes should inform themselves about, and should observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer or an invitation to purchase or subscribe for any securities, or a solicitation of an offer to buy any securities, pursuant to the document or otherwise, in any jurisdiction in which such offer or solicitation is unlawful.

The statements contained herein are made as at the date of this document, unless some other time is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date. Nothing contained in this document shall be deemed to be a forecast, projection or estimate of the future financial performance of Abcam, the Purchaser or Danaher except where otherwise expressly stated. Neither Abcam nor the Purchaser nor Danaher intends, or undertakes any obligation, to update information contained in this document, except as required by applicable law.

No person has been authorised to make any representations on behalf of Abcam, the Abcam Group, the Purchaser, Danaher or the Danaher Group concerning the Transaction or the Scheme which are inconsistent with the statements contained in this document and any such representations, if made, may not be relied upon as having been authorised.

Morgan Stanley is acting exclusively as joint financial adviser to Abcam and no one else in connection with the matters referred to in this document and Morgan Stanley, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Abcam for providing the protections afforded to clients of Morgan Stanley nor for providing advice in connection with the contents of this document or any matter referred to herein.

Lazard is acting exclusively as joint financial adviser to Abcam and no one else in connection with the matters referred to in this document and Lazard, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Abcam for providing the protections afforded to clients of Lazard nor for providing advice in connection with the contents of this document or any matter referred to herein.

WARNING REGARDING FORWARD-LOOKING STATEMENTS

This document and the documents incorporated herein contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the following words: “may”, “might”, “will”, “could”, “would”, “should”, “expect”, “plan”, “anticipate”, “intend”, “seek”, “believe”, “estimate”, “predict”, “potential”, “continue”, “contemplate”, “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. They are not historical facts, nor are they guarantees of future performance. Any express or implied statements contained in this document that are not statements of historical fact may be deemed to be forward-looking statements, and are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: the ability of Abcam, the Purchaser and Danaher to complete the Transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary regulatory approvals and Abcam Shareholder approval, the sanction of the High Court of Justice of England and Wales and the satisfaction of other closing conditions to consummate the Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the Transaction; risks related to diverting the attention of Danaher’s and Abcam’s management from ongoing business operations; failure to realise the expected benefits of the Transaction; significant Transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the Transaction, including resulting expense or delay; the risk that Abcam’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; Danaher’s ability to fund the cash consideration for the Transaction; risks related to future opportunities and plans for the combined business, including the uncertainty of expected future regulatory filings, financial performance and results of the combined business following completion of the acquisition; disruption from the Transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; effects relating to the announcement of the Transaction, or any further announcements or the consummation of the acquisition on the market price of Abcam ADSs; regulatory initiatives and changes in tax laws; market volatility; and other risks and uncertainties affecting the Abcam Group or the Danaher Group, including, in respect of the Abcam Group, those described from time to time under the caption “Risk Factors” and elsewhere in Abcam’s Annual Report on Form 20-F for the year ended 31 December 2022 and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the SEC and available at the SEC’s website at www.sec.gov. Moreover, other risks and uncertainties of which Abcam is not currently aware may also affect any forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. Investors are cautioned that forward-looking statements are not guarantees of future performance. SEC filings for Abcam are available in the Investor Relations section of Abcam’s website at https://corporate.abcam.com/investors/. The information contained on, or that can be accessed through, Abcam’s website is not a part of, and shall not be incorporated by reference into, this document.

The forward-looking statements made in this document are made only as of the date hereof or as of the dates indicated in the forward-looking statements and reflect the views stated therein with respect to future events as at such dates, even if they are subsequently made available by Abcam on its website or otherwise. Abcam does not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made other than to the extent required by applicable law.

INFORMATION FOR OVERSEAS SHAREHOLDERS

The release, publication or distribution of this document in jurisdictions other than the United Kingdom and the United States may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom or the United States (including Restricted Jurisdictions) should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in the United Kingdom or the United States or who are subject to the laws of another jurisdiction to vote their Scheme Shares in respect of the Scheme at the Court Meeting, or to execute and deliver Forms of Proxy appointing another to vote at the Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located or to which they are subject. Any failure to comply with applicable legal or regulatory requirements of any jurisdiction may constitute a violation of securities laws in that jurisdiction. This document has been prepared for the purpose of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of the United States or any other jurisdiction. It is the responsibility of all overseas Abcam Shareholders to satisfy themselves as to their full compliance with the laws of the relevant jurisdiction, including obtaining any governmental, exchange control or other consents which may be required and their compliance with any other necessary formalities which are required to be observed and the payment of any transfer or other taxes due in such jurisdiction. If you are in any doubt regarding such matters, you should consult an independent professional adviser in the relevant jurisdiction without delay.

Overseas Abcam Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Transaction in their particular circumstances.

Copies of this document and any formal documentation relating to the Transaction are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction or any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Transaction.

If the Transaction is implemented by way of an Offer, the Offer may not (unless otherwise permitted by applicable law and regulation) be made, directly or indirectly, in or into or by use of the mails or any other means or instrumentality (including, without limitation, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Transaction will not be capable of acceptance by any such use, means, instrumentality or facilities or from within any Restricted Jurisdiction.

NOTICE TO U.S. ABCAM SHAREHOLDERS AND ABCAM ADS HOLDERS

The Transaction is being made to acquire the securities of a company incorporated under the laws of England and Wales that is a “foreign private issuer” as defined under Rule 3b-4 under the U.S. Exchange Act and will be effected by means of a scheme of arrangement provided for under the Companies Act. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules or the proxy solicitation rules under the U.S. Exchange Act. Accordingly, the Transaction is subject to the disclosure requirements and practices applicable in the United Kingdom to schemes of arrangement, which differ from the disclosure requirements of the U.S. tender offer rules and proxy solicitation rules under the U.S. Exchange Act. If, in the future, the Purchaser or Danaher (with the prior written consent of the Company, in accordance with the Transaction Agreement) elects to implement the Transaction by way of an Offer and determines to extend the Offer into the U.S., the Transaction will be made in compliance with applicable U.S. laws and regulations, including any applicable exemptions under the U.S. Exchange Act.

Certain financial information relating to Abcam that is included in this document has been or will have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and may not therefore be comparable to financial information of U.S. companies or companies whose financial statements are prepared in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”).

Abcam Shareholders and Abcam ADS Holders also should be aware that the Transaction may have tax consequences in the U.S. A summary of certain United Kingdom and United States taxation consequences of the implementation of the Scheme for certain Abcam Shareholders and Abcam ADS Holders is set out in paragraph 6 of Part V (Additional Information) of this document. Abcam Shareholders and Abcam ADS Holders are urged to consult with legal, tax and financial advisers in connection with making a decision regarding the Transaction.

Abcam is formed under the laws of England and Wales. In addition, some or all of its officers and directors reside outside the United Sates, and some or all of its assets are or may be located in jurisdictions outside the United States. Therefore, investors may have difficulty effecting service of process within the United States upon those persons or recovering against Abcam or its officers or directors on judgments of U.S. courts, including judgments based upon the civil liability provisions of U.S. federal securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment. It may not be possible to sue Abcam or its officers or directors in a non-U.S. court for violations of U.S. securities laws.

None of the securities referred to in this document have been approved or disapproved by the SEC, any state securities commission in the United States or any other U.S. regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offence in the United States.

NON-IFRS FINANCIAL MEASURES

To supplement Abcam’s audited financial results prepared in accordance with IFRS, Abcam presents certain financial measures not prepared in accordance with IFRS (“non-IFRS financial measures”), including

v

Adjusted Operating Profit, Adjusted EBITDA, Adjusted EBIT and Adjusted Diluted Earnings Per Share. Abcam believes that the presentation of these non-IFRS financial measures provides useful information about its operating results and enhances the overall understanding of its past financial performance and future prospects, allowing for greater transparency with respect to key measures used by management in its financial and operational decision making. These non-IFRS financial measures are supplemental in nature as they include and/or exclude certain items not included and/or excluded in the most directly comparable IFRS financial measures and should not be considered in isolation, or as a substitute for, financial measures prepared in accordance with IFRS. Further, other companies may calculate these non-IFRS financial measures differently than Abcam does, which may limit the usefulness of those measures for comparative purposes.

Abcam’s management believes that the presentation of Adjusted Operating Profit, Adjusted EBITDA, Adjusted EBIT and Adjusted Diluted Earnings Per Share provide useful information to investors and others as management regularly reviews these measures as important indicators of Abcam’s operating performance and makes decisions based on them.

The following is a qualitative reconciliation of non-IFRS financial measures presented in this document to their most directly comparable IFRS financial measures.

•

“Adjusted Operating Profit” as profit for the period or year before taking account of finance income, finance costs, tax, exceptional items, share-based payments, and amortisation of acquisition intangibles. Exceptional items consist of certain cash and non-cash items that Abcam management believes are not reflective of the normal course of Abcam’s business; and Abcam identifies and determines items to be exceptional based on their nature and incidence or by their significance. As a result, the composition of such exceptional items may vary from period to period or year to year.

•	“Adjusted EBITDA” as Adjusted Operating Profit before taking into account interest, taxes and depreciation.

•	“Adjusted EBIT” as Adjusted Operating Profit before taking into account interest and taxes.

•	“Adjusted Diluted Earnings Per Share” as Adjusted Operating Profit less net financing expenses and effective tax payments divided by fully diluted shares outstanding.

U.K. TAKEOVER CODE DOES NOT APPLY

Neither Abcam nor the Transaction is subject to the requirements of the U.K. Takeover Code or the jurisdiction of the U.K. Panel on Takeovers and Mergers. Therefore, no dealing disclosures are required to be made under Rule 8 of the U.K. Takeover Code by Abcam Shareholders or Danaher.

PUBLICATION ON WEBSITE

A copy of this document, together with all information incorporated into this document by reference to another source, will be made available, subject to certain restrictions relating to persons resident in, or subject to the laws and/or regulations, of any Restricted Jurisdiction or resident in any jurisdiction where the extension or availability of the Transaction would breach any applicable law, on Abcam’s website, at https://corporate.abcam.com/investors/danaher-abcam, following publication of this document. For the avoidance of doubt, neither the contents of such website nor the contents of any website accessible from hyperlinks on such website (or any other websites referred to in this document) are incorporated into, or form part of, this document.

ROUNDING

Certain figures included in this document have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetical aggregation of the figures that precede them.

DEFINITIONS

Capitalised words and phrases used in this document shall have the meanings given to them in Part VII (Definitions) of this document.

DATE

This document is dated 5 October 2023 and is first being mailed to Abcam Shareholders on or about 5 October 2023.

NOTICE OF COURT MEETING OF SCHEME SHAREHOLDERS

IN THE HIGH COURT OF JUSTICE	CR-2023-004913

BUSINESS AND PROPERTY COURTS

OF ENGLAND AND WALES

COMPANIES COURT (ChD)

ICC JUDGE GREENWOOD

IN THE MATTER OF ABCAM PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006

NOTICE IS HEREBY GIVEN that by an Order dated 4 October 2023 made in the above matter, the Court has given permission for a meeting (the “Court Meeting”) to be convened of the holders of Scheme Shares (as defined in the Scheme of Arrangement referred to below) for the purpose of considering and, if thought fit, approving (with or subject to any modification, addition or condition which the Company (as defined below) and Diadem Holdco Limited may agree and which the Court approves) a scheme of arrangement (the “Scheme of Arrangement”) proposed to be made under Part 26 of the Companies Act 2006 between Abcam plc, a public limited company incorporated in England and Wales with its registered office at Discovery Drive, Cambridge Biomedical Campus, Cambridge CB2 0AX, United Kingdom (the “Company” or “Abcam”), and the holders of Scheme Shares, and that the Court Meeting will be held at the offices of Abcam’s solicitors, Latham & Watkins (London) LLP, at 99 Bishopsgate, London EC2M 3XF, United Kingdom on 6 November 2023 at 2.00 p.m. (U.K. Time), at which place and time all Scheme Shareholders (as defined in the Scheme of Arrangement) are requested to attend in person or by proxy.

A copy of the Scheme of Arrangement and a copy of the Explanatory Statement required to be furnished pursuant to Part 26 of the Companies Act 2006 are incorporated in the document of which this notice forms part.

Voting on the resolution to approve the Scheme of Arrangement will be by poll, which shall be conducted as the Chairman of the Court Meeting may determine.

Right to Appoint a Proxy; Procedure for Appointment

Holders of Scheme Shares entitled to attend and vote at the Court Meeting may vote in person at such meeting or they may appoint another person or persons, whether a registered shareholder of the Company or not, as their proxy or proxies, to exercise all or any of their rights to attend, speak and vote at the Court Meeting.

A BLUE Form of Proxy, for use at the Court Meeting, has been provided. Instructions for its use are set out on the form. It is requested that the BLUE Form of Proxy (together with any power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof) be returned to the Company’s registrars, Equiniti, at Freepost RTHJ-CLLL-KBKU, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 8LU, United Kingdom, either (i) by post, or (ii) during normal business hours only, by hand, in either case to be received no later than 2.00 p.m. (U.K. Time) on 2 November 2023 or, in the case of an adjournment of the Court Meeting, 48 hours (excluding any part of a day that is a non-working day in the United Kingdom) before the time appointed for the adjourned meeting. However, if not so lodged, BLUE Forms of Proxy (together with any such power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof) may be (i) handed to representatives of Equiniti or the Chairman of the Court Meeting before the start of the Court Meeting, or (ii) scanned and emailed to Equiniti and received before the start of that meeting at the following email address proxyvotes@equiniti.com, and will still be valid.

If you are posting your proxy form from within the United Kingdom, no postage is required and you are encouraged to post early and please allow at least three working days for delivery. If the proxy form is posted from outside of the United Kingdom, please return it in an envelope with postage paid and allow extra time for posting.

Proxy appointments may alternatively be submitted electronically by logging on to www.sharevote.co.uk and following the instructions there. For an electronic proxy appointment to be valid, the appointment must be received by Equiniti no later than 2.00 p.m. (U.K. Time) on 2 November 2023 (or if the Court Meeting is adjourned, 48 hours (excluding any part of a day that is a non-working day in the United Kingdom) before the time fixed for the adjourned Court Meeting).

As a Scheme Shareholder you are entitled to appoint one or more proxies to exercise all or any of your rights to attend, speak and vote on your behalf at the Court Meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares. A proxy need not be a registered shareholder of the Company but they must attend the Court Meeting to represent you. If you require additional proxy forms, please contact the Company’s registrars, Equiniti, on +44 (0) 371 384 2050 (if calling from outside the U.K. international rates apply) or by submitting a request in writing to Equiniti at Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, United Kingdom.

To change your proxy instructions you may return a new proxy appointment using the methods set out above. Where you have appointed a proxy using the hard copy BLUE Form of Proxy and would like to change the instructions using another hard copy BLUE Form of Proxy, please contact Equiniti. The deadline for receipt of proxy appointments also applies in relation to amended instructions. Where two or more valid separate appointments of proxy are received in respect of the same Scheme Share in respect of the same Court Meeting, the one which is last sent shall be treated as replacing and revoking the other or others. If Equiniti is unable to determine either which is last sent or which is last received, none of them shall be treated as valid in respect of the relevant Scheme Share(s). If you would like to revoke your proxy you may deliver a written notice of revocation by mail to Equiniti at the address set out above.

Scheme Shareholders who hold their shares in uncertificated form through CREST who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual available at www.euroclear.com.

In order for a proxy appointment or instruction made using CREST to be valid, the appropriate CREST message must be properly authenticated in accordance with Euroclear’s specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the Company’s registrars, Equiniti (under CREST participant ID RA19), by 2.00 p.m. (U.K. Time) on 2 November 2023 (or if the Court Meeting is adjourned, 48 hours (excluding any part of a day that is a non-working day in the United Kingdom) before the time fixed for the adjourned Court Meeting). For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the Company’s registrars, Equiniti, is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. If the CREST proxy appointment or instruction is not received by this time, the BLUE form of proxy may be handed to the Chairman of the Court Meeting any time prior to the commencement of the Court Meeting or any adjournment thereof.

CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Completion and return of a Form of Proxy, or the appointment of a proxy electronically or using CREST, will not prevent a holder of Scheme Shares from attending, speaking and voting in person at the Court Meeting, or any adjournment thereof, if such Scheme Shareholder wishes and is entitled to do so.

Scheme Voting Record Time

Entitlement to attend, speak and vote at the Court Meeting or any adjournment thereof and the number of votes which may be cast at the Court Meeting, will be determined by reference to the register of members of the Company at 6.30 p.m. (U.K. Time) on 2 November 2023 or, if the Court Meeting is adjourned, 6.30 p.m. (U.K. Time) on the date which is two days (excluding non-working days in the United Kingdom) before the date fixed for the adjourned meeting. Changes to the register of members after the relevant time shall be disregarded in determining the rights of any person to attend, speak and vote at the Court Meeting.

Joint Holders

In the case of joint holders of a Scheme Share, the vote of the joint holder whose name stands first in the register of members of the Company in respect of the joint holding shall be accepted to the exclusion of the votes of the other joint holder(s).

Corporate Representatives

As an alternative to appointing a proxy, any Scheme Shareholder which is a corporation may appoint one or more corporate representatives who may exercise on its behalf all its powers as a Scheme Shareholder, provided that if two or more corporate representatives purport to vote in respect of the same Scheme Shares, if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way, and in other cases the power is treated as not exercised.

By the said Order, the Court has appointed the Non-Executive Chairman of the Company or, failing him, any other director of the Company to act as Chairman of the Court Meeting and has directed the Chairman to report the result thereof to the Court.

The Scheme will be subject to the subsequent sanction of the Court.

Dated 5 October 2023

Latham & Watkins (London) LLP

99 Bishopsgate

London EC2M 3XF

United Kingdom

Solicitors for the Company

Nominated Persons

Any person to whom this notice is sent who is a person nominated under Section 146 of the Companies Act 2006 to enjoy information rights (a “Nominated Person”) does not, in that capacity, have a right to appoint a proxy, such right only being exercisable by shareholders of the Company. However, Nominated Persons may, under agreement with the shareholder who nominated them, have a right to be appointed (or to have someone else appointed) as a proxy for the Court Meeting.

NOTICE OF GENERAL MEETING OF ABCAM SHAREHOLDERS

ABCAM PLC

(incorporated in England and Wales with registered number 03509322)

NOTICE IS HEREBY GIVEN that a General Meeting of Abcam plc, a public limited company incorporated in England and Wales with its registered office at Discovery Drive, Cambridge Biomedical Campus, Cambridge CB2 0AX, United Kingdom (the “Company”) will be held at the offices of Abcam’s solicitors, Latham & Watkins (London) LLP, at 99 Bishopsgate, London EC2M 3XF, United Kingdom on 6 November 2023 at 2.15 p.m. (U.K. Time) (or as soon thereafter as the Court Meeting (as defined in the document of which this notice forms part) has been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolution as a special resolution.

SPECIAL RESOLUTION

1.

THAT, for the purpose of giving effect to the scheme of arrangement dated 5 October 2023 between Abcam and the holders of Scheme Shares (as defined in the said scheme of arrangement), a print of which has been produced to this meeting and for the purposes of identification signed by the Chairman of this meeting, in its original form or subject to any modification, addition, or condition as may be agreed from time to time (including, for the avoidance of doubt, after the date of this resolution) between the Company and Diadem Holdco Limited (the “Purchaser”) and which (if required) is approved by the High Court of Justice of England and Wales (the “Court”), or which is otherwise imposed by the Court and is mutually acceptable to the Company and the Purchaser each acting reasonably and in good faith (the “Scheme”):

(a)

the directors of the Company (or a duly authorised committee thereof) be and are hereby authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect; and

(b)	with effect from the passing of this resolution, the articles of association of the Company be and are hereby amended by the adoption and inclusion of the following new article 195:

“195.	Scheme of Arrangement

195.1

In this Article, references to the “Scheme” are to the scheme of arrangement dated 5 October 2023 under Part 26 of the U.K. Companies Act 2006 between the Company and the holders of Scheme Shares (as defined in the Scheme) in its original form or with or subject to any modification, addition or condition as may be agreed between the Company and Diadem Holdco Limited (the “Purchaser”) and which (if required) is approved by the Court, or which is otherwise imposed by the Court and is mutually acceptable to the Company and the Purchaser each acting reasonably and in good faith. Capitalised terms used but not otherwise defined in this Article shall have the meanings given to them in the Scheme.

195.2

Notwithstanding any other provision of these Articles, if the Company issues any shares (other than to any member of the Purchaser Group or a nominee of any such person (each such person, a “Purchaser Company”)) at or after the Scheme Voting Record Time but before the Scheme Record Time, such shares shall be issued subject to the terms of the Scheme (and shall be Scheme Shares for the purposes of the Scheme) and the original or any subsequent holder or holders of such shares shall be bound by the Scheme accordingly.

195.3

Subject to the Scheme becoming effective, and notwithstanding any other provision of these Articles, if any shares in the Company are issued or transferred to any person other than a Purchaser Company (a “New Member”) after the Scheme Record Time (such shares the “Post-Scheme Shares”), such New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) will be obliged, upon the Scheme becoming effective (or, if later, upon the issue or transfer of the Post-Scheme Shares to such New Member, but subject to the terms of Articles 195.4 and 195.5 below), to transfer

x

immediately all of its Post-Scheme Shares free of all encumbrances to the Purchaser (or to such other person as may be nominated by the Purchaser) who shall be obliged to acquire (or procure the acquisition by such other person of) all of the Post-Scheme Shares. In exchange for the transfer of the Post-Scheme Shares, the Purchaser (or such other person as has been nominated by the Purchaser) shall pay or procure the payment to the New Member of the Per-Share Consideration that the New Member would have been entitled to receive pursuant to the Scheme had each Post-Scheme Share been a Scheme Share.

195.4

Any New Member (other than, for the avoidance of doubt, a person who becomes a New Member by virtue of a transfer pursuant to this Article 195.4) may, prior to the issue of Post-Scheme Shares to them pursuant to the satisfaction of an Award granted under one of the Company Equity Plans, give not less than two Business Days’ written notice to the Company in such manner as the Directors shall prescribe of their intention to transfer some or all of such Post-Scheme Shares to their respective spouse or civil partner and may, if such notice has been validly given, on such Post-Scheme Shares being issued to them, immediately transfer to their respective spouse or civil partner any such Post-Scheme Shares, provided that such Post-Scheme Shares will then be immediately transferred by that spouse or civil partner (as applicable) to the Purchaser pursuant to Article 195.3 above. If notice has been validly given pursuant to this Article 195.4 but the New Member does not immediately transfer to their spouse or civil partner the Post-Scheme Shares in respect of which notice was given, such shares will be transferred to the Purchaser and/or its nominee(s) pursuant to Article 195.3 above.

195.5

On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation) carried out after the Effective Date, the value of the consideration per Post-Scheme Share to be paid under Article 195.3 shall be adjusted by the Company in such manner as the auditors of the Company may determine to be appropriate to reflect such reorganisation or alteration. References in this Article to such shares shall, following such adjustment, be construed accordingly.

195.6

To give effect to any transfer of Post-Scheme Shares required by this Article, the Company may appoint any person as attorney and/or agent (the “agent”) for the New Member to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer on behalf of the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) in favour of the Purchaser (or such other person as the Purchaser may nominate) and do all such other things and execute and deliver all such documents as may in the opinion of the agent be necessary or desirable to vest the Post-Scheme Shares in the Purchaser (or such other person as the Purchaser may nominate) and pending such vesting to exercise all such rights attaching to the Post-Scheme Shares as the Purchaser may direct. If an agent is so appointed, the New Member shall not thereafter be entitled to exercise any rights attaching to the Post-Scheme Shares unless so agreed in writing by the Purchaser, and the Company may send to the agent any notice, circular, warrant or other document or communication which may otherwise be required to be sent to the New Member as a member of the Company.

195.7

The Company may give good receipt for the Per-Share Consideration for the Post-Scheme Shares and may register the Purchaser (or such other person as the Purchaser may nominate) as holder of the Post-Scheme Shares and issue to it certificate(s) for the same. The agent shall be empowered to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer on behalf of the New Member (or any subsequent holder). The Company shall not be obliged to issue a certificate to the New Member for any Post-Scheme Shares.

195.8

The Purchaser shall settle (or procure the settlement) of the Per-Share Consideration within five Business Days of the transfer of the Post-Scheme Shares by the New Member to the Purchaser (or to such other person as the Purchaser may nominate).

195.9

Notwithstanding any other provision of these Articles, neither the Company nor its directors shall register the transfer of any Scheme Shares effected between the Scheme Record Time and the Effective Time (other than to a Purchaser Company pursuant to the Scheme).

195.10	If the Scheme has not become effective by the date referred to in paragraph 8.2 of the Scheme, this Article shall be of no effect.”

Registered Office:	By order of the Board

Abcam plc

Discovery Drive	Marc Perkins

Cambridge Biomedical Campus	Company Secretary and General Counsel

Cambridge CB2 0AX

United Kingdom

Dated 5 October 2023

Notes

Right to Appoint a Proxy; Procedure for Appointment

A YELLOW Form of Proxy, for use at the General Meeting, has been provided. Instructions for its use are set out on the form. In order to be valid, the YELLOW Form of Proxy (together with any power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof) must be returned to the Company’s registrars, Equiniti, at Freepost RTHJ-CLLL-KBKU, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 8LU, United Kingdom, either (i) by post, or (ii) during normal business hours only, by hand, in either case to be received no later than 2.15 p.m. (U.K. Time) on 2 November 2023 or, in the case of an adjournment of the General Meeting, 48 hours (excluding any part of a day that is a non-working day in the United Kingdom) before the time appointed for the adjourned meeting.

If you are posting your proxy form from within the United Kingdom, no postage is required and you are encouraged to post early and please allow at least three working days for delivery. If the proxy form is posted from outside of the United Kingdom, please return it in an envelope with postage paid and allow extra time for posting.

Proxy appointments may alternatively be submitted electronically by logging on to www.sharevote.co.uk and following the instructions there. For an electronic proxy appointment to be valid, the appointment must be received by Equiniti no later than 2.15 p.m. (U.K. Time) on 2 November 2023 (or if the General Meeting is adjourned, 48 hours (excluding any part of a day that is a non-working day in the United Kingdom) before the time fixed for the adjourned General Meeting).

As an Abcam Shareholder you are entitled to appoint one or more proxies to exercise all or any of your rights to attend, speak and vote on your behalf at the General Meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares. A proxy need not be a registered shareholder of the Company but they must attend the General Meeting to represent you. If you require additional proxy forms, please contact the Company’s registrars, Equiniti on +44 (0) 371 384 2050 (if calling from outside the U.K. international rates apply) or by submitting a request in writing to Equiniti at Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, United Kingdom.

To change your proxy instructions you may return a new proxy appointment using the methods set out above. Where you have appointed a proxy using the hard copy YELLOW Form of Proxy and would like to change the instructions using another hard copy YELLOW Form of Proxy, please contact Equiniti. The deadline for receipt of proxy appointments also applies in relation to amended instructions. Where two or more valid separate appointments of proxy are received in respect of the same Abcam Share in respect of the same General Meeting, the one which is last sent shall be treated as replacing and revoking the other or others. If Equiniti is unable to determine either which is last sent or which is last received, none of them shall be treated as valid in respect of the relevant Abcam Share(s). If you would like to revoke your proxy you may deliver a written notice of revocation by mail to Equiniti at the address set out above.

Appointment of Proxies through CREST

Abcam Shareholders who hold their shares in uncertificated form through CREST who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual available at www.euroclear.com.

In order for a proxy appointment or instruction made using CREST to be valid, the appropriate CREST message must be properly authenticated in accordance with Euroclear’s specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the Company’s registrars, Equiniti, (CREST participant ID RA19) by 2.15 p.m. (U.K. Time) on 2 November 2023 (or if the General Meeting is adjourned, 48 hours (excluding any part of a day that is a non-working day in the United Kingdom) before the time fixed for the adjourned General Meeting). For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the Company’s registrars, Equiniti, is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Right to attend, speak and vote in person

Completion and return of a Form of Proxy, or the appointment of a proxy electronically using CREST, will not prevent a holder of Abcam Shares from attending, speaking and voting in person at the General Meeting, or any adjournment thereof, if such Abcam Shareholder wishes and is entitled to do so.

Scheme Voting Record Time

Entitlement to attend, speak and vote at the General Meeting or any adjournment thereof and the number of votes which may be cast at the General Meeting, will be determined by reference to the register of members of the Company at 6.30 p.m. (U.K. Time) on 2 November 2023 or, if the General Meeting is adjourned, 6.30 p.m. (U.K. Time) on the date which is two days (excluding non-working days in the United Kingdom) before the date fixed for the adjourned meeting. Changes to the register of members after the relevant time shall be disregarded in determining the rights of any person to attend, speak and vote at the General Meeting.

Joint Holders

In the case of joint holders of an Abcam Share, the vote of the joint holder whose name stands first in the register of members of the Company in respect of the joint holding shall be accepted to the exclusion of the votes of the other joint holder(s).

Corporate Representatives

As an alternative to appointing a proxy, any Abcam Shareholder which is a corporation may appoint one or more corporate representatives who may exercise on its behalf all its powers as an Abcam Shareholder, provided that if two or more corporate representatives purport to vote in respect of the same Abcam Shares, if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way, and in other cases the power is treated as not exercised.

Nominated Persons

Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a “Nominated Person”) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the General Meeting. If a Nominated Person has no such proxy appointment right, or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. The statement of rights above does not apply to Nominated Persons, which applies only to shareholders of the Company.

General

As at the Latest Practicable Date, the Company’s issued share capital consists of 230,151,118 ordinary shares of £0.002 each, carrying one vote each. Therefore, the total voting rights in the Company as at the Latest Practicable Date are 230,151,118.

Any Abcam Shareholder attending the General Meeting is entitled, pursuant to section 319A of the Companies Act 2006, to ask any question relating to the business being dealt with at the General Meeting. The Company will answer any such questions unless: (i) to do so would interfere unduly with the preparation for the General Meeting or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the General Meeting that the question be answered.

You may not use any electronic address (within the meaning of section 333(4) of the Companies Act 2006) provided in this document (or in any related documents including the YELLOW Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

The Resolution will be voted on at the General Meeting by way of a poll, which will be demanded at the start of the General Meeting by the Chairman of the General Meeting in accordance with article 72.1 of the Abcam Articles. This is a more transparent method of voting as member votes are to be counted according to the number of ordinary shares held. The results of the poll will be announced by the filing of a Report of Foreign Private Issuer on Form 6-K with the SEC and published on Abcam’s website as soon as reasonably practicable following the conclusion of the General Meeting.

The “VOTE WITHHELD” option on the form of proxy is provided to enable Abcam Shareholders to abstain from voting on the resolution. However, a vote withheld is not a vote in law and will not be counted in the calculation of proportion of votes “FOR” and “AGAINST” the resolution.

A copy of the document of which this notice forms part will be made available, subject to certain restrictions relating to persons resident in, or subject to the laws and/or regulations of, any Restricted Jurisdiction or resident in any jurisdiction where the extension or availability of the Transaction would breach any applicable law, on Abcam’s website, at https://corporate.abcam.com/investors/danaher-abcam.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time/date	(1)

Abcam ADS Voting Record Time	5.00 p.m. (Eastern Time) on 2 October 2023

Publication of this document	5 October 2023

Latest time for receipt of BLUE ADS Voting Instruction Cards for the Abcam Shareholder Meetings	10.00 a.m. (Eastern Time) on 31 October 2023

Latest time for lodging Forms of Proxy for use at the Court Meeting (BLUE Form of Proxy)	2.00 p.m. (U.K. Time) on 2 November 2023	(2)

Latest time for lodging Forms of Proxy for use at the General Meeting (YELLOW Form of Proxy)	2.15 p.m. (U.K. Time) on 2 November 2023	(3)

Scheme Voting Record Time	6.30 p.m. (U.K. Time) on 2 November 2023	(4)

Court Meeting	2.00 p.m. (U.K. Time) on 6 November 2023

General Meeting	2.15 p.m. (U.K. Time) on 6 November 2023	(5)

The expected date of the Court Hearing to sanction the Scheme and each of the other dates and times set out below will depend, among other things, on the date on which the Conditions to the Scheme and the Transaction are satisfied or, if capable of waiver, waived. They are accordingly presented as indicative and referable to the date on which those Conditions are satisfied or waived (as the case may be). Further details of the Conditions are set out in Part III (Conditions to and Further Terms of the Scheme and the Transaction) of this document.

Abcam will give notice of each of the below dates and times, when known, by issuing an announcement through a national news wire service in the United States and by making such announcement available on Abcam’s website at https://corporate.abcam.com/investors/danaher-abcam. Further updates or changes to other times or dates indicated below shall be notified in the same manner.

Event	Time/date	(1)

Court Hearing to sanction the Scheme	D

Last day of trading in Abcam ADSs on Nasdaq	D+1 Business Day

Scheme Record Time	6.00 p.m. (U.K. Time) on D+1 Business Day

Effective Date of the Scheme	D+2 Business Days	(6)

Suspension of trading in Abcam ADSs on Nasdaq	by 8.00 a.m. (Eastern Time) on D+2 Business Days	(6)

Despatch of cheques and crediting of CREST for Consideration due to Scheme Shareholders under	as soon as practicable after the Effective Time, and in any event not later than five Business Days

the Scheme	after the Effective Time	(6)

Cancellation of listing of Abcam ADSs on Nasdaq	D+11 days	(6)

Termination of Abcam ADS program	D+12 Business Days	(6)

Long Stop Date	26 August 2024	(7)

The Court Meeting and the General Meeting will each be held at the offices of Abcam’s solicitors, Latham & Watkins (London) LLP, at 99 Bishopsgate, London EC2M 3XF, United Kingdom, at 2.00 p.m. (U.K. Time) and 2.15 p.m. (U.K. Time), respectively, on 6 November 2023.

(1)

These times and dates are indicative only and will depend, among other things, on the dates on which: (i) the Conditions are satisfied or (where applicable) waived; (ii) the Court sanctions the Scheme; and (iii) a copy of the Court Order is delivered to the Registrar of Companies. Abcam will give notice of any change(s) by issuing an announcement through a national news wire service in the United States and by making such announcement available on Abcam’s website at https://corporate.abcam.com/investors/danaher-abcam.

(2)

It is requested that BLUE Forms of Proxy for the Court Meeting be lodged not later than 2.00 p.m. (U.K. Time) on 2 November 2023 or, if the Court Meeting is adjourned, not later than 48 hours (excluding any part of a day that is a non-working day in the United Kingdom) before the time appointed for the holding of the adjourned meeting. However, if not so lodged, BLUE Forms of Proxy (together with any power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof) may be (i) handed to representatives of Equiniti or the Chairman of the Court Meeting before the start of the Court Meeting, or (ii) scanned and emailed to Equiniti and received before the start of the Court Meeting at the following email address proxyvotes@equiniti.com, and will still be valid.

(3)

YELLOW Forms of Proxy for the General Meeting must be lodged no later than 2.15 p.m. (U.K. Time) on 2 November 2023 in order to be valid or, if the General Meeting is adjourned, no later than 48 hours before the time appointed for the holding of the adjourned meeting. YELLOW Forms of Proxy submitted after this time will not be valid.

(4)

If either of the Abcam Shareholder Meetings is adjourned, the Scheme Voting Record Time for the relevant adjourned meeting will be 6.30 p.m. on the date 48 hours (excluding any part of a day that is not a working day in the United Kingdom) before the date set for the adjourned meeting.

(5)	To commence at 2.15 p.m. (U.K. Time) or, if later, immediately after the conclusion or adjournment of the Court Meeting.

(6)

These dates depend, among other things, on the date upon which the Court sanctions the Scheme and the date which the Court Order sanctioning the Scheme is delivered to and, if ordered by the Court, registered by, the Registrar of Companies.

(7)

This date may be extended: (i) by six months by either the Purchaser or the Company, by notice in writing to the other no later than 5.00 p.m. (U.K. Time) on the Business Day immediately following the Long Stop Date, if the Condition in paragraph A(v) of Part III (Conditions to and further terms of the Scheme and the Transaction) is not fulfilled by 5.00 p.m. (U.K. Time) on the Long Stop Date; or (ii) otherwise as Abcam and the Purchaser agree in writing and the Court may allow.

ACTION TO BE TAKEN

The Court Meeting and the General Meeting will be held at the offices of Abcam’s solicitors, Latham & Watkins (London) LLP, at 99 Bishopsgate, London EC2M 3XF, United Kingdom on 6 November 2023 at 2.00 p.m. and 2.15 p.m., respectively (or, in the case of the General Meeting, as soon thereafter as the Court Meeting has been concluded or adjourned). In respect of the Court Meeting, you are entitled to one vote for each Scheme Share that you hold as at the Scheme Voting Record Time. As at the Latest Practicable Date, there were 230,151,118 Abcam Shares in issue.

This section should be read in conjunction with the rest of this document and the accompanying Forms of Proxy or Depositary Notice and BLUE ADS Voting Instruction Card (as applicable).

DOCUMENTS

Please check you have received the following with this document, as applicable to you:

Abcam Shareholders:

•	a BLUE Form of Proxy for use in respect of the Court Meeting; and

•	a YELLOW Form of Proxy for use in respect of the General Meeting.

If you have not received these documents, please contact the Company’s registrars, Equiniti, by calling the applicable helpline set out at the end of this section.

Abcam ADS Holders:

•	a Depositary Notice; and

•	a BLUE ADS Voting Instruction Card.

If you have not received these documents, please contact the Company’s proxy solicitor, Morrow Sodali, by calling the applicable helpline or by emailing the applicable address set out on page xix of this document or contact your broker, bank or other nominee.

TO VOTE ON THE PROPOSALS

Scheme Shareholders and Abcam Shareholders are advised to ONLY use the BLUE Form of Proxy approved by the Court and issued by the Company for the Court Meeting and the YELLOW Form of Proxy issued by the Company for the General Meeting, or one of the other methods stated in this document, to submit their proxy appointments in respect of the Court Meeting and General Meeting so as to ensure that their votes are counted. Abcam ADS Holders are advised to ONLY use the form of BLUE ADS Voting Instruction Card prepared by the Depositary and approved by the Company in connection with the Court Meeting and General Meeting (whether by completing the form themselves or by following the instructions provided by their broker, bank or other nominee or intermediary in connection therewith) so as to ensure that their voting instructions are counted. PROXY APPOINTMENTS OR VOTING INSTRUCTIONS SUBMITTED BY ANY OTHER MEANS MAY NOT BE ACCEPTED.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of the opinion of Scheme Shareholders. Scheme Shareholders are reminded that, at the Court Meeting, the Scheme must be approved by a majority in number of Scheme Shareholders representing not less than 75 per cent. in value of the Scheme Shares held by such Scheme Shareholders (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting.

Therefore, whether or not you plan to attend the Abcam Shareholder Meetings, Abcam Shareholders are urged to complete and sign both the enclosed BLUE and YELLOW Forms of Proxy and Abcam ADS Holders, who are not entitled to attend in person or by proxy or vote directly at the Abcam Shareholder Meetings, are urged to complete the BLUE ADS Voting Instruction Cards, or deliver their respective proxy appointments or voting instructions by one of the other methods mentioned below, as soon as possible and in any event prior to the deadlines set out below.

Abcam Shareholders

In respect of the Court Meeting, you are entitled to one vote for each Scheme Share that you hold as at the Scheme Voting Record Time. In respect of the General Meeting, you are entitled to one vote for each Abcam Share that you hold as at the Scheme Voting Record Time.

Whether or not you plan to attend the Abcam Shareholder Meetings, if you are an Abcam Shareholder, please:

•	complete and return the BLUE Form of Proxy (for the Court Meeting); and

•	complete and return the YELLOW Form of Proxy (for the General Meeting),

in accordance with the instructions printed thereon so that they are received by the Company’s registrars, Equiniti, no later than 2.00 p.m. on 2 November 2023 (in the case of the BLUE Form of Proxy for the Court Meeting) or 2.15 p.m. on 2 November 2023 (in the case of the YELLOW Form of Proxy for the General Meeting) or, in the case of any adjournment, not later than 48 hours (excluding any part of a day that is a non-working day in the United Kingdom) before the time fixed for the holding of the adjourned meeting. Your vote will be cast as specified on the applicable Form of Proxy.

Proxy appointments may be submitted electronically by logging on to www.sharevote.co.uk and following the instructions there. For an electronic proxy appointment to be valid, the appointment must be received by Equiniti no later than the applicable deadline set out above.

Alternatively, BLUE Forms of Proxy (but not YELLOW Forms of Proxy), together with any power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof, may be (i) handed to representatives of Equiniti or the Chairman of the Court Meeting before the start of the Court Meeting, or (ii) scanned and emailed to Equiniti and received before the start of that meeting at the following email address proxyvotes@equiniti.com. In the case of the General Meeting, unless the YELLOW Form of Proxy is returned by the time and date mentioned in the instructions printed thereon, it will be invalid.

The completion and return of the Forms of Proxy will not prevent eligible Abcam Shareholders from attending and voting at the Court Meeting or the General Meeting, or any adjournment thereof, in person.

If you hold Abcam Shares in uncertificated form through CREST, you may vote using the CREST Proxy Voting Service in accordance with the procedures set out in the CREST Manual and the instructions set out on pages vii to ix of this document (Notice of Court Meeting) and pages x to xiv of this document (Notice of General Meeting).

Abcam ADS Holders

Abcam ADS Holders are not entitled to vote directly at the Court Meeting or the General Meeting. Instead, Abcam ADS Holders on the Abcam ADS Register as at the Abcam ADS Voting Record Time will be eligible to provide the Depositary with voting instructions for the Abcam Shareholder Meetings subject to the terms and conditions set forth in the Deposit Agreement, and will be sent a Depositary Notice and a BLUE ADS Voting Instruction Card. The BLUE ADS Voting Instruction Card must be completed, signed and returned in accordance with the instructions printed thereon so that it is received by no later than 10.00 a.m. (Eastern Time) on 31 October 2023, or, if either the Court Meeting or the General Meeting is adjourned, such later date as may be notified by the Depositary.

Holders of Abcam ADSs who hold their Abcam ADSs indirectly through a broker, bank, trust company or other nominee must rely on the procedures of such broker, bank, trust company or other nominee in order to assert the rights of an Abcam ADS Holder to issue voting instructions to the Depositary. If this applies to you, we encourage you to consult your broker, bank, trust company or other nominee as soon as possible. Please vote in accordance with the instructions sent to you by your broker, bank, trust company or other nominee as soon as possible.

The Depositary will collate all votes properly and timely submitted by Abcam ADS Holders and will submit a vote on behalf of all such holders.

If you are an Abcam ADS Holder and you wish to vote directly (whether in person or by proxy) at the Court Meeting or the General Meeting, you must elect to become a registered shareholder by surrendering some or all of your Abcam ADSs to the Depositary for cancellation and withdraw the Abcam Shares represented by those Abcam ADSs, in accordance with the terms and conditions of the Deposit Agreement, so as to become a registered holder of Abcam Shares prior to the Scheme Voting Record Time. In order to surrender some or all of your Abcam ADSs and withdraw the underlying Abcam Shares if you hold Abcam ADSs indirectly through a broker, bank, trust company or other nominee you should contact your broker, bank, trust company or other nominee to make the necessary arrangements to ensure the necessary processing can be completed in time. Pursuant to the terms of the Deposit Agreement, the Depositary is entitled to receive a cancellation fee of $5.00 per 100 Abcam ADSs cancelled, rounded up to the nearest one hundred Abcam ADSs, from each Abcam ADS Holder who cancels some or all of their Abcam ADSs.

PROPOSALS

At the Court Meeting, Scheme Shareholders will be asked to approve the Scheme, with or subject to any modification, addition or condition which Abcam and Danaher may agree and which the Court may approve or impose, pursuant to which the Scheme Shares will be acquired by the Purchaser or its nominee(s).

At the General Meeting, Abcam Shareholders will be asked to approve a special resolution to authorise the Abcam Directors to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect, and to amend, with effect from the passing of such resolution, the Abcam Articles to ensure that any Abcam Shares issued after the General Meeting will be subject to the Scheme or otherwise transferred to the Purchaser or its nominee(s).

RECOMMENDATION AND VOTING BY ABCAM DIRECTORS

Based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in Morgan Stanley and Lazard’s respective written opinions, Morgan Stanley and Lazard advised the Abcam Directors that the Per-Share Consideration to be paid to holders of Scheme Shares in the Transaction was fair, from a financial point of view, to such holders as of the date of such opinions. Morgan Stanley’s and Lazard’s advice to the Abcam Directors is set out in their written opinions, both dated 26 August 2023, attached to this document as ANNEX A and ANNEX B, respectively, and which also set out in full the relevant assumptions and qualifications to such advice.

For the reasons set out in this document, the Abcam Directors believe that the terms of the Transaction, including the terms of the Transaction Agreement, are fair and reasonable and that proceeding with the Transaction is likely to promote the success of Abcam for the benefit of its shareholders, having had regard to the interests of other stakeholders, and unanimously recommend that Scheme Shareholders vote in favour of the Scheme at the Court Meeting and that Abcam Shareholders vote in favour of the Resolution to be proposed at the General Meeting, as the Abcam Directors intend to do, or to procure, in respect of their own beneficial holdings of Abcam Shares amounting to, in aggregate, 495,129 Abcam Shares representing approximately 0.22 per cent. of the existing issued ordinary share capital of Abcam as at the Latest Practicable Date.

HELPLINES

Abcam Shareholders who have any questions or require any assistance in submitting their proxy appointment, should contact the Company’s registrars, Equiniti, by calling +44 (0) 371 384 2050. Lines are open 8.30 a.m. to 5.30 p.m. (U.K. Time), Monday to Friday, excluding public holidays in England and Wales.

Abcam ADS Holders who have any questions or require any assistance in submitting their voting instructions, should contact the Company’s proxy solicitor, Morrow Sodali, by calling (800) 662-5200 (toll-free in North America) or +1 (203) 658-9400 or by emailing ABCM@info.morrowsodali.com.

Please note that neither Equiniti nor Morrow Sodali can provide advice on the merits of the Scheme or the Transaction or give any financial, legal, investment or tax advice.

GENERAL INFORMATION

SOLICITATION OF PROXIES

The Abcam Directors are soliciting your proxy, and Abcam will bear the cost of this solicitation of proxies. This includes the charges and expenses of brokerage firms and others for forwarding solicitation materials to Abcam Shareholders and Abcam ADS Holders.

Abcam has retained Morrow Sodali, a proxy solicitation firm, to assist the Abcam Directors in the solicitation of proxies for the Court Meeting and the General Meeting. Abcam expects to pay Morrow Sodali approximately $25,000 plus an amount to be mutually agreed upon between Abcam and Morrow Sodali based on the time and work involved in the engagement plus reimbursement of out-of-pocket expenses. Proxies may be solicited by mail, personal interview, e-mail, telephone, or via the internet by Morrow Sodali or, without additional compensation, by certain Abcam Directors, officers and employees.

EFFECT OF ABSTENTIONS AND BROKER NON-VOTES

An abstention occurs when a shareholder abstains from voting (either in person or by proxy) on one or more of the proposals. Broker non-votes occur when a broker, bank, trust or other nominee returns a proxy but does not have authority to vote on a particular proposal.

In connection with the Court Meeting, abstentions and broker non-votes will not be considered votes cast and will therefore not have any effect on the outcome of the vote at the Court Meeting.

In connection with the General Meeting, abstentions and broker non-votes will be considered in determining the presence of a quorum. However, abstentions and broker non-votes are not considered votes cast and therefore will not have any effect on the outcome of the vote for the purposes of determining whether the Resolution has been approved.

INFORMATION ABOUT PROXIES AND VOTING

Information in relation to the appointment of proxies for and voting at the Abcam Shareholder Meetings is set out in the section titled “ACTION TO BE TAKEN” on page xvii of this document, paragraphs 14 and 18 of Part II (Explanatory Statement) of this document, in the notice of the Court Meeting set out on pages vii to ix of this document (Notice of Court Meeting), in the notes to the notice of the General Meeting set out on pages x to xiv of this document (Notice of General Meeting), and in the instructions printed on the Forms of Proxy.

If you hold Abcam Shares or Abcam ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution, share plan administrator or share plan nominee or other securities intermediary through which you hold Abcam Shares or Abcam ADSs. You should contact such intermediary for further instructions on how you can instruct that intermediary to vote on your behalf at, or provide voting instruction on your behalf in respect of, the Abcam Shareholder Meetings and the date by which you must provide such instructions to the intermediary.

If the Scheme becomes Effective, it will be binding on all Scheme Shareholders, including any Scheme Shareholders who did not vote to approve the Scheme or who voted against the Scheme at the Court Meeting or against the Resolution at the General Meeting.

NO “APPRAISAL” RIGHTS

No Abcam Shareholders or Abcam ADS Holders will have “appraisal” or “dissenters” rights or otherwise have any right to seek an appraisal of the Abcam Shares.

COMPANY EQUITY PLANS

Participants in the Company Equity Plans should refer to paragraph 8 of Part II (Explanatory Statement) of this document for information relating to the effect of the Transaction on their outstanding rights under the Company Equity Plans.

ABCAM ADS HOLDERS

Abcam ADS Holders should refer to paragraph 14 of Part II (Explanatory Statement) of this document.

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SUMMARY

This summary highlights selected information contained in this document, including with respect to the Transaction Agreement, the Scheme and the Transaction. You are encouraged to, and you should, carefully read this entire document, its annexes and the documents referred to or incorporated by reference, as this summary may not contain all of the information that may be important to you in determining how to vote. Page references have been included to direct you to a more complete description of the topics presented in this summary. You may obtain the information incorporated by reference into this document which will be made available, subject to certain restrictions relating to persons resident in, or subject to the laws and/or regulations, of any Restricted Jurisdiction or resident in any jurisdiction where the extension or availability of the Transaction would breach any applicable law, on Abcam’s website, at https://corporate.abcam.com/investors/danaher-abcam, following publication of this document.

Information on Abcam (page 50) and Information on Danaher and the Purchaser (page 51)

Abcam

Abcam is a public limited company incorporated in England and Wales. Abcam is a global leader in the supply of life science research tools. As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission faster. Providing the research and clinical communities with tools and scientific support, Abcam offers highly validated antibodies, assays, and other research tools to address important targets in critical biological pathways. Already a pioneer in data sharing and ecommerce in the life sciences sector, Abcam’s ambition is to be the most influential company in life sciences by helping to advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam manages its business as a single operating segment, which is “sales of antibodies and related products”. Abcam operates in five geographic regions: the Americas, EMEA, China, Japan and rest of Asia Pacific.

The Abcam ADSs are traded on Nasdaq under the symbol “ABCM”. Abcam’s registered office is located at Discovery Drive, Cambridge Biomedical Campus, Cambridge CB2 0AX, United Kingdom, and its telephone number is +44 (0) 1223 696000.

Additional information about Abcam is contained in its public filings. See the sections entitled “Documents” in paragraph 10 of Part V (Additional Information), and “Information on Abcam” in paragraph 5 of Part II (Explanatory Statement) of this document.

Danaher

Danaher is a global science and technology innovator committed to helping its customers solve complex challenges and improving quality of life around the world. Its family of world class brands has leadership positions in the biotechnology, life sciences and diagnostics sectors. With more than 15 operating companies, Danaher’s globally diverse team is united by a common culture and operating system, the Danaher Business System. Danaher’s research and development, manufacturing, sales, distribution, service and administrative facilities are located in more than 50 countries.

As at the Latest Practicable Date, Danaher beneficially owned 5,194,897 Abcam ADSs representing Abcam Shares which constitute 2.26 per cent. of the issued share capital of Abcam.

Danaher’s common stock is listed on the NYSE under the symbol “DHR”. Danaher’s principal executive offices are located at 2200 Pennsylvania Avenue, NW, Suite 800W, Washington, DC 20037, United States of America, and its telephone number is +1 (202) 828-0850.

Purchaser

The Purchaser is a private limited company organised under the laws of England and Wales. The Purchaser is an indirect, wholly owned subsidiary of Danaher formed for the sole purpose of entering into the Transaction Agreement and implementing the Transaction.

The Purchaser’s registered offices are located at Unit 4, Blythe Valley Innovation Centre, Central Boulevard, Blythe Valley Business Park, Solihull B90 8AJ, United Kingdom and its telephone number is +44 (0) 121 506 9000.

Summary of the Terms of the Transaction (page 49)

On 26 August 2023, Abcam, the Purchaser and Danaher entered into the Transaction Agreement. The Transaction Agreement provides, among other things, for the acquisition of Abcam by Danaher through the Purchaser, whereby the Purchaser or its nominee(s) will acquire all of the issued and to be issued share capital of Abcam not already owned by the Danaher Group for cash by means of the Scheme. Upon consummation of the Transaction, the Danaher Group will own the entire issued share capital of the Company (directly or indirectly).

The Transaction, which will be on the terms and subject to the conditions described in detail in this document, will be made on the following basis:

for each Scheme Share, USD 24.00 in cash

The terms of the Transaction:

•	value the entire issued and to be issued share capital of Abcam at approximately USD 5.6 billion on a fully diluted basis;

•	value Abcam at approximately USD 5.7 billion on an enterprise value basis, including assumed indebtedness and net of acquired cash; and

•	represent a premium of approximately:

•	34 per cent. to the 2023 year-to-date Closing Price high and 52-week Closing Price high before 16 May 2023 per Abcam ADS of USD 17.90 on 8 May 2023;

•

39 per cent. to the Closing Price per Abcam ADS of USD 17.23 on 16 May 2023, being the undisturbed share price prior to the issuance of the press release by the Company’s founder stating his intention to call an extraordinary general meeting of Abcam Shareholders; and

•	48 per cent. to the Volume Weighted Average Price per Abcam ADS of USD 16.21 for the 30 trading day period to 16 May 2023.

The Consideration (pages 49 and 56)

The consideration payable by the Purchaser pursuant to the Transaction will be USD 24.00 per Scheme Share in cash, without interest, and subject to any applicable withholding taxes. The consideration for Abcam ADS Holders will be USD 24.00 per Abcam ADS validly surrendered to the Depositary after the Scheme becomes Effective, without interest, and subject to any applicable withholding taxes. The Purchaser will bear all fees, charges and expenses that the Abcam ADS Holders are required to bear under the Deposit Agreement in connection with the Transaction, including the ADS Cancellation and Distribution Fees, and therefore such amounts will not be deducted by the Depositary from the Per-ADS Consideration due to Abcam ADS Holders.

Settlement (page 56)

Subject to the Scheme becoming Effective, settlement of the Consideration to which any Scheme Shareholder (other than the Depositary Shareholder) is entitled will be effected in the following manner:

•

As soon as reasonably practicable following the Effective Time, and in any event within two Business Days after the Effective Time, the Purchaser shall deposit, or procure the deposit, with the Paying Agent, for the benefit of the Scheme Shareholders (other than the Depositary Shareholder), cash in an amount equal to the aggregate amount of Consideration due in respect of the Residual Scheme Shares.

•

Residual Scheme Shares in uncertificated form (that is, in CREST): Where, at the Scheme Record Time, a Scheme Shareholder holds Residual Scheme Shares in uncertificated form, the Consideration to which such person is entitled will be transferred to such person through CREST by the Purchaser procuring the creation of an assured payment obligation in favour of the appropriate CREST account, as soon as practicable after the Effective Time, and in any event within five Business Days of the

Effective Time, subject to certain limitations set out below. As from the Scheme Record Time, each holding of Residual Scheme Shares credited to any stock account in CREST will be disabled and all Residual Scheme Shares will be removed from CREST.

•

Residual Scheme Shares in certificated form (that is, not in CREST): Where, at the Scheme Record Time, a Scheme Shareholder holds Residual Scheme Shares in certificated form, settlement of the Consideration will be by way of cheque despatched by post, as soon as practicable after the Effective Time, and in any event not later than five Business Days after the Effective Time, to the applicable Scheme Shareholders entitled thereto at their respective registered addresses as appearing in the register of members of Abcam at the Scheme Record Time. Alternatively, if the amount payable to a Scheme Shareholder exceeds USD 1,000,000, the Purchaser reserves the right to make arrangements with such Scheme Shareholder for electronic payment of such amount in lieu of a cheque.

•

Residual Scheme Shares issued or transferred pursuant to the Company Equity Plans: In the case of Residual Scheme Shares issued or transferred pursuant to the Company Equity Plans after the sanction of the Scheme by the Court and prior to the Scheme Record Time, settlement of the Consideration will be paid via payroll as shall be determined by Abcam to facilitate any required deductions for income tax and employee National Insurance contributions (and equivalent in other jurisdictions).

•

All cheques delivered by the Paying Agent will be in U.S. dollars. Cheques will be payable to the Scheme Shareholder concerned or, in the case of joint holders, the Purchaser reserves the right to make the cheque payable to the holder whose name stands first in the register of members of Abcam. Cheques will be despatched as soon as practicable after the Effective Time, and in any event within five Business Days of the Effective Time, to the person entitled thereto at the address as appearing in the register of members of Abcam at the Scheme Record Time. None of Abcam, the Purchaser, any member of the Purchaser Group, any DR Nominee nor the Paying Agent or any of their respective agents or nominees shall be responsible for any loss or delay in the transmission of any cheques or payments, and such cheques shall be sent entirely at the risk of the person entitled thereto.

Subject to the Scheme becoming Effective, settlement of the Consideration to which any Abcam ADS Holder is entitled will be effected in the following manner:

•

On the Effective Date, Deposited Scheme Shares as at the Scheme Record Time represented by the Abcam ADSs will be transferred to the Purchaser or its nominee(s). As soon practicable after the Effective Time, and in any event within two Business Days of the Effective Time, the Depositary Shareholder (or its nominee(s)) will, in accordance with the terms of the Scheme, receive an amount in cash in U.S. dollars equal to the total amount due by way of Consideration under the terms of the Scheme in respect of all the Scheme Shares held by the Depositary Shareholder at the Scheme Record Time.

•

Once the Depositary Shareholder (or its nominee(s)) has received the aggregate Consideration for the Deposited Scheme Shares, each Abcam ADS Holder will receive (upon surrender of their Abcam ADSs to the Depositary) their pro rata portion of the cash in U.S. dollars, net of any applicable withholding taxes. The Purchaser will bear all fees, charges and expenses that the Abcam ADS Holders are required to bear under the Deposit Agreement in connection with the Transaction, including the ADS Cancellation and Distribution Fees, and therefore such amounts will not be deducted by the Depositary from the Per-ADS Consideration due to Abcam ADS Holders. Abcam ADS Holders who hold their Abcam ADSs in certificated form will, on or after the Effective Date, receive a letter of transmittal from the Depositary with an explanation on how to surrender the Abcam ADSs to the Depositary. Such Abcam ADS Holders must complete, sign and return the letter of transmittal, together with their Abcam ADS certificates, to receive the Consideration to which they are entitled. Abcam ADS Holders who hold their Abcam ADSs in uncertificated form will automatically receive the Consideration to which they are entitled and do not need to take any further action. Payments to Abcam ADS Holders who are directly registered on the books of the Depositary will be made by cheque mailed by the Depositary to the address the Depositary has in its records for such Abcam ADS Holder.

•

Any Abcam ADS Holders who hold their Abcam ADSs indirectly through a bank, broker, or other securities intermediary or share plan administrator within DTC, will receive credit of the funds to their account from their bank, broker or other securities intermediary or share plan administrator. The Depositary will remit the applicable funds (net of any applicable withholding taxes) to DTC, and DTC will, in turn, credit the Abcam ADS Holder’s bank, broker, securities intermediary or share plan administrator.

For more information, see the section entitled “Settlement” in paragraph 13 of Part II (Explanatory Statement) of this document.

Company Equity Plans (page 51)

Details of the impact of the Transaction on the Company Equity Plans are set out in paragraph 8 of Part II (Explanatory Statement) of this document. A summary of the effect of the Transaction on the Company Equity Plans is as follows:

•

on the date of the Court Order being granted Awards granted under the LTIP, AGP and PGIP that have not already vested will vest to the extent determined by the Remuneration Committee in accordance with the rules of the applicable Company Equity Plan, such that with respect to PGIP Awards, when making its vesting determination the Remuneration Committee will take into account (i) the satisfaction of performance conditions, and (ii) time pro-rating from the relevant grant date to the date on which the Court sanctions the Scheme. Any holding period will cease to apply;

•	on the date of the Court Order being granted, outstanding DSA that have not already vested will vest in full in accordance with the rules of the ABP, and any holding period will cease to apply;

•

outstanding options granted under the SOS 2005 and the SOP 2015 will generally remain exercisable until the expiry of the earlier of the normal exercise period, and (i) if granted under the SOS 2005, the six month period following the Court Order being granted; and (ii) if granted under the SOP 2015, the one month period following the Court Order being granted, in accordance with the rules of the SOS 2005 or SOP 2015 (as applicable);

•	outstanding options granted under the CSOP will remain exercisable until the date that falls seven days before the Court Order being granted, in accordance with the rules of the CSOP; and

•

Abcam Shares held in the SIP Trust on behalf of the SIP participants in the Company SIP and any unallocated Abcam Shares held in the SIP Trust will participate in the Scheme on the same terms as all other holders of Abcam Shares.

The Company may, subject to receiving prior written consent from the Purchaser, determine that vested Awards under the LTIP, AGP, PGIP and DSA will be cash settled by the Company at the offer price of USD 24.00 per Abcam Share subject to the applicable Award less deductions for applicable exercise price and any income tax and/or social security contributions that arise in connection with the Award, in accordance with the rules of the applicable Company Equity Plan.

Conditions to the Scheme and the Transaction (page 65)

The obligations of Abcam, the Purchaser and Danaher to give effect to the Transaction are subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following Conditions:

•

the approval by a majority in number of Scheme Shareholders representing not less than 75 per cent. in value of the Scheme Shares held by such Scheme Shareholders (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting;

•

the Resolution being passed by Abcam Shareholders representing not less than 75 per cent. of the total voting rights of Abcam Shareholders present and voting, whether in person or by proxy, at the General Meeting;

•

the Scheme being sanctioned by the Court with or without modification (but subject to any non-de minimis modifications being acceptable to Abcam and the Purchaser, acting reasonably and in good faith);

•	a copy of the Court Order being delivered to the Registrar of Companies;

•	obtaining certain antitrust approvals from the relevant Governmental Authorities in the United States, China, Germany and Austria; and

•	no order having been issued by any Governmental Authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Transaction.

The obligations of the Purchaser and Danaher to give effect to the Transaction are subject to the satisfaction or waiver by the Purchaser and Danaher of the following further Conditions:

•

the accuracy of the representations and warranties of Abcam both as at 26 August 2023 and as at the Effective Date as though made on and as of the Effective Date (except for any such representations and warranties made as at a particular date or period, which representations and warranties must be true and correct only as at that date or period), subject in most cases to a materiality or “material adverse effect” standard as provided in the Transaction Agreement;

•	Abcam not being in material breach of its obligations under the Transaction Agreement that are required to be performed by it at or prior to the Effective Time;

•	since 26 August 2023, no effect having occurred that has had, or would be reasonably expected to have, a material adverse effect that is continuing as of the Effective Date; and

•	the Purchaser having received a certificate from an executive officer or director of Abcam confirming the satisfaction of the Conditions set out in the preceding three bullet points.

The obligations of Abcam to give effect to the Transaction are subject to the satisfaction or waiver by Abcam of the following further Conditions:

•

the accuracy of the representations and warranties of the Purchaser and Danaher both as at 26 August 2023 and as at the Effective Date as though made on and as of the Effective Date (except for any such representations and warranties made as at a particular date or period, which representations and warranties must be true and correct only as at that date or period), subject in most cases to a materiality or “material adverse effect” standard as provided in the Transaction Agreement;

•	the Purchaser and Danaher not being in material breach of their respective obligations under the Transaction Agreement that are required to be performed by it at or prior to the Effective Time; and

•	Abcam having received a certificate from an executive officer or director of Danaher confirming the satisfaction of the Conditions set out in the preceding two bullet points.

Recommendation of the Abcam Board (page 20)

The Abcam Directors believe that the terms of the Transaction, including the terms of the Transaction Agreement, are fair and reasonable and that proceeding with the Transaction is likely to promote the success of Abcam for the benefit of its shareholders, having had regard to the interests of other stakeholders, and unanimously recommend that Scheme Shareholders vote in favour of the Scheme at the Court Meeting and that Abcam Shareholders vote in favour of the Resolution to be proposed at the General Meeting, as the Abcam Directors intend to do, or to procure, in respect of their own beneficial holdings of Abcam Shares amounting to, in aggregate, 495,129 Abcam Shares representing approximately 0.22 per cent. of the existing issued ordinary share capital of Abcam as at the Latest Practicable Date.

Shareholders Entitled to Vote; Votes Required (page 53)

Scheme Shareholders as at the Scheme Voting Record Time are entitled to vote at the Court Meeting and Abcam Shareholders as at the Scheme Voting Record Time are entitled to vote at the General Meeting. As at the Latest Practicable Date, there were 230,151,118 Abcam Shares issued and outstanding, held by 440 shareholders (including brokers, banks and other nominees). Each Scheme Share is entitled to one vote at the Court Meeting and each Abcam Share is entitled to one vote at the General Meeting. Abcam ADS Holders will not be entitled to vote directly on the Scheme at the Court Meeting or the Resolution at the General Meeting, but Abcam ADS Holders on the Abcam ADS Register as at the Abcam ADS Voting Record Time will have the right to instruct the Depositary how to vote the Scheme Shares and Abcam Shares underlying the Abcam ADSs with respect to the Transaction, subject to the terms and conditions set forth in the Deposit Agreement. Abcam Shareholders and Abcam ADS Holders who hold their Abcam Shares or Abcam ADSs in the name of a broker, bank or other nominee should follow the voting instructions provided by such nominee.

In connection with the General Meeting, a quorum will be present if two Abcam Shareholders as at the Scheme Voting Record Time are present in person or represented by proxy. Abstentions and broker non-votes will be considered in determining the presence of a quorum at the General Meeting.

In connection with the Court Meeting, there must be a sufficiently large (in the Court’s judgment) number of Scheme Shares included in the vote to fairly represent the opinion of Scheme Shareholders. Abstentions and broker non-votes will not be considered votes cast and will therefore not have any effect on the outcome of the vote at the Court Meeting.

At the Court Meeting, the Scheme will be approved by Scheme Shareholders if both (i) a majority in number of Scheme Shareholders who vote (in person or by proxy) vote in favour of the Scheme, and (ii) Scheme Shares representing not less than 75 per cent. in value of the total number of Scheme Shares voted at the Court Meeting are voted in favour of the Scheme. At the General Meeting, the Resolution must be approved by Abcam Shareholders representing not less than 75 per cent. of the votes cast.

Scheme Shares held by the Depositary and represented by Abcam ADSs will be considered as the vote of a single Scheme Shareholder at the Court Meeting, reflecting the value of the underlying Scheme Shares in respect of which the Depositary has received valid voting instructions.

The Court Meeting (page vii)

The Court Meeting will be held at the offices of Abcam’s solicitors, Latham & Watkins (London) LLP, at 99 Bishopsgate, London EC2M 3XF, United Kingdom on 6 November 2023 at 2.00 p.m.

The purpose of the Court Meeting is to allow Scheme Shareholders to vote on the Scheme. At the Court Meeting, Scheme Shareholders will be asked to approve the Scheme, with or subject to any modification, addition or condition which Abcam and the Purchaser may agree and which the Court approves. For the Scheme to be approved at the Court Meeting, the Scheme must be approved by a majority in number of Scheme Shareholders voting at the Court Meeting, either in person or by proxy, representing not less than 75 per cent. in value of Scheme Shares voted.

The General Meeting (page x)

The General Meeting will be held at the offices of Abcam’s solicitors, Latham & Watkins (London) LLP, at 99 Bishopsgate, London EC2M 3XF, United Kingdom on 6 November 2023 at 2.15 p.m. or, as soon thereafter as the Court Meeting has been concluded or adjourned.

At the General Meeting, Abcam Shareholders will be asked to approve the Resolution to give the Abcam Board the authority to take all necessary action to carry the Scheme into effect, and to amend the Abcam Articles as described in paragraph 9(d) of Part II (Explanatory Statement) of this document. For the Resolution to be approved at the General Meeting, the Resolution must be approved by Abcam Shareholders representing not less than 75 per cent. of the votes cast at the General Meeting, either in person or by proxy.

Court Hearing to Sanction the Scheme (page 55)

Under the Companies Act, the Scheme also requires the sanction of the Court. All Scheme Shareholders are entitled to attend the Court Hearing in person or through counsel to support or oppose the sanctioning of the Scheme. The Scheme will become Effective as soon as a copy of the Court Order has been delivered to the Registrar of Companies.

If the Scheme becomes Effective, it will be binding on all Scheme Shareholders, including Scheme Shareholders who did not vote to approve the Scheme or who voted against the Scheme at the Court Meeting or against the Resolution at the General Meeting.

Reasons for the Recommendation (page 28)

For a description of the reasons considered by the Abcam Board in deciding to unanimously recommend that Scheme Shareholders vote in favour of the Scheme and Abcam Shareholders vote in favour of the Resolution, see paragraph 6 of Part I (Letter from the Chairman of Abcam plc) of this document.

Opinion of Abcam’s Financial Advisers (page 34 and 40)

Abcam retained Morgan Stanley and Lazard to act as joint financial advisers to the Abcam Board in connection with the Transaction and the other transactions contemplated by the Transaction Agreement. In connection with this engagement, the Abcam Board requested that Morgan Stanley and Lazard evaluate the fairness, from a financial point of view, to the holders of the Scheme Shares of the Per-Share Consideration proposed to be paid to such holders pursuant to the Transaction Agreement. On 26 August 2023, Morgan Stanley and

Lazard rendered to the Abcam Board their respective oral opinions, which were subsequently confirmed by delivery of a written opinion from each of Morgan Stanley and Lazard dated the same date, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Morgan Stanley and Lazard in preparing their respective opinions, the Per-Share Consideration proposed to be paid to the holders of the Scheme Shares pursuant to the Transaction Agreement was fair, from a financial point of view, to such holders.

The full text of the written opinions of Morgan Stanley and Lazard, each dated 26 August 2023, which describe the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Morgan Stanley and Lazard in preparing their opinions, are attached hereto as ANNEX A and ANNEX B, respectively, and are incorporated herein by reference. Morgan Stanley’s and Lazard’s respective financial advisory services and opinions were provided for the information and assistance of the Abcam Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Morgan Stanley’s and Lazard’s respective opinions addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of the Scheme Shares of the Per-Share Consideration to be paid to such holders pursuant to the Transaction Agreement. Morgan Stanley’s and Lazard’s respective opinions did not address any other term or aspect of the Transaction Agreement or the Transaction and do not constitute a recommendation to any Abcam Shareholder or any other person as to how such shareholder or other person should vote with respect to the Transaction or the Scheme or any other matter.

The full text of the written opinions of Morgan Stanley and Lazard should be read carefully in their entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Morgan Stanley and Lazard in preparing their respective opinions.

Interests of Abcam Directors and Executive Officers and the Effect of the Scheme on their Interests (page 70)

In considering the recommendation of the Abcam Board with respect to the Scheme and the Resolution, you should be aware that Abcam’s Directors, including the Executive Officers, have interests in the Transaction that may be different from, or in addition to, the interests of Abcam Shareholders generally. Interests of Abcam Directors, including the Executive Officers, that may be different from or in addition to the interests of Abcam Shareholders generally include treatment of compensatory equity awards and eligibility for certain severance payments and benefits. For further information, see paragraph 4 of Part V (Additional Information) of this document. The Abcam Board was aware of the different or additional interests described herein and considered these interests along with other matters in approving the Transaction Agreement.

Material United Kingdom Tax Consequences of the Transaction (page 73)

The comments set out below are based on current United Kingdom tax law as applied in England and Wales and HMRC published practice (which may not be binding on HMRC) as at the date of this document, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide to certain limited aspects of the United Kingdom tax treatment of the Scheme and apply only to Abcam Shareholders and Abcam ADS Holders: (i) resident and, in the case of an individual, domiciled for tax purposes in the United Kingdom; (ii) to whom “split year” treatment does not apply; (iii) who hold their Abcam Shares or Abcam ADSs as an investment (other than under a pension arrangement or an ISA or a Lifetime ISA); and (iv) who are the absolute beneficial owners of their Abcam Shares or, in respect of Abcam ADS Holders, who are treated as absolute beneficial owners of the Abcam Shares underlying their Abcam ADSs. The discussion does not address all possible tax consequences relating to the Scheme. This discussion does not address the tax considerations relevant to the receipt of Abcam dividends. Certain categories of shareholders, including those carrying on certain financial activities, those subject to specific tax regimes or benefitting from certain reliefs and exemptions, those connected with Abcam or Danaher, and those for whom the shares are employment-related securities may be subject to special rules and this summary does not apply to such shareholders.

Abcam Shareholders, Abcam ADS Holders or prospective shareholders who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional advisers immediately.

The disposal by an Abcam Shareholder of their Abcam Shares pursuant to the Scheme for the Consideration may, depending on the Abcam Shareholder’s individual circumstances (including their tax base cost and the availability of exemptions, reliefs or allowable losses) give rise to a liability to U.K. tax on chargeable gains or, alternatively, an allowable capital loss. The same treatment will apply to U.K. resident Abcam ADS Holders with respect to the Consideration received for their Abcam ADSs.

No U.K. stamp duty or stamp duty reserve tax should be payable by the Abcam Shareholders or Abcam ADS Holders on a disposal of their shares or ADSs in accordance with the Scheme.

Certain Material United States Federal Income Tax Consequences of the Scheme (page 73)

The receipt by a U.S. Holder (as defined in paragraph 6 of Part V (Additional Information) of this document) of cash in exchange for Abcam Shares or Abcam ADSs as a result of the Scheme will be a taxable transaction for U.S. federal income tax purposes. Generally, for U.S. federal income tax purposes, a U.S. Holder will recognise gain or loss equal to the difference between the amount of cash it receives as a result of the Scheme and its aggregate adjusted tax basis in the Abcam Shares or Abcam ADSs that it exchanges for such cash.

Abcam Shareholders and Abcam ADS Holders that are U.S. Holders should carefully read the section entitled “Certain Material United States Federal Income Tax Consequences of the Scheme” in paragraph 6 of Part V (Additional Information) of this document. Tax matters are complicated and the tax consequences of the Scheme to Abcam Shareholders and Abcam ADS Holders will depend upon the facts of their respective situations. Accordingly, each Abcam Shareholder and Abcam ADS Holder is urged to consult with his, her or its own tax adviser to determine the particular U.S. federal, state, local and non-U.S. tax consequences to it of the Scheme.

Antitrust Law and Regulatory Approvals (page 88)

Completion of the Transaction is subject to the receipt of certain antitrust approvals from the relevant Governmental Authorities in the United States, China, Germany and Austria.

No Appraisal Rights (page 60)

If Scheme Shareholders approve the Scheme at the Court Meeting and the Court sanctions the Scheme, then, subject to the Scheme becoming Effective in accordance with its terms, the Scheme will be binding on all Scheme Shareholders, including those who did not vote or who voted against it at the Court Meeting. If Scheme Shareholders approve the Scheme and the Court sanctions the Scheme, no Abcam Shareholder or Abcam ADS Holder will have “dissenters” or “appraisal” rights or otherwise have any right to seek a court appraisal of the value of Abcam Shares. If the Scheme becomes Effective, all Scheme Shareholders will receive the Consideration.

Abcam ADSs (page 58)

As each Abcam ADS represents one Abcam Share, the Scheme becoming Effective will result, in effect, in each Abcam ADS Holder being entitled to receive USD 24.00 in cash for each Abcam ADS surrendered to the Depositary, without interest, and subject to any applicable withholding taxes. The Purchaser will bear all fees, charges and expenses that the Abcam ADS Holders are required to bear under the Deposit Agreement in connection with the Transaction, including the ADS Cancellation and Distribution Fees, and therefore such amounts will not be deducted by the Depositary from the Per-ADS Consideration due to Abcam ADS Holders. Abcam ADS Holders on the Abcam ADS Register as at the Abcam ADS Voting Record Time have been sent or will be sent a Depositary Notice and a BLUE ADS Voting Instruction Card for use in connection with the Court Meeting and the General Meeting.

Abcam ADS Holders who hold their Abcam ADSs indirectly through a broker, bank or other nominee must rely on the procedures of such broker, bank, or nominee in order to assert the rights of an Abcam ADS Holder to issue voting instructions to the Depositary. If this applies to you, we encourage you to consult your broker, bank or nominee as soon as possible.

Delisting and Deregistration of Abcam ADSs and Termination of the Abcam ADS Program (page 56)

If the Transaction is completed, the Abcam ADSs will be delisted from Nasdaq and the Abcam ADSs and Abcam Shares will be deregistered under the U.S. Exchange Act and the Abcam ADS program will be contemporaneously terminated.

Non-Solicitation; Change in Board Recommendation (page 85 and 86)

Under the Transaction Agreement, Abcam is subject to certain restrictions on its ability to solicit competing proposals from third parties, to provide information to third parties, to enter into or continue discussions with third parties regarding competing proposals, to enter into any commitment with respect to any competing proposal, to recommend or approve any competing proposal or to change the recommendation of the Abcam Board in favour of the Transaction, subject to customary exceptions.

Termination (page 91)

The Transaction Agreement may be terminated and the Transaction may be abandoned at any time prior to the Effective Time (notwithstanding the receipt of the required Abcam shareholder approvals):

•	by mutual written agreement of Abcam and the Purchaser;

•	by either Abcam or the Purchaser if:

•

the Scheme has not become Effective by 26 August 2024, subject to a six-month extension in certain circumstances relating to the regulatory clearance conditions not being satisfied (“Long Stop Date Termination”);

•

a court or other Governmental Authority of competent jurisdiction has issued an order that permanently enjoins, prevents or prohibits the consummation of the Transaction and such order has become final and non-appealable (“Order Termination”);

•

the Court Meeting or General Meeting (including, in each case, any postponements or adjournments thereof) has been completed and the required Abcam shareholder approval voted on at the meeting has not been obtained (a “Vote-Down Termination”); or

•

the Court declines or refuses to sanction the Scheme, except that, if an appeal has been submitted by Abcam in respect of any such decline or refusal, this right to terminate the Transaction Agreement may not be exercised until such appeal has been denied in a final determination;

•	by the Purchaser if:

•

prior to the receipt of the required Court Order sanctioning the Scheme, an Abcam adverse recommendation change has occurred or the Abcam Board has failed to publicly reaffirm the Abcam Board recommendation within five Business Days after the Purchaser’s written request following the public announcement of a competing proposal, provided that such termination right is exercised within ten Business Days of such right to termination first arising (a “Recommendation Change Purchaser Termination”);

•

a breach of any representation or warranty or failure to perform any covenant or obligation on the part of Abcam has occurred that would cause certain conditions to the obligations of the Purchaser or Danaher to complete the Transaction not to be satisfied, and such breach or failure to perform (i) is incapable of being cured by the Long Stop Date, or (ii) has not been cured by Abcam within the earlier of (A) 20 Business Days following written notice from the Purchaser and (B) the Long Stop Date, except that the Transaction Agreement may not be terminated pursuant to this termination right if the Purchaser or Danaher is then in breach of any of its representations, warranties, covenants or obligations, which breach by the Purchaser or Danaher would cause certain conditions to the obligations of Abcam to complete the Transaction not to be satisfied (such termination, an “Abcam Material Breach Termination”); or

•	by Abcam:

•

if a breach of any representation or warranty or failure to perform any covenant or obligation on the part of the Purchaser or Danaher has occurred that would cause certain conditions to the obligations of Abcam to complete the Transaction not to be satisfied, and such breach or failure to perform (i) is incapable of being cured by the Long Stop Date or (ii) has not been cured by the Purchaser or Danaher within the earlier of (A) 20 Business Days following written notice from Abcam and (B) the Long Stop Date, except that the Transaction Agreement may not be terminated pursuant to this termination right if Abcam is then in breach of any of its representations, warranties, covenants or obligations, which breach by Abcam would cause certain conditions to the obligations of the Purchaser and Danaher to complete the Transaction not to be satisfied (such termination, an “Purchaser Material Breach Termination”); or

•

if the Abcam Board has (i) made an adverse recommendation change in compliance with the non-solicitation provisions following the receipt of a competing proposal which the Abcam Board deems to be a superior proposal and authorised the termination of the Transaction Agreement and a definitive agreement in respect of such superior proposal has been executed, or (ii) made an adverse recommendation change after concluding that an intervening event has occurred that means it would be inconsistent with the Abcam Board’s fiduciary duties to proceed with the Transaction and authorised the termination of the Transaction Agreement (a “Recommendation Change Abcam Termination”).

Company Termination Payment and Danaher Termination Payment (page 92 and 93)

Abcam will pay Danaher a termination payment in an amount equal to GBP 45 million if the Transaction Agreement is terminated in the following circumstances:

•	a Recommendation Change Purchaser Termination;

•	a Recommendation Change Abcam Termination; or

•

a Long Stop Date Termination, Vote-Down Termination or Abcam Material Breach Termination, and both (i) a bona fide competing proposal from a third party was publicly announced or made publicly known after 26 August 2023 and was not publicly withdrawn without qualification at least two Business Days prior to the Court Meeting and General Meeting or the termination of the Transaction Agreement, as applicable; and (ii) within 12 months of the date on which the Transaction Agreement is so terminated, (A) Abcam enters into a definitive agreement providing for a competing proposal with a third party (and such transaction is ultimately consummated, regardless of whether such consummation is within such 12 month period), or (B) a transaction representing a competing proposal with a third party is completed.

Danaher will pay Abcam a termination payment in an amount equal to GBP 227 million if the Transaction Agreement is terminated in the event of (i) a Long Stop Date Termination, if the antitrust clearances from the relevant Governmental Authorities in the United States, China, Germany and Austria have not been obtained from the relevant Governmental Authorities at the time of such termination, or (ii) an Order Termination, if such Order arises under antitrust or competition laws and, in the case of both (i) and (ii), all other Conditions were satisfied or waived at the time of termination (other than (A) those Conditions that by their terms are to be satisfied by actions taken on the Effective Date but were capable being satisfied if the Transaction were to be consummated on the date of termination, and (B) the Conditions relating to the obtainment of the antitrust clearances from the relevant Governmental Authorities in the United States, China, Germany and Austria or no order arising under antitrust or competition law having been issued by a Governmental Authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Transaction).

QUESTIONS AND ANSWERS ABOUT THE ABCAM SHAREHOLDER MEETINGS AND THE TRANSACTION

The following questions and answers address briefly some questions you may have regarding the Abcam Shareholder Meetings and the proposals to be voted on at the Abcam Shareholder Meetings. These questions and answers may not address all of the questions that may be important to you as an Abcam Shareholder or Abcam ADS Holder. Please refer to the more detailed information contained elsewhere in this document, the annexes to this document and the documents referred to or incorporated by reference in this document, which you should read carefully and in their entirety and which will be made available, subject to certain restrictions relating to persons resident in, or subject to the laws and/or regulations, of any Restricted Jurisdiction or resident in any jurisdiction where the extension or availability of the Transaction would breach any applicable law, on Abcam’s website, at https://corporate.abcam.com/investors/danaher-abcam, following publication of this document.

Q:	Why am I receiving this document?

A.

On 26 August 2023, Abcam entered into an agreement in connection with the acquisition of Abcam by Danaher through the Purchaser, whereby the Purchaser agreed to acquire (or to procure that its nominee(s) acquire) the entire issued and to be issued share capital of Abcam not already owned by the Danaher Group for USD 24.00 per share in cash by way of a “scheme of arrangement” under Part 26 of the Companies Act. You are receiving this document in connection with the solicitation of proxies by the Abcam Board in favour of approval of the Transaction.

Q:	What is a “scheme of arrangement”?

A.

A “scheme of arrangement” is a Court-sanctioned arrangement between a company and its shareholders, which can be used as a transaction structure to effect the acquisition or “takeover” of a company. The form of scheme of arrangement that will be used to implement the Transaction is set out in Part VIII (The Scheme of Arrangement) of this document. The Scheme will enable the Purchaser or its nominee(s) to acquire all of the Scheme Shares in issue at the Effective Time. In order to become Effective, the Scheme requires the approval of the requisite majorities of Scheme Shareholders and the sanction of the Court. Upon becoming Effective the Scheme will be binding on all Scheme Shareholders, whether or not they voted in favour of the Scheme.

Q:	What will I receive if the Scheme becomes Effective?

A.	If the Scheme becomes Effective, then:

•	all Scheme Shares will be transferred to the Purchaser or its nominee(s);

•

holders of Scheme Shares at the Scheme Record Time (being 6.00 p.m. (U.K. Time) on the Business Day immediately prior to the Effective Date) will receive USD 24.00 in cash for each Scheme Share that they hold; and

•	the holders of Abcam ADSs as of the Effective Time will have the right to receive USD 24.00 in cash for each Abcam ADS that they hold, and subject to any applicable withholding taxes.

The Purchaser will bear all fees, charges and expenses that the Abcam ADS Holders are required to bear under the Deposit Agreement in connection with the Transaction, including the ADS Cancellation and Distribution Fees, and therefore such amounts will not be deducted by the Depositary from the Per-ADS Consideration due to Abcam ADS Holders.

Q:	What is the Court Meeting?

A.

In order for the Scheme to become Effective, the Scheme must be approved by Scheme Shareholders, as further described below. This approval is obtained at a shareholder meeting convened with the permission of the Court referred to as the “Court Meeting”. The purpose of the Court Meeting is to allow the Court to ascertain whether Scheme Shareholders are in favour of the Scheme.

Q:	When and where is the Court Meeting?

A.	The Court Meeting will be held at the offices of Abcam’s solicitors, Latham & Watkins (London) LLP, at 99 Bishopsgate, London EC2M 3XF, United Kingdom at 2.00 p.m. (U.K. Time) on 6 November 2023.

Q:	What is the General Meeting?

A.

In addition to the approval of the Scheme at the Court Meeting, certain additional resolutions, necessary for Abcam to implement the Transaction, are required to be approved at a general meeting of Abcam Shareholders, referred to as the “General Meeting”.

Q:	When and where is the General Meeting?

A.

The General Meeting will be held at the offices of Abcam’s solicitors, Latham & Watkins (London) LLP, at 99 Bishopsgate, London EC2M 3XF, United Kingdom at 2.15 p.m. (U.K. Time) on 6 November 2023 or, if later, immediately after the conclusion or adjournment of the Court Meeting.

Q:	Who is entitled to attend and vote at the Court Meeting and the General Meeting?

A.

Scheme Shareholders (as shown in the register of members of the Company) at the Scheme Voting Record Time are entitled to attend and vote at the Court Meeting and Abcam Shareholders (as shown in the register of members of the Company) at the Scheme Voting Record Time are entitled to attend and vote at the General Meeting.

The Scheme Voting Record Time is 6.30 p.m. on 2 November 2023 or, if the Court Meeting or General Meeting is adjourned, 6.30 p.m. on the day which is two days (excluding non-working days in the United Kingdom) before the day of such adjourned meeting.

If you are a registered holder of Abcam Shares

If you hold Abcam Shares registered in your own name, you are entitled to attend and vote either in person or by appointing another person or persons as your proxy or proxies to attend and vote in your stead. The procedure for appointing such a proxy is set out below.

If you hold Abcam Shares via a broker, bank or other nominee

If you hold your Abcam Shares indirectly through a broker, bank or other nominee, as a matter of English law your name will not be entered in Abcam’s register of members. You will need to contact your broker, bank or other nominee in order to submit your voting instructions for both the Court Meeting and the General Meeting. Providing voting instructions via a broker, bank or other nominee may require the provision of information by a particular deadline, well in advance of the deadline to submit proxies or voting instructions, and therefore you are encouraged to reach out to such broker, bank or other nominee as quickly as possible.

If you wish to vote directly (whether in person or by proxy) (i.e., in your own name) at the Court Meeting or General Meeting, you must complete a stock transfer request form in respect of such Abcam Shares, pay any related U.K. stamp duty, if applicable, and return the completed stock transfer request form and related documentation to Abcam’s receiving agent, Equiniti, prior to the Scheme Voting Record Time. Such holders that wish to vote directly at the Court Meeting or General Meeting should take care to complete and return a stock transfer request form in respect of their Abcam Shares to permit processing to be completed by Equiniti prior to the Scheme Voting Record Time.

If you are a registered holder of Abcam ADSs

Abcam ADS Holders are not entitled to vote directly on the resolutions at the Court Meeting or the General Meeting. Instead, Abcam ADS Holders on the Abcam ADS Register as at the Abcam ADS Voting Record Time will be eligible, subject to the terms and conditions of the Deposit Agreement, to provide the Depositary with voting instructions for the Court Meeting and General Meeting by completing the BLUE ADS Voting Instruction Card as long as those instructions are received no later than 10.00 a.m. (Eastern Time) on 31 October 2023, or if the Court Meeting or general Meeting is adjourned, such later date as may be notified by the Depositary.

If you hold your Abcam ADSs via a broker, bank or other nominee

If you hold Abcam ADSs indirectly through a broker, bank or other nominee you must rely on the procedures of such broker, bank, or nominee in order to assert the rights of an Abcam ADS Holder to issue voting instructions to the Depositary. If this applies to you, we encourage you to consult your broker, bank or nominee as soon as possible.

Q:	Can Abcam ADS Holders attend and vote directly at the Court Meeting or General Meeting?

A.

If you are an Abcam ADS Holder and you wish to attend or vote directly (whether in person or by proxy) at the Court Meeting or the General Meeting, you must elect to become a registered shareholder by surrendering some or all of your Abcam ADSs to the Depositary in exchange for the Abcam Shares represented by those Abcam ADSs, in accordance with the terms and conditions of the Deposit Agreement, so as to become a registered holder of Abcam Shares prior to the Scheme Voting Record Time. The Depositary is entitled to a cancellation fee of $5.00 per 100 Abcam ADSs cancelled, rounded up to the nearest one hundred Abcam ADSs, from each Abcam ADS Holder who cancels some or all of their Abcam ADSs.

Abcam ADS Holders who take such steps (as described below) to cancel their Abcam ADSs and become an Abcam Shareholder before the Scheme Voting Record Time will have the right to attend both of the Abcam Shareholder Meetings (in person or by proxy) and/or, if they are an Abcam Shareholder at the time of the Court Hearing, be represented by counsel to support or oppose the sanctioning of the Scheme at the Court Hearing.

If you are a registered holder of Abcam ADSs

If you are a registered holder of Abcam ADSs, in order to surrender your Abcam ADSs and withdraw the underlying Abcam Shares prior to the Scheme Voting Record Time, you are advised to present your Abcam ADSs (and, to the extent that such Abcam ADSs are certificated, the certificates evidencing such Abcam ADSs) to the Depositary for cancellation as soon as possible (subject to the relevant Abcam ADS Holder’s compliance with the terms of the Deposit Agreement and payment of the Depositary’s fees), together with:

•	delivery instructions for the Abcam Shares represented by such Abcam ADSs (including, if applicable, the name and address of the person who will be the registered holder of such Abcam Shares); and

•	certain certifications with respect to, among other things, the beneficial ownership and/or voting of such Abcam ADSs in a form provided by the Depositary.

If you hold your Abcam ADSs via a broker, bank or other nominee

If you hold Abcam ADSs indirectly through a broker, bank or other nominee you should promptly contact your broker, bank or nominee to find out what actions are required to cancel the Abcam ADSs. If this applies to you, we encourage you to consult your broker, bank or nominee as soon as possible.

Q:	What matters will be voted on at the Abcam Shareholder Meetings?

A.	At the Court Meeting, Scheme Shareholders will vote on the approval of the Scheme.

At the General Meeting, Abcam Shareholders will vote on a special resolution to: (i) authorise the Abcam Board to take all necessary action to carry the Scheme into effect; and (ii) amend the Abcam Articles to ensure that any Abcam Shares issued after the Scheme Record Time will be subject to the Scheme or otherwise transferred to the Purchaser or its nominee(s) so that no other person will hold Abcam Shares following the Effective Date.

Q:	What constitutes a quorum for the Abcam Shareholder Meetings?

A.

In connection with the General Meeting, a quorum will be present if two Abcam Shareholders as at the Scheme Voting Record Time are present, in person or by proxy. As at the close of business on the Latest Practicable Date, there were 230,151,118 Abcam Shares in issue. Abstentions and broker non-votes will be considered in determining the presence of a quorum at the General Meeting.

In connection with the Court Meeting, there must be a sufficiently large (in the Court’s judgment) number of Scheme Shares included in the vote to fairly represent the opinion of Scheme Shareholders. Abstentions and broker non-votes will not be considered votes cast and will therefore not have any effect on the outcome of the vote at the Court Meeting.

Q:	What vote of Scheme Shareholders is required to approve the Scheme?

A.

At the Court Meeting, the Scheme will be approved by Scheme Shareholders if both: (i) a majority in number of Scheme Shareholders who vote (in person or by proxy) at the Court Meeting vote in favour of the Scheme; and (ii) Scheme Shares representing at least 75 per cent. in value of the total number of Schemes Shares voted (in person or by proxy) at the Court Meeting are voted in favour of the Scheme.

In addition to approval by Scheme Shareholders at the Court Meeting, approval of the Scheme will also require sanction by the Court. In considering whether to sanction the Scheme, the Court will consider whether there has been a sufficiently large (in the Court’s judgment) number of Scheme Shares included in the vote in favour of the Scheme to fairly represent the opinion of Scheme Shareholders, in addition to whether the required majority (as described above), is obtained.

At the General Meeting, the Resolution must be approved by Abcam Shareholders representing at least 75 per cent. of the votes cast.

Q:	How does the Abcam Board recommend that I vote?

A.	The Abcam Board unanimously recommends that you vote in favour of the Scheme at the Court Meeting and in favour of the Resolution at the General Meeting.

Q:	How do Abcam Directors intend to vote?

A.

The Abcam Directors who beneficially own Abcam Shares intend to vote in favour of the Transaction at the Abcam Shareholder Meetings in their capacity as shareholders in respect of their entire beneficial holdings of Abcam Shares, which amounts to 495,129 Abcam Shares, representing approximately 0.22 per cent. of the issued share capital of Abcam as at the Latest Practicable Date.

Q:	What is the Court Hearing?

A.

In addition to the approval of the Scheme by the Shareholders at the Court Meeting and Abcam Shareholders at the General Meeting, in order for the Scheme to become Effective, the Court must sanction the Scheme at a hearing. This hearing is referred to as the “Court Hearing”.

Q:	When and where is the Court Hearing?

A.

Subject to the approval of Abcam Shareholders and the prior satisfaction of certain other Conditions to completion of the Transaction, the Court Hearing is expected to be held at the Court in the first half of 2024. Abcam will give notice of the Court Hearing and the expected Effective Date in due course by issuing an announcement through a national news wire service in the United States and by making such announcement available on Abcam’s website at https://corporate.abcam.com/investors/danaher-abcam.

Q:	When is the Transaction expected to be completed?

A.

As at the date of this document, it is expected that the Scheme will become Effective during the first half of 2024. However, the Transaction cannot proceed until all of the Conditions are satisfied or waived (if capable of waiver) at or prior to the Long Stop Date in accordance with their respective terms, including the approval of the Scheme at the Court Meeting and the Resolution at the General Meeting. The Scheme also requires the sanction by the Court at the Court Hearing. It is possible that factors outside the control of Abcam and Danaher could delay the completion of the Transaction, or prevent it from being completed at all.

Q:	What happens if the Transaction is not completed?

A.

If the Scheme is not approved by Scheme Shareholders, or if the Transaction does not become Effective for any other reason, the Scheme will lapse and Scheme Shareholders will not receive any payment for their Scheme Shares in connection with the Transaction. Instead, Abcam will remain a public company, and Abcam Shares and Abcam ADSs will continue to be registered under the U.S. Exchange Act and the Abcam ADSs will continue to be listed and traded on Nasdaq. In the event that either Abcam or Danaher terminates the Transaction Agreement, Abcam may, in certain circumstances, pay Danaher a termination payment in an amount equal to GBP 45 million or Danaher may, in certain circumstances, pay Abcam a termination payment in an amount equal to GBP 227 million.

Q:	What do I need to do now if I hold Abcam Shares? How do I vote my Abcam Shares?

A.

If you hold Scheme Shares registered in your own name, you are entitled to attend the Court Meeting to vote in person or to appoint another person or persons as your proxy or proxies to attend and vote in your stead, in accordance with the procedures further outlined in this document.

If you hold Abcam Shares registered in your own name, you are entitled to attend the General Meeting to vote in person or to appoint another person or persons as your proxy or proxies to attend and vote in your stead, in accordance with the procedures further outlined in this document.

You are strongly encouraged to sign and return the BLUE Form of Proxy for the Court Meeting as soon as possible or, if you hold Abcam Shares in CREST, via a CREST Proxy Instruction. You are also encouraged to sign and return the YELLOW Form of Proxy for the General Meeting at the same time as the BLUE Form of Proxy for the Court Meeting or, if you hold Abcam Shares in CREST, via a CREST Proxy Instruction. Proxy appointments may be submitted electronically by logging on to www.sharevote.co.uk and following the instructions there.

Scheme Shareholders and Abcam Shareholders are advised to ONLY use the BLUE Form of Proxy approved by the Court and issued by the Company for the Court Meeting and the YELLOW Form of Proxy issued by the Company for the General Meeting, or one of the other methods stated in this document, to submit their proxy appointments in respect of the Court Meeting and General Meeting so as to ensure that their votes are counted. PROXY APPOINTMENTS OR VOTING INSTRUCTIONS SUBMITTED BY ANY OTHER MEANS MAY NOT BE ACCEPTED.

If you hold your Scheme Shares or Abcam Shares through a broker, bank or other nominee you will need to contact your broker, bank or other nominee in order to submit your voting instructions for both the Court Meeting and the General Meeting.

Q:	Can I revoke my proxy?

A.	Any person submitting a Form of Proxy pursuant to this solicitation has the power to revoke and change it at any time before it is voted.

If you are a registered holder of Abcam Shares, you may revoke your proxy at any time before the vote is taken at the Court Meeting or the General Meeting, as applicable, by:

•	completing and returning a new Form of Proxy to Equiniti or by submitting a new proxy appointment electronically by logging on to www.sharevote.co.uk and following the instructions there;

•	attending the Court Meeting and/or the General Meeting and voting in person; or

•	delivering a written notice of revocation by mail to Equiniti at Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, United Kingdom.

Please note, however, that only your last validly delivered or received proxy will count (regardless of its date or of the date of its execution). If Equiniti is unable to determine which is last delivered or received, none of them shall be treated as valid. Attending the Court Meeting or General Meeting without taking one of the actions described above will not in itself revoke your proxy.

If you hold your Abcam Shares indirectly through a broker, bank or other nominee, you will need to follow the instructions provided to you by your broker, bank or nominee in order to revoke your proxy or submit new voting instructions. If you hold your Abcam Shares indirectly, you may also revoke a prior proxy by voting in person at the Court Meeting and/or General Meeting if you obtain a Form of Proxy executed in your favour from your broker, bank or other nominee in order to be able to vote in person at such meeting.

Q:	What happens if I do not vote or if I abstain from voting on the proposals?

A.

If you are the registered holder of Abcam Shares and do not vote either in person or by appointing another person as your proxy to attend and vote in your stead, your shares will not be counted for purposes of determining whether a quorum is present at the General Meeting or for calculating the proportion of votes “For” and “Against” at either of the Abcam Shareholder Meetings.

If your Abcam Shares are held by a broker, bank or other nominee, you will need to contact your broker, bank or other nominee in order to confirm the answer to this question. However, if you do not instruct your broker, bank or other nominee how to vote your Abcam Shares, your Abcam Shares will not be counted for purposes of calculating the proportion of votes “For” and “Against” at the Abcam Shareholder Meetings. Broker non-votes will be considered in determining the presence of quorum at the General Meeting.

There is a “Vote Withheld” option to enable you to abstain from voting on the Resolution at the General Meeting. A “Vote Withheld” will count towards quorum at the General Meeting, however a “Vote Withheld” is not a vote in law and will not be counted in the calculation of the proportion of votes “For” and “Against” the Resolution at the General Meeting.

Q:	Will my Abcam Shares held by a broker, bank or other nominee be combined for voting purposes with Abcam Shares I hold of record?

A.	If your Abcam Shares are held by a broker, bank or other nominee, these will not be combined for voting purposes with Abcam Shares in relation to which you are the registered holder.

Q:	What do I need to do now if I hold Abcam ADSs? How do I instruct the voting of the Abcam Shares represented by my Abcam ADSs?

A.	Abcam ADS Holders will not be entitled to vote directly at the Court Meeting or General Meeting.

If you are a registered holder of Abcam ADSs on the Abcam ADS Register as at the Abcam ADS Voting Record Time, the Depositary will send you a copy of the Depositary Notice and a BLUE ADS Voting Instruction Card. Such Abcam ADS Holders will have the right to instruct the Depositary, subject to the terms and conditions set forth in the Deposit Agreement, by completing the BLUE ADS Voting Instruction Card as long as those instructions are received by no later than 10.00 a.m. (Eastern Time) on 31 October 2023, or if the Court Meeting or General Meeting is adjourned, such later date as may be notified by the Depositary.

If you hold Abcam ADSs indirectly through a broker, bank or other nominee you must rely on the procedures of such broker, bank, or nominee in order to assert the rights of an Abcam ADS Holder to issue voting instructions to the Depositary. If this applies to you, we encourage you to consult your broker, bank or nominee as soon as possible.

Abcam ADS Holders are advised to ONLY use the form of BLUE ADS Voting Instruction Card prepared by the Depositary and approved by the Company in connection with the Court Meeting and General Meeting (whether by completing the form themselves or by following the instructions provided by their broker, bank or other nominee or intermediary in connection therewith) so as to ensure that their voting instructions are counted. PROXY APPOINTMENTS OR VOTING INSTRUCTIONS SUBMITTED BY ANY OTHER MEANS MAY NOT BE ACCEPTED.

Q:	What happens if I sell my Abcam Shares or Abcam ADSs before completion of the Transaction?

A.	If you are an Abcam Shareholder

In order to receive the Consideration of USD 24.00 per Scheme Share, you must hold your Scheme Shares at 6.00 p.m. (U.K. Time) on the Business Day immediately prior to the Effective Date, being the “Scheme Record Time”. Consequently, if you transfer your shares before the Scheme Record Time, you will have transferred your right to receive the Consideration.

The Scheme Voting Record Time, which determines the Abcam Shareholders entitled to vote at the Abcam Shareholder Meetings, is 6.30 p.m. on 2 November 2023 or, if the Court Meeting or General

Meeting is adjourned, 6.30 p.m. on the day which is two days (excluding non-working days in the United Kingdom) before the day of such adjourned meeting. If you transfer your Scheme Shares after the Scheme Voting Record Time but prior to the Scheme Record Time, you will retain any rights you hold to vote at the Abcam Shareholder Meetings but not the right to receive the Consideration.

If you are an Abcam ADS Holder

If you are an Abcam ADS Holder, in order to receive the Consideration to which you are entitled in relation to any Abcam ADS, you must surrender your Abcam ADS to the Depositary after the Effective Date. Consequently, if you transfer your Abcam ADSs on or before the Effective Date, you will not be able to present your Abcam ADSs to the Depositary to receive any Consideration in relation thereto.

The Abcam ADS Voting Record Time, which determines the Abcam ADS Holders entitled to instruct the Depositary how to vote Abcam Shares represented by Abcam ADSs at the Abcam Shareholder Meetings, is 5.00 p.m. (Eastern Time) on 2 October 2023. If you transfer your Abcam ADSs after the Abcam ADS Voting Record Time but prior to the Effective Date, you will retain any rights you hold to submit voting instructions to the Depositary in respect of the Abcam Shareholder Meetings but not the right to receive any Consideration in respect of such Abcam ADSs.

Q:	Should I send in my share certificates or other evidence of ownership now?

A.	No, do not send your certificates now.

There is no requirement for registered Abcam Shareholders to take any action with regard to their share certificates. Share certificates in respect of Abcam Shares will cease to be valid upon the Scheme becoming Effective.

If you are an Abcam ADS Holder who holds your Abcam ADSs in certificated form you will, after the Effective Date, receive a letter of transmittal from the Depositary with an explanation on how to surrender the Abcam ADSs to the Depositary. Such Abcam ADS Holders must complete, sign and return the letter of transmittal, together with their Abcam ADS certificates, to receive any Consideration to which they are entitled.

If you are an Abcam ADS Holder who holds your Abcam ADSs in uncertificated form, you will automatically receive any Consideration to which you are entitled and do not need to take any further action (unless your broker, bank or other nominee advises that further action is necessary).

If your Abcam Shares or Abcam ADSs are held on your behalf by a broker, bank or other nominee, you may receive instructions from your broker, bank or other nominee as to what action, if any, you need to take in order to receive the Consideration in respect of such Abcam Shares or Abcam ADSs.

Q:	Where can I find more information about Abcam?

A.	You can find more information about Abcam from the various sources described in paragraph 10 of Part V (Additional Information) of this document.

Q:	Can I access these materials on the internet?

A.	These materials can be found at Abcam’s website, https://corporate.abcam.com/investors/danaher-abcam.

Q:	Who can help answer my other questions?

A.

Abcam Shareholders who have any questions or require any assistance in submitting their proxy appointment, should contact the Company’s registrars, Equiniti, by calling +44 (0) 371 384 2050. Lines are open 8.30 a.m. to 5.30 p.m. (U.K. Time), Monday to Friday, excluding public holidays in England and Wales.

Abcam ADS Holders who have any questions or require any assistance in submitting their voting instructions, should contact the Company’s proxy solicitor, Morrow Sodali, by calling (800) 662-5200 (toll-free in North America) or +1 (203) 658-9400 or by emailing ABCM@info.morrowsodali.com.

Please note that neither Equiniti nor Morrow Sodali can provide advice on the merits of the Scheme or the Transaction or give any financial, legal, investment or tax advice.

PART I

LETTER FROM THE CHAIRMAN OF ABCAM PLC

(incorporated in England and Wales with registered number 03509322)

Directors:	Registered office:

Peter Allen (Non-Executive Chairman)	Discovery Drive
Alan Hirzel (Chief Executive Officer)	Cambridge Biomedical Campus
Michael S. Baldock (Chief Financial Officer)	Cambridge CB2 0AX
Mara Aspinall	United Kingdom
Mark Capone
Sally W. Crawford
Luba Greenwood
Giles Kerr
Bessie Lee

5 October 2023

To all Abcam Shareholders and, for information only, to Abcam ADS Holders, participants in the Company Equity Plans and persons with information rights

Dear Shareholder,

RECOMMENDED ACQUISITION

of

ABCAM PLC

by

DIADEM HOLDCO LIMITED

a wholly owned indirect subsidiary of

DANAHER CORPORATION

1.	Introduction

On 26 August 2023, Abcam entered into a definitive agreement pursuant to which the Purchaser, which is a wholly owned indirect subsidiary of Danaher, agreed to acquire (or to procure that its nominee(s) acquire) the entire issued and to be issued share capital of Abcam not already owned by the Danaher Group. Further information on Danaher and the Purchaser is set out in paragraph 6 of Part II (Explanatory Statement) of this document.

I am writing to you on behalf of the Abcam Board to explain the background to and terms of the Transaction, to encourage you to vote at the Abcam Shareholder Meetings to be held on 6 November 2023 in connection with the Transaction, and to explain why the Abcam Board is unanimously recommending that Abcam Shareholders vote in favour of the resolutions to be put to the Abcam Shareholder Meetings.

2.	Summary of the terms of the Transaction

The Transaction is to be effected by way of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act, which requires the approval of Scheme Shareholders at the Court Meeting, the passing of the Resolution at the General Meeting and the sanction of the Court.

In accordance with the terms of the Transaction, which is subject to the Conditions and further terms set out in Part III (Conditions to and Further Terms of the Scheme and the Transaction) of this document, Scheme Shareholders at the Scheme Record Time will be entitled to receive:

for each Scheme Share, USD 24.00 in cash

The terms of the Transaction:

•	value the entire issued and to be issued share capital of Abcam at approximately USD 5.6 billion on a fully diluted basis;

•	value Abcam at approximately USD 5.7 billion on an enterprise value basis, including assumed indebtedness and net of acquired cash; and

•	represent a premium of approximately:

•	34 per cent. to the 2023 year-to-date Closing Price high and 52-week Closing Price high before 16 May 2023 per Abcam ADS of USD 17.90 on 8 May 2023;

•

39 per cent. to the Closing Price per Abcam ADS of USD 17.23 on 16 May 2023, being the undisturbed share price prior to the issuance of the press release by the Company’s founder stating his intention to call an extraordinary general meeting of Abcam Shareholders; and

•	48 per cent. to the Volume Weighted Average Price per Abcam ADS of USD 16.21 for the 30 trading day period to 16 May 2023.

The Scheme Shares will be acquired by the Purchaser or its nominee(s) with full title guarantee, fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever (other than transfer restrictions arising under applicable securities laws) and together with all rights existing at the Effective Date or thereafter attaching thereto, including (without limitation) the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made on or after the Effective Date in respect of the Scheme Shares.

The Transaction remains subject to the Conditions and further terms set out in full in Part III (Conditions to and Further Terms of the Scheme and the Transaction) of this document. The Conditions include the receipt of any necessary approval from antitrust authorities in the United States, China, Germany and Austria. The Conditions also include, among other things:

(i)

the approval by a majority in number of Scheme Shareholders representing not less than 75 per cent. in value of the Scheme Shares held by such Scheme Shareholders (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting;

(ii)

the Resolution being passed by Abcam Shareholders representing not less than 75 per cent. of the total voting rights of Abcam Shareholders present and voting, whether in person or by proxy, at the General Meeting;

(iii)

the Scheme being sanctioned by the Court with or without modification (but subject to any non-de minimis modifications being acceptable to Abcam and the Purchaser, acting reasonably and in good faith);

(iv)	a copy of the Court Order being delivered to the Registrar of Companies; and

(v)	no order having been issued by any Governmental Authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Transaction.

At this stage, subject to the approval and availability of the Court (which is subject to change), and subject to the satisfaction (or, where applicable, waiver) of the Conditions, it is currently expected that the Transaction will become Effective during the first half of 2024.

3.	Danaher’s reasons for the Transaction

Abcam offers the global scientific community highly validated antibodies, reagents, biomarkers and assays to address targets in biological pathways that are critical for advancing drug discovery, life sciences research, and diagnostics.

•	The acquisition of Abcam would allow Danaher to expand its life sciences offerings and further its strategy to help map complex diseases and accelerate the drug discovery process.

•

Following completion of the Transaction, Abcam would continue to operate autonomously within Danaher and Danaher is committed to Abcam’s current geographic presence and headquarters in the United Kingdom.

•	Danaher expects to support and accelerate Abcam’s future growth and operating performance by applying its Danaher Business System and contributing talent, expertise, and financial resources to Abcam.

4.	Board recommendation

Based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in Morgan Stanley and Lazard’s respective written opinions, Morgan Stanley and Lazard advised the Abcam Directors that the Per-Share Consideration to be paid to holders of Scheme Shares in the Transaction was fair, from a financial point of view, to such holders as of the date of such opinions. Morgan Stanley’s and Lazard’s advice to the Abcam Directors is set out in their written opinions, both dated 26 August 2023, attached to this document as ANNEX A and ANNEX B, respectively, and which also set out in full the relevant assumptions and qualifications to such advice.

For the reasons set out in this document, the Abcam Directors believe that the terms of the Transaction, including the terms of the Transaction Agreement, are fair and reasonable and that proceeding with the Transaction is likely to promote the success of Abcam for the benefit of its shareholders, having had regard to the interests of other stakeholders, and unanimously recommend that Scheme Shareholders vote in favour of the Scheme at the Court Meeting and that Abcam Shareholders vote in favour of the Resolution to be proposed at the General Meeting, as the Abcam Directors intend to do, or to procure, in respect of their own beneficial holdings of Abcam Shares amounting to, in aggregate, 495,129 Abcam Shares representing approximately 0.22 per cent. of the existing issued ordinary share capital of Abcam as at the Latest Practicable Date.

5.	Background to the Recommendation

The Transaction reflects the culmination of a rigorous competitive sale process conducted by the Abcam Board as part of the Strategic Review that was publicly announced on 23 June 2023, with the support and advice of Morgan Stanley, Lazard, and Latham & Watkins. The sale process involved engagement with 33 potential buyers, representing an extensive list of parties in the United States, Europe and Asia with the sector expertise and financial strength to execute a transaction of this size and nature. Through the sale process, the Abcam Board worked to improve the financial terms of the Transaction before ultimately accepting the highest offer of USD 24.00 per Scheme Share, representing a significant (39 per cent.) premium to the undisturbed Closing Price per Abcam ADS of USD 17.23 on 16 May 2023, the last full trading date prior to the issuance of the press release by the Company’s founder stating his intention to call an extraordinary general meeting of Abcam Shareholders.

What follows is a summary of the material events that led to the execution of the Transaction Agreement. This summary focuses on material events and milestones and does not purport to catalogue every conversation among the Abcam Board, members of Abcam senior management or Abcam’s advisers and other parties, including Morgan Stanley and Lazard, who were already retained as financial advisers to Abcam on other matters. The names of certain parties have been anonymised in accordance with the Company’s confidentiality obligations.

Activist	campaign

On 28 April 2023, Jonathan Milner, Peter Allen (Non-Executive Chairman of Abcam), Alan Hirzel (Chief Executive Officer of Abcam), Michael Baldock (Chief Financial Officer of Abcam) and certain members of the Company’s management team had a meeting during which Jonathan Milner formally requested to be appointed to the Abcam Board as a Non-Executive Director. Jonathan Milner left the meeting abruptly when it was explained to him that the Company would need to follow its proper governance procedures for considering and approving the appointment of someone to the Abcam Board to enable the Abcam Directors to fulfil their statutory duties.

On 28 April 2023, following the meeting with Jonathan Milner, a meeting of the Abcam Board was held at which it was resolved that, in accordance with the Company’s governance processes, meetings would be arranged between Jonathan Milner and the current Non-Executive Directors so that they could properly and duly consider Jonathan Milner’s request to be appointed to the Abcam Board. The Company sent a letter to

Jonathan Milner proposing that he meet with the Non-Executive Directors so that they could consider his appointment. The letter was followed by a call on the evening of 28 April 2023 between Mara Aspinall, a Non-Executive Director, and Jonathan Milner during which he agreed to meet with the Non-Executive Directors.

During the 10 days following 28 April 2023, each of the current Non-Executive Directors, who are based across the UK, US and China, made themselves available to meet with Jonathan Milner as part of the Abcam Board’s process to properly and duly consider the appointment of a new director to the Abcam Board.

On 1 May 2023, whilst the Abcam Board was still actively considering Jonathan Milner’s request as above, Jonathan Milner notified the SEC in a Schedule 13D filing of his intention to become more actively involved in the affairs of Abcam and to engage with Abcam regarding its governance, performance and direction. A meeting of the Abcam Board was held on the same day at which it was resolved that the Abcam Board would continue to engage constructively with Jonathan Milner regarding his request to be appointed to the Abcam Board as a Non-Executive Director, notwithstanding the filing of the Schedule 13D.

On 4 May 2023, Jonathan Milner met with certain Non-Executive Directors of Abcam and received a tour of Abcam’s facility in Waltham, Massachusetts by Alan Hirzel. Jonathan Milner also requested to meet with other members of Abcam’s executive leadership team, which was deemed inappropriate at that point in the process.

Between 1 May 2023 and 16 May 2023, the Company received a series of letters and emails from Jonathan Milner and his legal advisers expressing frustration at the due and proper processes that the Abcam Board was following in order to consider his proposed appointment and raising the possibility that Jonathan Milner may seek to requisition a general meeting of the Company. Each of these were duly responded to by the Company or its outside legal counsel, Latham & Watkins, as appropriate.

At 10.00 a.m. (U.K. Time) on 17 May 2023, there was a meeting of the Abcam Board to consider whether to approve the requested appointment of Jonathan Milner to the Abcam Board. Following the recommendation of the Company’s nomination committee, the Abcam Board unanimously resolved to proceed with the appointment of Jonathan Milner to the Abcam Board as a Non-Executive Director as he had requested. Such appointment would be subject to and conditional on reaching agreement on a customary form of settlement agreement.

At 12.15 p.m. (U.K. Time) on 17 May 2023, Peter Allen and Giles Kerr (Senior Independent Non-Executive Director of the Company) called Jonathan Milner in order to confirm that the Abcam Board had approved his appointment as a Non-Executive Director as he had requested, subject to Jonathan Milner entering into a customary form of settlement agreement. Jonathan Milner immediately rejected this proposal and instead demanded to be appointed as both a Director and Executive Chairman of the Company and that Peter Allen step down as Non-Executive Chairman of the Company. No detail or explanation whatsoever was given by Jonathan Milner in respect of this sudden change in his demands or indeed what the role of Executive Chairman would fulfil. At 2.00 p.m. (U.K. Time) on 17 May 2023, a press story was released by Bloomberg stating that Jonathan Milner was taking steps to call a general meeting of the Company to seek to approve his appointment as Executive Chairman and seek to remove Peter Allen as Non-Executive Chairman of the Company.

On 22 May 2023, an Abcam Board meeting was held to consider Jonathan Milner’s request to be appointed as Executive Chairman. After careful consideration, it was resolved that it was not in the best interests of the Company and its shareholders to appoint Jonathan Milner as Executive Chairman and that Mara Aspinall and Mark Capone, who are both Non-Executive Directors, would explain this to Jonathan Milner and reiterate the offer to appoint Jonathan Milner to the Abcam Board as a Non-Executive Director as he had originally requested. Mara Aspinall and Mark Capone called Jonathan Milner on 23 May 2023 and conveyed that message which was followed by an email from Mara Aspinall to Jonathan Milner on 24 May 2023 setting out the proposed terms on which he would be appointed to the Abcam Board as a Non-Executive Director.

On 25 May 2023, Mara Aspinall and Mark Capone had a further call with Jonathan Milner during which he rejected the proposed terms set out by the Company and reiterated that he would seek to convene a general meeting of the Company if the Abcam Board did not agree to appoint him as Executive Chairman.

On 30 May 2023, having complied with the relevant statutory requirements, Jonathan Milner sent a letter to the Company to requisition a general meeting of the Company under the Companies Act. Jonathan Milner proposed resolutions to be considered at the requisitioned general meeting which, among other things, sought to appoint him as a director of the Company and Executive Chairman of the Abcam Board and to remove three directors from the Abcam Board, including the current Non-Executive Chairman, the Chair of the Remuneration Committee and Chief Financial Officer.

On 16 June 2023, the Company published a shareholder circular convening the general meeting that had been requisitioned by Jonathan Milner, to be held at 2.00 p.m. (U.K. Time) on 12 July 2023.

Receipt of strategic enquiries and initial outreach to potential buyers

On 29 April 2023, the Chief Executive Officer of a major multinational life sciences company (“Party A”) contacted Alan Hirzel in follow up from previous strategic collaboration discussions to suggest that Alan meet with other senior executives on his team at an industry conference meeting to be held on 1 May 2023 organised by the Analytical, Life Science and Diagnostics Associations (“ALDA”). Discussions with that team were arranged for 1 May 2023.

On 1 May 2023, Alan Hirzel, a board member of ALDA, attended the ALDA industry conference in Boston, MA. Multiple Chief Executives attending that meeting expressed interest in the Company and discussed further strategic collaboration. Several noted Jonathan Milner’s 13D filing that morning, including Rainer Blair, Chief Executive Officer of Danaher, and certain executives from Party A.

On 20 May 2023, Peter Allen received a call from Rainer Blair, the Chief Executive Officer of Danaher, expressing an interest in potentially making an offer to acquire Abcam. This initial discussion was followed by a meeting on 22 May 2023 between Peter Allen and Rainer Blair during which the strategic logic of a combination between Abcam and Danaher was discussed.

On 24 May 2023, Danaher’s financial adviser, Barclays, first contacted Morgan Stanley and Lazard regarding Abcam’s public guidance.

On 1 June 2023, Peter Allen received a call from Rainer Blair who indicated that Barclays and Danaher had prepared an analysis of certain of Abcam’s publicly reported financial information, including a conversion of such financial information from IFRS to US GAAP, and that Barclays would be sharing that analysis with Morgan Stanley and Lazard for discussion. Barclays subsequently reached out to Morgan Stanley and Lazard requesting a call regarding Abcam’s public guidance and Barclays’ analysis of Abcam’s publicly reported financial information in an effort to understand the translation of Abcam’s financial information to the basis on which Danaher reports in USD denominated U.S. GAAP.

On 6 June 2023, there was a call between Barclays, Morgan Stanley and Lazard regarding Abcam’s public guidance and Barclays’ analysis of Abcam’s publicly reported financial information.

On 6 June 2023, a senior executive of a different major medtech and life sciences company (“Party B”) contacted Alan Hirzel proposing a meeting with their Chief Executive Officer to discuss Abcam’s strategic plans. A meeting was subsequently scheduled at the offices of Party B for 22 June 2023.

On 8 June 2023, Danaher sent a letter to Abcam setting out an indicative offer to acquire the Company at a price of USD 20.50 per Abcam Share, which was based on the information known to Danaher at that time. On 9 June 2023, there was a call between Peter Allen, Alan Hirzel, Michael Baldock, members of the Company’s management team and representatives from Morgan Stanley, Lazard and Latham & Watkins at which the indicative offer was discussed.

On 13 June 2023, there was a meeting of the Abcam Board at which the indicative offer from Danaher was considered. Representatives of Morgan Stanley, Lazard and Latham & Watkins also attended the meeting. After thorough consideration of the indicative offer, the Abcam Board resolved to respond to Danaher that the proposed offer price of USD 20.50 per Abcam Share undervalued the Company, and offer to provide further information to Danaher to demonstrate why Danaher’s offer undervalued the Company.

On 13 June 2023, Peter Allen contacted Rainer Blair to inform him that Danaher’s proposed offer price of USD 20.50 per Abcam Share undervalued the Company but indicating that a further discussion with Abcam’s management could be arranged in order to demonstrate why Danaher’s offer undervalued the Company, in accordance with the decision of the Abcam Board from earlier that day.

On 14 June 2023, a call took place between Alan Hirzel, Michael Baldock and other members of Abcam’s management team and certain members of Danaher’s management team to discuss a list of commercial diligence questions that had been provided by Danaher. The representatives from Abcam provided detailed answers to the questions based on information previously publicly reported by Abcam. Danaher was informed that, based on the level of detail discussed on the call, they may now consider themselves to be in possession of material non-public information relating to Abcam.

In the period up to 16 June 2023, Abcam and its advisers had also received inbound inquiries from a number of private equity investors.

On 16 June 2023, a senior executive of Party A contacted Morgan Stanley to say they had seen the recent media reports regarding the activist campaign brought against the Company and they expressed their interest in acquiring Abcam.

On 16 June 2023, Abcam received a further letter from Danaher setting out an improved indicative offer to acquire the Company at a price of USD 21.50 per Abcam Share. There was a call between Morgan Stanley, Lazard and Barclays where Barclays provided additional colour on the rationale for their revised proposal and that they expected a response from Abcam by 19 June 2023.

On 16 June 2023, a meeting of the Abcam Board was held to consider the improved indicative offer received from Danaher. Representatives of Morgan Stanley, Lazard and Latham & Watkins also attended the meeting. It was resolved that it would be communicated to Danaher that the revised indicative offer was not at a price that the Abcam Board would be able to recommend to Abcam Shareholders but that the Company would be prepared to constructively engage with Danaher by making materials available to it in the coming weeks, subject to Danaher entering into an appropriate confidentiality agreement with the Company. It was also resolved that Alan Hirzel would respond to any further enquiries from interested parties by stating that the Abcam Board would be willing to consider offers in accordance with its fiduciary duties and that any information that is made available to Danaher should also be made available to any such interested party that submits an offer of sufficient value, subject to an appropriate confidentiality agreement being entered into between the Company and such party. It was further resolved that Morgan Stanley and Lazard should contact other potentially interested parties to assess the level of interest in Abcam.

On 19 June 2023, there was a call between Morgan Stanley, Lazard and Barclays at which Barclays was informed that the revised offer had been considered by the Abcam Board but that it was not at a price that the Abcam Board would be able to recommend to Abcam Shareholders. Morgan Stanley and Lazard explained that the Abcam Board was however willing to help Danaher find more value but required additional time to prepare the relevant diligence information given the ongoing activist campaign, and that it would work on getting a confidentiality agreement in place in order to make a management presentation and data room available to Danaher.

On 19 June 2023, Alan Hirzel contacted the Chief Executive Officer and certain other senior executives of Party A to inform them that the Company’s advisers would follow up to arrange a meeting to further explore strategic interest in the Company.

On 20 June 2023, Morgan Stanley and Lazard began approaching other major multinational life sciences companies who were viewed as the most likely acquirers of Abcam, including another multinational life sciences company (“Party C”) and global large cap private equity investors potentially interested in a strategic combination with Abcam.

On 22 June 2023, Alan Hirzel and Michael Baldock met with the Chief Executive Officer and certain other senior executives of Party B. At that meeting, certain aspects of Abcam’s strategic plans were discussed and representatives from Party B set out why they felt that Party B would be a “good home” for Abcam if a strategic combination were to occur between Party B and Abcam.

Every party approached by Morgan Stanley and/or Lazard or who had otherwise expressed an interest in acquiring Abcam was included in the subsequent sale process.

Announcement of Strategic Review

During the course of the activism campaign brought against the Company by Jonathan Milner, members of the Abcam Board and management team engaged extensively with shareholders of the Company. During the course of that engagement, a number of the Company’s largest shareholders indicated that they would like the Abcam Board to explore strategic alternatives for the Company.

In the two weeks leading up to 23 June 2023, Peter Allen, Mara Aspinall, Sally Crawford, Alan Hirzel and Michael Baldock met with most of Abcam’s top 20 shareholders, including a meeting held on 22 June 2023 with Starboard Value Fund, a new activist shareholder who (as reported in the media on 10 June 2023) had acquired a material interest in Abcam. During these meetings, shareholders expressed a clear desire for Abcam to commence a sale process.

On 23 June 2023, a meeting of the Abcam Board was held. Following the engagement with Abcam shareholders, the indicative offers received from Danaher, the approaches received from Party B and Party A, and the ongoing approaches to other potentially interested parties being made by Morgan Stanley and Lazard, it was unanimously resolved by the Abcam Directors present to initiate a process to explore strategic alternatives for the Company and evaluate a range of options to maximise shareholder value, including the potential sale of the Company (the “Strategic Review”). It was further resolved that, as part of the Strategic Review, the initial outreach to potential buyers for Abcam and discussions with Danaher should be formalised into a competitive sale process.

At the meeting of the Abcam Board on 23 June 2023, it was also resolved that a sub-committee should be formed in connection with the Strategic Review and it was composed of five Abcam Directors, Alan Hirzel, Michael Baldock, Mara Aspinall, Mark Capone and Luba Greenwood, a majority of whom were Non- Executive Directors (the “Board Sub-Committee”). The Board Sub-Committee comprised of a group of directors with significant M&A experience and industry knowledge, who met at regular weekly intervals, and on an ad hoc basis as required, in order to consider the Strategic Review alternatives and oversee the competitive sale process. The Abcam Board engaged Lazard and Morgan Stanley as financial advisers, and Latham & Watkins as legal adviser, specifically in connection with the Strategic Review and representatives attended each meeting of the Board Sub-Committee.

The Strategic Review was publicly announced by the Company on 23 June 2023.

On 26 June 2023, Abcam filed publicly with the SEC a Form 6-K in order to provide all interested parties with updated financial guidance for the fiscal years ending 2023 and 2024.

Suspension of the activist campaign

On 26 June 2023, Jonathan Milner issued a press release stating that he had decided to temporarily suspend his solicitation campaign to allow time for the Abcam Board to focus on pursuing its Strategic Review. The press release stated that Jonathan Milner would re-assess in Autumn 2023 whether he felt it was necessary to requisition another general meeting.

On 28 June 2023, Jonathan Milner entered into an undertaking withdrawing his notice requisitioning a general meeting and agreeing to suspend his solicitation campaign in respect of such general meeting. That same day, the Company announced the undertaking received from Jonathan Milner.

On 12 July 2023, at the requisitioned general meeting, the resolutions proposed by Jonathan Milner were formally withdrawn and were not put to a vote.

Round I of the sale process

During the first round of the sale process, Morgan Stanley and Lazard approached, or were approached by, 33 potential buyers for Abcam. This included 21 corporates and 12 sponsors, representing an extensive list of parties in the United States, Europe and Asia who had the sector expertise and financial strength to execute a transaction of this size and nature. Potential buyers who were interested in making an offer (other than Danaher who had already submitted its indicative offer letter) received a set of instructions sent by Morgan Stanley and Lazard requesting that they submit an indicative offer letter by 13 July 2023. Such potential buyers and Danaher were invited to conduct due diligence based on publicly available information and Q&A meetings with members of Abcam’s management team. Abcam’s financial advisers also provided the potential buyers with an IFRS to U.S. GAAP financial reconciliation on 7 July 2023.

A one-hour video conference question and answer session with the Chief Executive Officer, Chief Financial Officer and other representatives of Abcam based on non-confidential information was offered to all potential buyers ahead of submissions of an indicative offer. 10 potential buyers opted to hold such video conferences, including Party A, Party B and Party C. The Q&A session was not offered to Danaher because Danaher and its financial adviser, Barclays, had been given the opportunity to engage with the Company’s management and its financial advisers in June 2023.

During the first round of the sale process, the top six Abcam Shareholders, including Jonathan Milner, were approached and were offered the opportunity to speak to the Abcam Board to express their views on the Strategic Review and the potential sale of Abcam. Three of these Abcam Shareholders, including Jonathan Milner, accepted that offer and met with the Abcam Board. During this period, members of Abcam’s management team also contacted the remainder of the top 30 Abcam Shareholders in order to engage with them regarding the Strategic Review. During these interactions, shareholders offered a range of views regarding the price per share at which a potential sale of Abcam may be transacted and the Strategic Review process.

On 26 June 2023, Abcam instructed Latham & Watkins to conduct an initial review to identify potential antitrust and regulatory filings required in connection with a combination with Danaher, Party A, Party B and Party C. These four parties were seen as the most likely to present an offer on executable terms. Latham & Watkins worked with Abcam’s management team to develop this analysis. The outcome of this analysis was that a transaction was possible with all these potential corporate buyers and that Danaher presented a robust and favourable outcome from a strategic fit and an antitrust perspective.

On 10 July 2023, Party C stated that they would not continue to participate or make an indicative offer due to the “public dynamics” of the process. However, representatives from Party C noted that a combination between Party C and Abcam had a clear appeal and that they may be open to further discussions if the Strategic Review did not result in the sale of Abcam.

On 13 July 2023, indicative offer letters received were received from three potential buyers including Party B, in addition to Danaher’s indicative offer letter received on 16 June 2023. Two financial sponsors offered between USD 19.00 and 21.00 per Abcam Share and Party B offered USD 23.00 per Abcam Share.

On 17 July 2023, the Abcam Board met to consider the indicative offer letters received. Representatives from Morgan Stanley, Lazard and Latham & Watkins attended the Abcam Board meeting, and Morgan Stanley and Lazard advised the Abcam Board on the financial terms of each of the indicative offers. After careful consideration of each of the indicative offers, the Abcam Board unanimously resolved to take Danaher and Party B, the two potential buyers who had offered a price in excess of USD 21.00 per Abcam Share, through to the next round of the sale process. The other two potential buyers were informed that they would not progress to the next round of the sale process on the basis that their respective offers were not competitive at their bid range. Morgan Stanley and Lazard communicated these messages to the potential buyers on behalf of Abcam on 17 and 18 July 2023.

On 21 July 2023, Party A stated that they would not continue to participate in the sale process or make an indicative offer. Party A stated that this was because they did not feel they would be able to submit a competitive bid.

Round II of the sale process

During the second round of the sale process, following the execution of a confidentiality agreement by each of Danaher and Party B, which were on materially similar terms, representatives of Danaher and Party B were granted access to a virtual data room containing due diligence materials on 21 July 2023. Morgan Stanley and Lazard also invited each of Danaher and Party B to a presentation by Abcam’s executive leadership team (the “Management Presentation”) and due diligence sessions with key members of Abcam’s leadership team (the “Expert Sessions”).

The Management Presentation was delivered in Boston, Massachusetts, to Danaher and Party B on 26 and 27 July 2023, respectively. At each Management Presentation, Alan Hirzel, Michael Baldock and other members of Abcam’s executive leadership team presented information relating to Abcam’s business, operations and financial performance to senior executives from Danaher or Party B, as applicable.

During the weeks commencing 31 July and 10 August 2023, Expert Sessions were held in person and remotely via video call covering topics including, but not limited to, strategy, research and development, intellectual property, finance, tax, human resources and legal. Each Expert Session was attended by appropriate members of Abcam’s management team and/or subject matter experts and were attended by representatives of Danaher or Party B, as applicable. Questions and topics for discussion were submitted by Danaher or Party B in advance which were addressed at the relevant Expert Sessions.

On 1 August 2023, Danaher and Party B were sent a process letter from Morgan Stanley and Lazard requesting that they deliver a mark-up of the Company’s proposed form of transaction agreement on or before 16 August 2023, followed by a definitive written offer letter by no later than 5.00 p.m. (U.K. Time) on 23 August 2023 setting out the full terms of their offer.

Danaher and Party B submitted their mark-ups of the form of transaction agreement via their outside legal counsel on 15 August 2023 and 17 August 2023, respectively. Latham & Watkins reviewed and advised Abcam’s management team and the Board Sub-Committee on the mark-ups.

Party B’s mark-up included more significant carve outs to the provisions requiring the buyer to accept any remedies that may be imposed by antitrust regulators, more prescriptive requirements and restrictions on Abcam in respect of the implementation of the transaction, and broader triggers for the termination payment payable by the Company in certain circumstances.

On 16 August 2023, representatives of Latham & Watkins had a call with Danaher’s outside legal counsel to clarify certain aspects of their mark-up of the draft transaction agreement and explain certain areas where Abcam expected their mark-up to be improved. This included: (i) Abcam’s expectation of a reverse termination payment payable in the event that the transaction agreement is terminated due to antitrust issues; (ii) the need for robust provisions requiring the buyer to accept any remedies that may be imposed by antitrust regulators; and (iii) the fact that in accordance with their mark-up Abcam ADS Holders would pay all cancellation and distribution fees under the Deposit Agreement following closing thus reducing the effective offer price received by Abcam ADS Holders.

On 16 August 2023, Jonathan Milner published an open letter to the Abcam Board noting that it had been two months since the announcement of the Strategic Review and requesting an “investor update” on the Strategic Review by no later than 31 August 2023 and indicating that if an update were not given, he would be restarting his activism campaign. During this period, Jonathan Milner also contacted members of the Abcam Board on multiple occasions requesting material non-public information regarding the Strategic Review. Consistent with their fiduciary duties and confidentiality obligations, the Abcam Board did not provide any such information to Jonathan Milner.

On 18 August 2023, a representative of Party C indicated to Michael Baldock that Party C may be willing to re-engage in the Strategic Review. A form of confidentiality agreement was sent to Party C and it was invited to make an indicative offer that the Abcam Board could consider. Further calls occurred in the week of 21 August 2023 where Party C continued to discuss whether they may be willing to re-engage in the Strategic Review.

On 21 August 2023, representatives of Latham & Watkins also had a call with Party B’s outside legal counsel to clarify certain aspects of their mark-up of the transaction agreement and explain certain areas where Abcam expected their mark-up to be improved. This included: (i) the need for robust provisions requiring the buyer to accept any remedies that may be imposed by antitrust regulators; (ii) the excessive requirements and restrictions on Abcam in respect of the implementation of the transaction; (iii) the broader triggers for the termination payment payable by the Company in certain circumstances and the fact that their proposed quantum of the termination payment was so excessive as to amount to unlawful financial assistance under English law; and (iv) the deletion of the ability for the Abcam Board to withdraw its recommendation or terminate the transaction agreement if it determined in good faith that, due to an unforeseen intervening event, failing to take such action would be inconsistent with the Abcam Board’s fiduciary duties.

On 22 August 2023, Danaher’s outside legal counsel delivered a further improved mark-up of the transaction agreement, including a commitment from Danaher to pay all cancellation and distribution fees that would otherwise be payable by Abcam ADS Holders under the Deposit Agreement.

On 23 August 2023, a definitive offer letter was received from Danaher at an offer price of USD 24.00 per Abcam Share, representing an increase of (i) USD 2.50 per Abcam Share compared to their improved indicative offer price on 16 June 2023, and (ii) USD 3.50 per Abcam Share compared to their original indicative offer price on 8 June 2023. A definitive offer letter was also received from Party B at an offer price of USD 22.50 per Abcam Share, which represented a decrease of USD 0.50 per Abcam Share compared to their indicative offer price.

On 24 August 2023, a Board Sub-Committee meeting was held, at which representatives of Morgan Stanley, Lazard and Latham & Watkins presented the financial and legal terms of the definitive offers received. The Board Sub-Committee unanimously resolved that Danaher and Party B should be requested to submit a best and final offer by 8.30 a.m. (Eastern Time) on 25 August 2023. Morgan Stanley and Lazard conveyed that message to Danaher and Party B and also encouraged each party to consider increasing the value of their bid as part of their best and final offer submission. Each of Danaher and Party B were informed of the remaining key issues identified in their respective mark-ups of the transaction agreement and were requested to amend their positions to reflect those requested by the Company.

On 25 August 2023, Party B verbally confirmed that their best and final offer value was USD 22.50 per Abcam Share and Danaher submitted a written best and final offer letter maintaining their price of USD 24.00 per Abcam Share. No formal response to the requests on the transaction agreement was received from Party B. Danaher’s outside legal counsel provided a further revised mark-up of the transaction agreement. This included a reverse termination payment of £227 million payable by Danaher to the Company in the event that the Transaction Agreement is terminated due to the Identified Clearances not being received by the Long Stop Date or a court or other Governmental Authority of competent jurisdiction issuing a final, non-appealable order arising under antitrust or competition laws that permanently enjoins, prevents or prohibits the Transaction provided that, in each case, all other Conditions were satisfied or waived at the time of termination (other than (A) those Conditions that by their terms are to be satisfied by actions taken on the Effective Date but were capable of being satisfied if the Transaction were to be consummated on the date of termination, and (B) the Conditions relating to the obtainment of the antitrust clearances from the relevant Governmental Authorities in the United States, China, Germany and Austria or no order arising under antitrust or competition law having been issued by a Governmental Authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Transaction).

On 25 August 2023, a representative of Party C definitively confirmed to Michael Baldock that they would not be in a position to make an indicative offer at that time. Party C had not sought to negotiate or sign the form of confidentiality agreement previously provided.

Negotiation of a definitive transaction agreement

At 2.30 p.m. (U.K. Time) on 25 August 2023, a meeting of the Abcam Board was held. At the board meeting, representatives of Morgan Stanley, Lazard and Latham & Watkins presented the financial and legal terms of the definitive offers received from Danaher and Party B, noting that the offer prices had been confirmed as best and final. It was also noted that Danaher’s offer envisaged a transaction agreement being finalised and signed by 5.00 p.m. (Eastern Time) on 25 August 2023 and announced before markets opened in New York on 28 August 2023, which the Abcam Board concluded was a reasonable basis on which to proceed given the constructive position that Danaher had taken in their further revised mark-up of the transaction agreement. After careful consideration of the financial and legal terms, the Abcam Board unanimously resolved to enter into exclusive discussions with Danaher with a view to negotiating and agreeing the definitive terms of a transaction agreement, and an exclusivity letter was entered into between Abcam and Danaher. Danaher’s offer price of USD 24.00 per Abcam Share was the highest received at any point in the process, representing a premium of 39 per cent. to the Closing Price per Abcam ADS of USD 17.23 on 16 May 2023 (being the undisturbed share price prior to the issuance of the press release by the Company’s founder stating his intention to call an extraordinary general meeting of Abcam Shareholders).

At 3.30 p.m. (U.K. Time) on 25 August 2023, the Remuneration Committee met to discuss the treatment of Awards under the Company Equity Plans.

Following the meeting of the Abcam Board and the subsequent meeting of the Remuneration Committee on 25 August 2023, representatives of Latham & Watkins and Danaher’s external legal counsel negotiated and finalised the form of transaction agreement and other transaction documents.

Following the Abcam Board’s approval of the offer price of USD 24.00 per Scheme Share and the other material terms of the Transaction, and in parallel with the final negotiation of the transaction agreement, representatives of the Remuneration Committee and Danaher discussed and agreed the treatment of Awards under the Company Equity Plans in the context of the Transaction. The Company proposed, and Danaher agreed, that Awards would be treated in accordance with the rules of the applicable Company Equity Plan. In order to promote the retention of certain senior Abcam employees (including the Executive Officers) it was agreed that, as soon as reasonably practicable after the Effective Date, the Purchaser will grant a new performance based bonus (the “PGIP Bonus”) to each participant in the PGIP who is an Abcam employee on the date the PGIP Bonus is granted. Insofar as is possible, the aggregate value of (i) the consideration payable with respect to Abcam Shares subject to the portion of a participant’s PGIP Award that vests in connection with the Transaction (including the value of any PGIP Top-Up award awarded to the participant), plus (ii) their PGIP Bonus payable after the 2024 performance period, is designed to result in total PGIP-related entitlements for each participant that are substantially the same as those that would have been received by each participant had the Transaction not occurred (based on the offer price of USD 24.00 per Scheme Share and all else being equal), ensuring a continued link to Abcam’s 2024 performance, rather than operating as an incremental award above and beyond a participant’s existing entitlements under the PGIP.

The arrangements regarding the PGIP Bonuses are further described in paragraph 8 of Part II (Explanatory Statement) of this document.

At 12.00 p.m. (U.K. Time) on 26 August 2023, a further meeting of the Abcam Board was held, which representatives of Morgan Stanley, Lazard and Latham & Watkins attended. Representatives of Latham & Watkins presented an overview of the legal terms of the final form of the Transaction Agreement that had been negotiated with Danaher’s outside legal counsel, noting that a number of terms had been improved through the negotiation process. Representatives of Morgan Stanley and Lazard also presented their respective financial analysis of the proposed consideration of USD 24.00 per Abcam Share, and rendered their respective oral opinions to the Abcam Board, which were subsequently confirmed by the delivery of written opinions each dated 26 August 2023, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken in preparing its opinion, the USD 24.00 per share in cash to be paid to the holders of the Scheme Shares pursuant to the Transaction Agreement was fair, from a financial point of view, to such holders. See paragraphs 8 and 9 of this Part I (Letter from the Chairman of Abcam plc) of this document for further details of the opinions of Morgan Stanley and Lazard. The written opinions delivered by Morgan Stanley and Lazard are attached to this document as ANNEX A and ANNEX B, respectively.

After carefully considering the financial and legal terms of Danaher’s offer, the strategic alternatives available to the Company during the Strategic Review process and the information presented to the Abcam Board by Morgan Stanley, Lazard and Latham & Watkins, and in light of their statutory duties under English law, the Abcam Board unanimously resolved that it was in the best interests of Abcam’s shareholders as a whole to enter into the Transaction and the Transaction Agreement. The Abcam Board also unanimously resolved to recommend that Abcam’s shareholders vote in favour of the Scheme at the Court Meeting and the Resolution to be proposed at the General Meeting. The Transaction Agreement was entered into on 26 August 2023, as announced by Abcam in a press release on 28 August 2023.

Summary

The Transaction reflects the culmination of a rigorous, competitive sale process conducted by Abcam as part of the publicly announced Strategic Review with the support and advice of Morgan Stanley, Lazard, and Latham & Watkins. The sale process involved engagement with 33 potential buyers, representing an extensive list of parties in the United States, Europe and Asia with the sector expertise and financial strength to execute a transaction of this size and nature. Through the sale process, the financial terms of the Transaction and the premium that Danaher has agreed to pay were improved and the offer price of USD 24.00 per Scheme Share represents the highest price offered during the sale process by any party and a significant (39 per cent.) premium to the undisturbed Closing Price per Abcam ADS of USD 17.23 on 16 May 2023 (being the undisturbed share price prior to the issuance of the press release by the Company’s founder stating his intention to call an extraordinary general meeting of Abcam Shareholders).

6.	Reasons for the Recommendation

In evaluating the Transaction Agreement and the Transaction, the Abcam Board consulted with the senior management of Abcam, and representatives of Morgan Stanley, Lazard and Latham & Watkins. In the course of making the determination that the Transaction Agreement and the Transaction are fair and reasonable and are likely to promote the success of Abcam for the benefit of its shareholders as a whole, having had regard to the interests of other stakeholders, and to unanimously recommend that Abcam’s shareholders vote in favour of the Scheme at the Court Meeting and the Resolution to be proposed at the General Meeting, the Abcam Board considered numerous reasons, including the following material reasons and benefits of the Transaction:

•	Acquisition price; premium to the trading price of Abcam ADSs. The terms of the Transaction represent a significant premium of approximately:

•	34 per cent. to the 2023 year-to-date Closing Price high and 52-week Closing Price high before 16 May 2023 per Abcam ADS of USD 17.90 on 8 May 2023;

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39 per cent. to the Closing Price per Abcam ADS of USD 17.23 on 16 May 2023, being the undisturbed share price prior to the issuance of the press release by the Company’s founder stating his intention to call an extraordinary general meeting of Abcam Shareholders; and

•	48 per cent. to the Volume Weighted Average Price per Abcam ADS of USD 16.21 for the 30 trading day period to 16 May 2023.

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Cash consideration; certainty of value. The Abcam Board considered the fact that the form of consideration payable to Abcam Shareholders will be cash, which will provide Abcam Shareholders with certainty of value and immediate liquidity.

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No financing condition. The Abcam Board considered the fact that Danaher and the Purchaser would have sufficient cash resources to pay the amounts required to be paid under the Transaction Agreement without obtaining third-party financing and that the Transaction is not subject to a financing condition.

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Competitive sale process and strategic alternatives. As is further described in paragraph 5 of this Part I (Letter from the Chairman of Abcam plc), the Transaction is the culmination of a rigorous, competitive sale process conducted by Abcam as part of the Strategic Review with the support and advice of Morgan Stanley, Lazard and Latham & Watkins. The sale process involved engagement with 33 potential buyers, representing an extensive list of parties in the United States, Europe and Asia with the sector expertise and financial strength to execute a transaction of this size and nature. Danaher’s offer price of USD 24.00 per Scheme Share was the highest received during that sale process. The Abcam Board considered that, should any other party be interested in pursuing a transaction on terms more favourable to Abcam and its shareholders than those contemplated by the Transaction Agreement, the terms of the Transaction Agreement would not prevent such counterparty pursuing such a transaction or such superior proposal from being successful. Based on the value, timing, risk allocation and other terms and conditions negotiated with Danaher, the Abcam Board ultimately determined that the Transaction is fair and reasonable and is likely to promote the success of Abcam for the benefit of its shareholders as a whole, having had regard to the interests of other stakeholders.

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Morgan Stanley’s and Lazard’s fairness opinions and related analysis. The opinions of Morgan Stanley and Lazard rendered to the Abcam Board on 26 August 2023, which were subsequently confirmed by delivery of a written opinion dated such date, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Morgan Stanley and Lazard in preparing their respective opinions, the USD 24.00 per share in cash to be paid to the holders of the Scheme Shares (other than as specified in such opinions) pursuant to the Transaction Agreement was fair, from a financial point of view, to such holders as more fully described in paragraphs 8 and 9 of this Part I (Letter from the Chairman of Abcam plc). The written opinions delivered by Morgan Stanley and Lazard are attached to this document as ANNEX A and ANNEX B, respectively.

•	Reputation and resources of Danaher. The Abcam Board considered Danaher’s global commercial capabilities as well as its extensive experience and resources.

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Danaher’s intentions. The Abcam Board also took into account the fact that Danaher intended to continue to operate Abcam as a standalone operating company and brand within Danaher’s Life Sciences segment, which the Abcam Board considered would benefit Abcam’s employees, customers and other stakeholders.

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Industry and economy. The Abcam Board considered the current state of the economy and assessed the stage of the life sciences industry cycle, financing markets, uncertainty in pricing and uncertainty surrounding forecasted economic conditions, both in the near term and the long term, generally and within Abcam’s industry in particular.

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Continuing to operate as a standalone, listed company: During the Strategic Review, the Abcam Board took into account the strategic alternatives available to the Company, including the continued operation of the Company as a standalone company listed on Nasdaq. As part of this assessment, the Abcam Board considered the considerable disruption to Abcam’s business and operations likely to result from the shareholder activism that was expected to be brought against the Company should the Transaction not be entered into. The Abcam Board took into account the $24.00 per Scheme Share offer price relative to the medium term expected trading price of Abcam ADSs if the Company were to continue as a standalone entity.

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Likelihood of completion. The Abcam Board considered that the potential for closing in a relatively short timeframe for a transaction of this nature could reduce the amount of time in which Abcam’s business would be subject to potential disruption and uncertainty pending closing. The Abcam Board also considered the likelihood that the Transaction would be completed based on, among other things (not in any relative order of importance):

•	the fact that there is no financing condition to the completion of the Transaction;

•	the fact that there are not expected to be significant antitrust or other regulatory impediments;

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the business reputation, capabilities and financial condition of Danaher, including Danaher’s ability to fund the Consideration with cash, and the Abcam Board’s perception that Danaher is willing and able to devote the resources necessary to complete the Transaction in an expeditious manner;

•	the availability of the potential remedy of specific performance to Abcam under the Transaction Agreement, in the event of breaches by Danaher or the Purchaser; and

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the GBP 227 million termination payment payable by Danaher to Abcam if completion did not take place because of (i) a failure to obtain the Identified Clearances by the Long Stop Date, or (ii) a court or Governmental Authority has issued a final and non-appealable order under competition or antitrust laws that permanently prohibits completion of the Transaction;

•	Terms of the Transaction Agreement. The Abcam Board considered the terms and conditions of the Transaction Agreement, including:

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the right of Abcam, under certain circumstances and subject to certain conditions, to furnish non-public information to, and to participate in discussions with, third parties in response to certain proposals relating to alternative acquisition transactions;

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the right of the Abcam Board, under certain circumstances and subject to certain conditions, to withdraw or modify its recommendation in favour of the Transaction, or to terminate the Transaction Agreement, if the Abcam Board determines, in good faith, after consultation with outside counsel and financial advisers, that Abcam has received a competing proposal that constitutes a superior proposal;

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the belief of the Abcam Board that the GBP 45 million termination payment, representing approximately 1 per cent. of the equity value of Abcam based on the consideration of USD 24.00 per share, would not unreasonably deter another party with the strategic interest and financial capability from making a competing proposal for Abcam; and

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the conditions to the completion of the Transaction, including the fact that the completion of the Transaction is conditioned on the approval of a majority of Scheme Shareholders who are present and vote (whether in person or by proxy) at the Court Meeting and who represent not less than 75 per cent. in value of the Scheme Shares voted by such Scheme Shareholders, which vote would demonstrate strong support by Abcam Shareholders for the Transaction.

In reaching its determinations and recommendations described above, the Abcam Board also considered the following potentially negative reasons:

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Disruption of Abcam’s business. The Abcam Board considered the effect of a public announcement of the Transaction on Abcam’s operations, the market price of Abcam ADSs, Abcam’s employees and its ability to attract and retain key management, research and development and other personnel while the Transaction is pending, and the potential adverse effects on the financial and other results of Abcam.

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Non-solicitation covenant. The Abcam Board considered that the Transaction Agreement imposes restrictions on Abcam’s solicitation of competing proposals from third parties and requires Abcam to provide Danaher with an opportunity to propose adjustments to the Transaction Agreement prior to Abcam being able to terminate the Transaction Agreement and accept a superior proposal (as defined in the Transaction Agreement). The Abcam Board also considered that a superior proposal must be a proposal for 50 per cent. or more of Abcam’s voting or equity securities or assets, and that in order to terminate the Transaction Agreement or withdraw its recommendation of the Transaction in order to pursue such a superior proposal the Abcam Board would need to, in good faith, after consultation with its outside counsel and financial advisers, determine that failure to take such action would be inconsistent with its fiduciary duties under applicable law.

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Termination payment. The Abcam Board considered the fact that Abcam must pay Danaher a termination payment of GBP 45 million if the Transaction is terminated under certain circumstances, including to pursue a superior proposal, and that the amount of the termination payment was reasonable, would not likely deter competing bids and would not likely be required to be paid unless Abcam entered into a more favourable transaction.

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Interim operating covenants. The Transaction Agreement imposes restrictions on the conduct of Abcam’s business prior to completion of the Transaction, requiring Abcam to conduct its business in the ordinary course and refrain from taking specified actions. The Abcam Board considered that such restrictions may delay or prevent Abcam from pursuing business strategies or opportunities that may arise pending completion of the Transaction.

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Risks the Transaction may not be completed. Although Abcam expects that the Transaction will be completed, there can be no assurance that all Conditions will be satisfied. The Abcam Board considered the risk that (i) conditions to the parties’ obligations to complete the Transaction may not be satisfied, (ii) completion may be unduly delayed, or (iii) the Transaction may not otherwise be completed despite the parties’ efforts. The Abcam Board also considered the potential resulting disruptions to Abcam’s business in the event the Transaction is not completed, including the diversion of management and employee attention, employee attrition and the effect on vendors, customers, suppliers and others that do business with Abcam, and the potential effect on the trading price of the Abcam ADSs. If the Transaction Agreement is terminated because of (i) a failure to obtain the Identified Clearances by the Long Stop Date or (ii) a court or Governmental Authority issuing a final and non-appealable order under competition or antitrust laws that permanently prohibits completion of the Transaction, Danaher is required to pay a termination payment of GBP 227 million to Abcam.

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Transaction costs. Significant costs have been and will continue to be incurred in connection with negotiating and entering into the Transaction Agreement and completing the Transaction, and substantial time and effort of management will be required, potentially resulting in disruptions to the operation of Abcam’s business.

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Potential conflicts of interest. The Abcam Board considered the potential conflict of interest created by the fact that Abcam’s executive officers and directors have financial interests in connection with the Transaction and the Transaction Agreement, which may be different from or in addition to those of other shareholders, as is more fully described in paragraph 4 of Part V (Additional Information) of this document.

The foregoing discussion of the reasons considered by the Abcam Board is not intended to be exhaustive, but rather includes the principal reasons considered by the Abcam Board. The Abcam Board collectively reached the conclusion to approve the Transaction Agreement, the Transaction and the other transactions contemplated by the Transaction Agreement in light of the various reasons described above and other reasons that the members of the Abcam Board believed were appropriate. The Abcam Board did not assign relative weights to the foregoing reasons or otherwise determine that any one reason was of greater or lesser importance. Rather, the Abcam Board viewed its positions and recommendation as being based on the totality of information presented to, and considered by, the Abcam Board. In considering the reasons discussed above, individual directors may have given different weights to different reasons.

7.	Projected Financial Information

Important Information about the Management Projections

Abcam does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections. Abcam’s management prepared various financial forecasts and other data relating to the business of Abcam, including extrapolations thereto (the “Management Projections”). The Management Projections are based on the long range plan which was prepared in connection with the Strategic Review and approved by the Abcam Board on 11 July 2023 (the “Long Range Plan”). The Management Projections formed the basis of financial forecasts which were available to all parties who proceeded to Round II of the Strategic Review process and signed a confidentiality agreement with Abcam. Abcam provided the Management Projections to Morgan Stanley and Lazard and approved its use by Morgan Stanley and Lazard. Morgan Stanley and Lazard relied on the Management Projections in performing their respective financial analyses summarised in this document and the Management Projections were the only financial projections with respect to Abcam used by Morgan Stanley and Lazard in performing such financial analyses.

The summary of the Management Projections is included in this document solely to give Abcam Shareholders access to certain financial projections that were made available to the Abcam Board, Morgan Stanley, Lazard, and/or parties involved in Round II of the Strategic Review process and is not being included in this document to influence any Abcam Shareholder’s decision. The Management Projections were generated for Abcam’s internal use and the use of its advisers, and use in connection with exploring a potential transaction, and not developed with a view toward public disclosure or U.S. GAAP. Certain financial information relating to Abcam has been or will have been prepared in accordance with IFRS and may not therefore be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with U.S. GAAP. The Management Projections are forward-looking statements and have not specifically been prepared in line with IFRS. All of the Management Projections summarised in this section were prepared by Abcam’s management.

The non-IFRS financial measures used in the Management Projections were relied upon by the Abcam Board in connection with its consideration of the Per-Share Consideration and were approved by the Abcam Board for use by Morgan Stanley and Lazard in connection with their respective financial analyses and opinions. While Abcam believes that such non-IFRS financial measures provide useful supplemental information in analysing Abcam’s financial results, there are limitations associated with the use of such financial measures. Such non-IFRS measures as used by Abcam may not be directly comparable to similarly titled measures used by other companies and should not be considered in isolation from, or as a substitute for, financial information presented in accordance with IFRS.

The non-public, unaudited prospective financial information included information for calendar years 2023 through 2034 that reflect Abcam’s management’s projections and extrapolations based on the Long Range Plan, as set forth below. Consistent with the discussion and feedback from the Abcam Board, the Management Projections reflected the best currently available estimates, on the date they were prepared and on the date of both Morgan Stanley and Lazard’s fairness opinions to the Abcam Board, and good faith judgments of Abcam senior management as to the future financial performance of Abcam. The Management Projections are based on latest trading up until the date they were prepared.

The Management Projections were prepared by Abcam on a stand-alone basis and do not take into account the transactions contemplated by the Transaction Agreement, including any costs incurred in connection with the Transaction or any changes to Abcam’s operations or strategy that may be implemented after the completion of the Transaction. The Management Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Transaction. As a result, actual results likely will differ, and may differ materially, from those reflected in the Management Projections.

While the Management Projections are presented with numerical specificity, the Management Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond Abcam management’s control. Further, given that the Management Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year beyond their preparation. Important risk factors that may affect actual results and may result in such projections not being achieved include those referred to in the Report of Foreign Private Issuer on Form 6-K published by Abcam on 31 August 2023 and those described from time to time under the caption “Risk Factors” and elsewhere in Abcam’s Annual Report on Form 20-F for the year ended 31 December 2022. In addition, the ability to achieve the Management

Projections may depend on, in part, whether or not strategic goals, objectives and targets are reached over the applicable period. The assumptions upon which the Management Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions and future business decisions that may not be realised and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which Abcam operates, and the risks and uncertainties described in the section titled “Warning Regarding Forward-Looking Statements” of this document, all of which are difficult or impossible to predict and many of which are beyond Abcam’s control. The Management Projections also reflect assumptions by Abcam’s management that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Abcam business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when such projections were prepared.

Accordingly, there can be no assurance that the Management Projections will be realised, and actual results may differ, and may differ materially, from those shown. The Management Projections are included in this document to give Abcam Shareholders access to non-public information that was provided to the Abcam Board, Morgan Stanley and Lazard in the course of evaluating the Transaction, and are not intended to influence the decision of any Abcam Shareholder whether to act with respect to the Transaction or any matter relating thereto. The inclusion of the Management Projections in this document should not be regarded as an indication that any of Abcam, Danaher, the Purchaser or any of their respective affiliates, officers, directors, advisers or other representatives considered or consider the Management Projections necessarily predictive of actual future events, and the Management Projections should not be relied upon as such. None of Abcam, Danaher, the Purchaser or any of their respective affiliates, officers, directors, advisers or other representatives can give any assurance that actual results will not differ from the Management Projections. None of Abcam, Danaher, the Purchaser or any of their respective affiliates, officers, directors, advisers or other representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of Abcam compared to the information contained in the Management Projections or that forecasted results will be achieved.

In addition, the Management Projections have not been updated or revised to reflect information or results after the date they were approved by the Abcam Board and used in the rendering of Morgan Stanley and Lazard’s respective opinions to the Abcam Board or as of the date of this document, and except as required by applicable securities laws, Abcam does not intend to update or otherwise revise the Management Projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be inappropriate.

The Management Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Abcam included in this document and in Abcam’s other public filings with the SEC.

No independent registered public accounting firm provided any assistance in the preparation or review of the Management Projections. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Management Projections or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Management Projections.

In light of the foregoing factors and the uncertainties inherent in the Management Projections, readers of this document are cautioned not to place undue, if any, reliance on the Management Projections.

Management Projections(1)(3)(5)
(£ in millions)	2022A(4)	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Revenue	£362	£430	£500	£572	£653	£744	£840	£942	£1,048	£1,142	£1,222	£1,296	£1,360

Adjusted EBITDA(2)	£109	£163	£221	£268	£323	£376	£434	£497	£563	£614	£657	£696	£731

Adjusted EBIT(2)	£76	£124	£174	£219	£270	£322	£379	£442	£510	£556	£594	£630	£662

($ in millions)	2022A	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Revenue	$434	$516	$600	$686	$784	$893	$1,009	$1,130	$1,258	$1,371	$1,467	$1,555	$1,633

Adjusted EBITDA(2)	$131	$196	$266	$321	$387	$451	$521	$596	$676	$736	$788	$835	$877

Adjusted EBIT(2)	$92	$149	$209	$263	$324	$387	$455	$531	$612	$667	$713	$756	$794

Unlevered Free Cash Flow(6)	—	$103	$166	$164	$232	$250	$321	$371	$425	$470	$509	$543	$574

(1)	Management Projections provided in £MM and converted by Abcam management to US dollars at an exchange rate of 1 GBP: 1.20 USD.

(2)

“Adjusted” financial metrics are before taking account of finance income, finance costs, tax, exceptional items, share-based payments and amortisation of acquisition intangibles. Exceptional items consist of certain cash and non-cash items that are not reflective of the normal course of business and may vary from period to period.

(3)

Abcam management is unable to present quantitative reconciliation of Adjusted EBITDA and Adjusted EBIT to their respective most directly comparable IFRS financial measures on a forward-looking basis because items that impact these IFRS financial measures are not within their control and/or cannot be reasonably predicted. Such information may have a significant, and potentially unpredictable, impact on Abcam’s future financial results.

(4)	Adjusted EBITDA is a non-IFRS metric and is not presented in Abcam’s annual reports.

(5)	Management Projections reflect the Long Range Plan for years 2022A through 2030E and management extrapolation from the Long Range Plan for years 2031E to 2034E.

(6)	Unlevered Free Cash Flow was derived from the Management Projections and approved by Abcam management for use by Morgan Stanley and Lazard.

8.	Opinion of Abcam’s Financial Advisers – Morgan Stanley

Morgan Stanley was initially retained by the Abcam Board to act as its financial adviser in connection with a proposed initial public offering of shares in the United States and a defence mandate, and was further engaged by the Abcam Board to act as its financial adviser in connection with a possible sale/divestiture/disposal of some or all of the share capital, business and/or assets of, or in relation to, Abcam and to provide financial advice and assistance and, upon Abcam’s request, to render a fairness opinion in each case in connection therewith.

On 26 August 2023, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, to the Abcam Board to the effect that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in Morgan Stanley’s written opinion, the Per-Share Consideration to be received by the holders of Scheme Shares pursuant to the Transaction Agreement was fair, from a financial point of view, to the holders of the Scheme Shares.

The full text of the written opinion of Morgan Stanley delivered to the Abcam Board, dated 26 August 2023, is attached as ANNEX A and incorporated by reference into this document in its entirety. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Shareholders of Abcam are urged to, and should, read the opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the Abcam Board and addresses only the fairness, from a financial point of view, of the Per-Share Consideration to be paid to the holders of Scheme Shares in the Transaction pursuant to the Transaction Agreement. Morgan Stanley’s opinion does not address any other aspect of the transactions contemplated by the Transaction Agreement and does not constitute an opinion or recommendation to any holders of Abcam Shares as to how such shareholder should vote at the shareholders’ meetings to be held in connection with the Transaction. The summary of Morgan Stanley’s opinion set forth in this document is qualified in its entirety by reference to the full text of Morgan Stanley’s opinion.

For purposes of rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Abcam;

•	reviewed certain internal financial statements and other financial and operating data concerning Abcam;

•	reviewed certain financial projections prepared by the management of Abcam (i.e., the Management Projections);

•	discussed the past and current operations and financial condition and the prospects of Abcam with senior executives of Abcam;

•	reviewed the reported prices and trading activity for Abcam ADSs;

•	compared the financial performance of Abcam and the prices and trading activity of Abcam ADSs with that of certain other publicly-traded companies comparable with Abcam and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of Abcam and Danaher and certain other parties and their financial and legal advisers;

•	reviewed the Transaction Agreement and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Abcam, and formed a substantial basis for Morgan Stanley’s opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best then currently available estimates and judgments of the management of Abcam of the future financial performance of Abcam. In addition, Morgan Stanley assumed that the Transaction will be consummated in accordance with the terms set forth in the Transaction Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the definitive Transaction Agreement will not differ in any material respect from the drafts thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Transaction. Morgan Stanley is not a legal, tax or regulatory adviser. Morgan Stanley is a financial adviser only and relied upon, without independent verification, the assessment of Abcam and its legal, tax or regulatory advisers with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Abcam’s officers, directors or employees, or any class of such persons, relative to the Per-Share Consideration to be received by the holders of the Scheme Shares in the Transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Abcam, nor was Morgan Stanley furnished with any such valuations or appraisals, upon which Morgan Stanley relied without independent verification. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of 26 August 2023. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with the preparation of its opinion to the Abcam Board. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. The financial analyses summarised below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before 23 August 2023 and is not necessarily indicative of current market conditions.

In performing the financial analysis summarised below and arriving at its opinion, Morgan Stanley used and relied upon certain financial projections provided by Abcam’s management and referred to in this document as the “Management Projections”.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of an asset using estimates of the future unlevered free cash flows generated by the asset, taking into consideration the time value of money with respect to those future cash flows by calculating their “present value”. The “unlevered free cash flows” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. “Present value” refers to the current value of the future cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projection period.

Morgan Stanley used the Management Projections for purposes of the discounted cash flow analysis, as more fully described below. Morgan Stanley first calculated the estimated unlevered free cash flows, which is defined as adjusted earnings before interest, taxes, depreciation and amortisation, less (1) stock-based compensation expense, (2) cash taxes and (3) capital expenditures, and less or plus, as applicable, (4) changes in net working capital based on inputs directly sourced from the Management Projections. Morgan Stanley calculated the present value of the estimated unlevered free cash flows for Abcam for each of the calendar years 2023 through 2034. Morgan Stanley also calculated a range of terminal values for Abcam by applying a perpetual growth rate ranging from 3.0 per cent. to 4.0 per cent. to the estimated unlevered free cash flows of Abcam after the year 2034. Morgan Stanley selected this perpetual growth rate range based on the application of Morgan Stanley’s professional judgment and experience. The estimated unlevered free cash flows and the range of terminal values were then discounted to reflect the premium versus the unaffected share price as of 16 May 2023, one day before Jonathan Milner announced his intention to call a general meeting of the Company to seek to approve his appointment as Executive Chairman and seek to remove Peter Allen as Chairman of the Company, using a range of discount rates from 8.9 per cent. to 10.8 per cent., which range of discount rates were selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect Abcam’s estimated weighted average cost of capital (“WACC”). This analysis implied a range of present values of $19.15 to $30.00 per share, rounded to the nearest $0.05 per share.

Public Trading Comparable Companies Analysis

Morgan Stanley performed a public trading comparable companies analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly-traded. Morgan Stanley reviewed and compared publicly available consensus equity analyst research estimates for Abcam with comparable publicly available equity analyst research estimates for certain selected companies (the “Comparable Companies”) that Morgan Stanley determined, upon the application of its professional judgment and experience with companies in the life sciences tools and diagnostics industry, to be similar to Abcam’s current and anticipated operations for purposes of this analysis. The companies used in this comparison included the following:

Tier 1

•	Sartorius AG

•	Waters Corporation

•	Bio-Techne Corporation

•	Maravai LifeSciences Holdings, Inc.

Tier 2

•	Repligen Corporation

•	Qiagen N.V.

•	Revvity, Inc.

•	Agilent Technologies, Inc.

For purposes of this analysis, Morgan Stanley analysed:

•

the ratio of aggregate value (“AV”) (calculated as the market value of equity plus total debt, net of cash, cash equivalents and marketable securities) to estimated Adjusted EBITDA (calculated as net income excluding net interest expense, income tax expense and certain other non-cash and non-recurring items, principally depreciation, amortisation and stock-based compensation) (the “AV/EBITDA Ratio”), for each of calendar year 2023 and calendar year 2024.

Results of the analysis were presented for the Comparable Companies, as indicated in the following tables:

Tier 1

Sartorius A(1)

Waters Corporation(2)

Bio-Techne Corporation(3)

Maravai LifeSciences Holdings, Inc.(4)

Tier 2

Repligen Corporation(5)

Qiagen N.V.(5)

Revvity, Inc.(5)

Agilent Technologies, Inc.(5)

(1)	Used to inform the upper end of the range

(2)	Used to inform the lower end of the range

(3)	Shown for reference purposes only given persistent historical trading patterns relative to peers

(4)	Excluded from current analyses as multiples distorted by depressed near-term outlook

(5)	Excluded from the Tier 1 group due to company specific reasons such as scale, business mix and end market exposure

Based on its analysis of the relevant metrics for each of the Comparable Companies and upon the application of its professional judgment, Morgan Stanley selected representative ranges of the AV/EBITDA Ratio for each of the calendar years 2023 and 2024 and applied these ranges of multiples to estimates of calendar years 2023 and 2024 EBITDA from the Management Projections. Multiples >50.0x were excluded. Based on the outstanding Abcam Shares on a fully diluted basis calculated as applicable using the treasury stock method as of 23 August 2023, Morgan Stanley calculated the estimated implied value per share rounded to the nearest $0.05 as of 23 August 2023 as follows:

	Selected Comparable Company Multiple Ranges	Implied Value Per Share	Implied Valuation based on Bio-Techne Multiples (Reference Only	)	Median of Tier 2 Companies (Reference Only	)

AV/Estimated 2023 EBITDA	17.3x – 25.5x	$13.85 – $20.65	$24.20		$14.40
AV/Estimated 2024 EBITDA	16.2x – 20.6x	$17.70 – $22.65	$29.10		$18.30

No company utilised in the public trading comparable companies’ analysis is identical to Abcam and hence the foregoing summary and underlying financial analyses involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Abcam was compared. In evaluating Comparable Companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Abcam, such as the impact of competition on the business of Abcam and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Abcam or the industry or in the financial markets in general. Mathematical analysis is not in itself a meaningful method of using selected company data.

Precedent Transactions Analysis

Morgan Stanley performed a precedent transactions analysis, which implies a value of a company based on publicly available financial terms of selected transactions. Morgan Stanley compared publicly available statistics for transactions involving businesses that Morgan Stanley judged to be similar in certain respects to Abcam’s business or aspects thereof based on Morgan Stanley’s professional judgment and experience, occurring since March 2018. The following is a list of the transactions reviewed:

Announcement Date	Target	Acquiror
August 2022	Albumedix Ltd.	Sartorius AG
December 2021	PeproTech, Inc.	Thermo Fisher Scientific, Inc.
August 2021	BioVision, Inc.	Abcam
July 2021	BioLegend Inc.	PerkinElmer, Inc.
January 2021	Oxford Immunotec USA, Inc.	PerkinElmer, Inc.
June 2021	Aldevron LLC	Danaher
June 2021	BBI Group	Novo Holdings A/S
May 2021	Nexcelom Bioscience	PerkinElmer, Inc.
April 2021	PPD, Inc.	Thermo Fisher Scientific, Inc.
November 2020	Horizon Discovery Group plc	PerkinElmer, Inc.
November 2019	LGC Group	Cinven Limited/Astorg Advisory LLC
July 2019	BioTek Instruments	Agilent Technologies, Inc.
March 2018	Integrated DNA Technologies, Inc.	Danaher

For each transaction listed above, Morgan Stanley noted the ratio of the AV of the transaction to each of the target company’s EBITDA for the twelve-month period prior to the announcement date of the applicable transaction (“LTM EBITDA”, and the ratio of AV to LTM EBITDA, the “AV/LTM EBITDA Ratio”).

Based on its analysis of the relevant metrics for each of the comparable transactions and upon the application of its professional judgment, Morgan Stanley selected representative ranges of the AV/LTM EBITDA Ratio multiples and applied these ranges of multiples to Abcam’s LTM EBITDA as of 30 September 2023.

Morgan Stanley then calculated a range of implied present values rounded to the nearest $0.05 per share as follows:

	Selected Representative Multiple Range	Implied Present Value Per Share
AV/LTM EBITDA Ratio	20.0x – 30.4x	$14.70 – $22.60

Other Information

Historical Trading Range. For reference only and not as a component of its fairness analysis, Morgan Stanley reviewed the historical trading range of Abcam ADSs for the 52-week period preceding 16 May 2023, the last trading day before Jonathan Milner announced his intention to call an extraordinary general meeting of Abcam Shareholders. Morgan Stanley observed that, during such period, the closing trading price of the Abcam ADSs ranged from $12.60 per share to $17.90 per share, rounded to the nearest $0.05.

Equity Research Analysts’ Price Targets. For reference only and not as a component of its fairness analysis, Morgan Stanley reviewed and analysed the future public market trading price targets for the Abcam ADSs prepared and published by six equity research analysts as of 23 August 2023 (excluding SVB Financial Group’s target price of $40.00 which was deemed to be an outlier). These targets reflected each analyst’s estimate as of the date of publication of the future public market trading price of the Abcam ADSs and were not discounted to reflect present values. The range of undiscounted analyst price targets for the Abcam ADSs was $17.00 to $25.00, rounded to the nearest $0.05.

Illustrative Future Share Price Analysis. For reference only and not as a component of its fairness analysis, Morgan Stanley performed an illustrative future share price analysis, which is designed to provide insight into the potential future equity value of a company as a function of such company’s estimated future earnings. In performing the analysis, Morgan Stanley calculated the illustrative future share price for Abcam as of December 2025 by applying a range of EV/NTM EBITDA multiples to the estimated 2026 Adjusted EBITDA based on the Management Projections and discounted at a 10 per cent. cost of equity rate. This analysis indicated an implied present value per share range of $22.10 to $28.30 per share, rounded to the nearest $0.05.

Illustrative Leveraged Buyout Analysis. For reference only and not as a component of its fairness analysis, Morgan Stanley performed an illustrative leveraged buyout analysis based on the Management Projections provided by management of Abcam to determine the range of price per share at which a financial buyer would be willing to pay to acquire Abcam on a stand-alone basis with an illustrative capital structure that Morgan Stanley deemed to be achievable in the current market. For purposes of this analysis, Morgan Stanley assumed a required internal rate of return in the range of 20.0 per cent. to 25.0 per cent., 6.0x gross leverage at SOFR + 6 per cent. and an exit multiple of 17.5x to 22.5x LTM EBITDA after a five-year holding period. This analysis indicated a range of implied equity values per share range of $15.05 to $21.70, rounded to the nearest $0.05.

Premia Paid Analysis. For reference only and not as a component of its fairness analysis, Morgan Stanley reviewed the premia paid in seven merger and acquisition transactions in the life sciences tools and diagnostics industry prior to 14 April 2021, with a publicly announced transaction value of $1 billion or more based on publicly available information. For each of the precedent transactions, Morgan Stanley calculated the implied premia as a percentage based on the amount by which the per-share consideration in each transaction exceeded the target company’s closing share price on the last trading day upon which shares of the target company traded on an unaffected basis (determined as of the last trading day prior to the first public report of a possible transaction). No specific numeric or other similar criteria were used to choose the selected transactions and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. Based on its analysis of the relevant metrics and upon the application of its professional judgment, Morgan Stanley then applied the 25th percentile and 75th percentile premia for the selected companies of approximately 20 per cent. and 36 per cent., respectively, to the unaffected share price as of 16 May 2023, one day before Jonathan Milner announced his intention to call a general meeting to solicit shareholder support to replace the Non-Executive Chairman of the Abcam Board with himself as Executive Chairman, of $17.23 per share. This analysis indicated a per share equity value reference range of $20.70 to $23.45, rounded to the nearest $0.05.

General

In connection with the review of the Transaction by the Abcam Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Abcam.

In performing its analyses, Morgan Stanley made numerous assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, which are beyond the control of Abcam. These include, among other things, the impact of competition on the business of Abcam and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Abcam and the industry, and in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favourable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the Per-Share Consideration to be received by the holders of Scheme Shares, and in connection with the delivery of its opinion to the Abcam Board. These analyses do not purport to be appraisals or to reflect the prices at which Abcam Shares might actually trade.

The Per-Share Consideration was determined through arm’s-length negotiations between Abcam and Danaher and was approved by the Abcam Board. Morgan Stanley acted as financial adviser to the Abcam Board during these negotiations but did not, however, recommend any specific consideration to Abcam or the Abcam Board, nor opine that any specific consideration constituted the only appropriate consideration for the Transaction. In addition, Morgan Stanley’s opinion did not address the relative merits of the Transaction as compared to any other alternative business transactions, and Morgan Stanley’s opinion expressed no opinion or recommendation as to how the shareholders of Abcam should vote at the shareholders’ meetings to be held in connection with the Transaction.

Morgan Stanley’s opinion and its presentation to the Abcam Board was one of many factors taken into consideration by the Abcam Board in deciding to approve the execution, delivery and performance by Abcam of the Transaction Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Abcam Board with respect to the consideration pursuant to the Transaction Agreement or of whether the Abcam Board would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

The Abcam Board retained Morgan Stanley based on Morgan Stanley’s qualifications, experience and expertise and its familiarity with Abcam. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Danaher, Abcam or any other company, or any currency or commodity, that may be involved in the Transaction, or any related derivative instrument.

Under the terms of its engagement letter dated 20 July 2023, Morgan Stanley provided Abcam financial advisory services and a financial opinion, described in this section and attached to this document as ANNEX A, in connection with the Transaction, and Abcam has agreed to pay Morgan Stanley a fee for its financial advisory services, all of which is contingent upon the closing of the Transaction. In addition, Morgan Stanley will receive an advisory fee for past services rendered in connection with the previously proposed solicitation of shareholder votes in connection with an annual or extraordinary general meeting from Abcam upon the closing of the Transaction.

In the two years prior to the date of its opinion, Morgan Stanley has provided financial advisory and financing services for Danaher and has received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to Danaher and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

9.	Opinion of Abcam’s Financial Advisers – Lazard

Abcam retained Lazard to act as investment banker in connection with (i) a possible direct or indirect sale (by merger or otherwise) of Abcam, an interest in Abcam or a subsidiary or division of Abcam to one or more other corporations, business or other persons, and (ii) financial advice related to shareholder activism and corporate preparedness matters, including the evaluation of defence measures potentially available to Abcam, and, upon Abcam’s request, to render a fairness opinion in connection with the Transaction. Lazard delivered its oral opinion to the Abcam Board on 26 August 2023, which opinion was subsequently confirmed in a written opinion of the same date, that, as of 26 August 2023 and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in such written opinion, the Per-Share Consideration to be paid to holders of Scheme Shares in the Transaction was fair, from a financial point of view, to such holders.

The full text of the written opinion of Lazard, dated 26 August 2023, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this document as ANNEX B and is incorporated by reference herein in its entirety. The summary of Lazard’s opinion is qualified in its entirety by reference to the full text of the opinion, and Abcam Shareholders are encouraged to read the opinion carefully and in its entirety.

Lazard’s engagement and its opinion were for the benefit of the Abcam Board (in its capacity as such) and its opinion was rendered to the Abcam Board in connection with its evaluation of the Transaction and addressed only the fairness as of the date of the opinion, from a financial point of view, of the Per-Share Consideration to be paid to holders of Scheme Shares in the Transaction. Lazard’s opinion was not intended to and did not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction or any matter relating thereto.

Lazard’s opinion was necessarily based on economic, monetary, market, and other conditions as in effect on, and the information made available to Lazard as of 26 August 2023. Lazard noted that volatility in the credit, commodities and financial markets, may have an effect on Abcam or the Transaction, and Lazard did not express an opinion as to the effects of such volatility or such disruption on Abcam or the Transaction. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after 26 August 2023. Lazard did not express any opinion as to the price at which Abcam ADSs may trade at any time subsequent to the announcement of the Transaction. Lazard’s opinion did not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Abcam might engage or the merits of the underlying decision by Abcam to engage in the Transaction.

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of the Transaction Agreement;

•	reviewed certain publicly available historical business and financial information relating to Abcam;

•

reviewed various financial forecasts and other data provided to it by Abcam relating to the business of Abcam, including extrapolations thereto based on guidance and inputs from Abcam and approved for its use by Abcam;

•	held discussions with members of Abcam’s senior management with respect to the business and prospects of Abcam;

•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of Abcam;

•	reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of Abcam;

•	reviewed historical stock prices and trading volumes of Abcam ADSs; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Abcam or concerning the solvency or fair value of Abcam, and Lazard was not furnished with any such valuation or appraisal. Abcam senior management advised Lazard that the Management Projections forecasts best reflect the future financial performance of the Company and, accordingly, at the direction of the Abcam Board, Lazard utilised the Management Projections for purposes of its financial analysis in connection with its opinion. With respect to the Management Projections, which are summarised in paragraph 7 of this Part I (Letter from the Chairman of Abcam Plc), Lazard assumed, with the consent of Abcam, that such forecasts were reasonably prepared on bases reflecting the best available estimates and judgments as to the future financial performance of Abcam. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based.

In rendering its opinion, Lazard assumed, with the consent of Abcam, that the Transaction will be consummated on the terms described in the Transaction Agreement, without any waiver or modification of any material terms or conditions. Lazard also assumed, with the consent of Abcam, that obtaining the necessary governmental, regulatory or third-party approvals and consents for the Transaction will not have an adverse effect on Abcam or the Transaction. Lazard did not express any opinion as to any tax or other consequences that might result from the Transaction, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Abcam obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the Per-Share Consideration to the extent expressly specified therein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Per-Share Consideration or otherwise.

Summary of Lazard’s Financial Analyses

The following is a summary of the material financial analyses reviewed with the Abcam Board in connection with Lazard’s opinion, dated 26 August 2023. The summary of Lazard’s analyses and reviews provided below are not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.

In arriving at its opinion, Lazard did not draw in isolation conclusions from or with regard to any factor or analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. Considering selected portions of its analyses and reviews in the summary set forth below, without considering its analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Abcam. No company, business or transaction considered in Lazard’s analyses and reviews is identical to Abcam or the Transaction, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favourable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of its analyses and reviews, including the methodologies and assumptions underlying its analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before 23 August 2023 and is not necessarily indicative of current market conditions.

Financial Analyses

Discounted Cash Flow Analysis

Using the Management Projections, which are summarised in paragraph 7 of this Part I (Letter from the Chairman of Abcam Plc) Lazard performed a discounted cash flow analysis of Abcam.

A discounted cash flow analysis is a valuation methodology used to derive a valuation of a company by calculating the present value of the company’s estimated future cash flows. A company’s “estimated future cash flows” are its projected unlevered free cash flows, and “present value” refers to the value today or as of an assumed date of the future cash flows or amounts and is obtained by discounting the estimated future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capital structure, income taxes, expected returns and other appropriate factors.

For purposes of this analysis, Lazard calculated a range of enterprise values for Abcam by discounting to present value, utilizing discount rates ranging from 10.0 per cent. to 11.0 per cent., chosen by Lazard based upon its analysis of the weighted average cost of capital of Abcam, the estimated after-tax unlevered free cash flows to be generated by Abcam from 30 September 2023 through the end of the year of 2034 and a terminal growth rate of 3.0 per cent. to 4.0 per cent.

Lazard then subtracted from the range of enterprise values the estimated net debt of Abcam at 30 September 2023 to derive a range of total equity values for Abcam. Lazard then calculated a range of implied equity values per share by dividing such total equity values of Abcam by the number of fully diluted Abcam Shares (determined using the treasury stock method and taking into account outstanding options and other share plans), as calculated based on information provided by Abcam, of a total of 235.9 million fully diluted shares outstanding. The results of this analysis implied an equity value per share range of $18.55 to $23.90, rounded to the nearest $0.05 per share.

Selected Precedent Transactions Analysis

Using public filings and other publicly available information, Lazard reviewed and analysed selected precedent transactions involving reagent-focused life science tools companies that Lazard viewed as generally relevant in evaluating the Transaction. In performing these analyses, Lazard analysed certain financial information and transaction multiples relating to companies in the selected transactions and compared such information to the corresponding information for the Transaction.

Specifically, Lazard reviewed 13 merger and acquisition transactions in the reagent-focused life science tools industry announced since March 2018, that Lazard deemed relevant to consider in relation to Abcam and the Transaction. These transactions are listed below. Although none of the selected precedent transactions or the target companies in such transactions is directly comparable to the Transaction or to Abcam, all of the transactions were chosen because they involve transactions that, for the purposes of this analysis, may be considered similar to the Transaction and/or involve targets that, for the purposes of analysis, may be considered similar to Abcam.

Announcement Date	Target	Acquiror
August 2022	Albumedix Ltd.	Sartorius AG
December 2021	PreproTech, Inc.	Thermo Fisher Scientific, Inc.
August 2021	BioVision, Inc.	Abcam
July 2021	BioLegend Inc.	PerkinElmer, Inc.
January 2021	Oxford Immunotec USA, Inc.	PerkinElmer, Inc.
June 2021	Aldevron LLC	Danaher
June 2021	BBI Group	Novo Holdings A/S
May 2021	Nexcelom Bioscience	PerkinElmer, Inc.
April 2021	PPD, Inc.	Thermo Fisher Scientific, Inc.
November 2020	Horizon Discovery Group plc	PerkinElmer, Inc.
November 2019	LGC Group	Cinven Limited/Astorg Advisory LLC
July 2019	BioTek Instruments	Agilent Technologies, Inc.
March 2018	Integrated DNA Technologies, Inc.	Danaher

Using its professional judgment and experience, Lazard applied a range of EV/LTM EBITDA multiples for the selected precedent transactions based on the low to high EV/LTM EBITDA multiples, which ranged from 20.0x to 30.4x, to Abcam’s estimated LTM EBITDA as of September 2023. The results of this analysis implied an equity value per share range of $14.70 to $22.60, rounded to the nearest $0.05 per share.

The companies in the reagent-focused life science tools industry selected by Lazard for this analysis were as follows:

Tier 1(1)

Sartorius AG

Waters Corporation

Tier 2

Agilent Technologies, Inc.

Revvity, Inc.

Qiagen N.V.

Repligen Corporation

(1)

Bio-Techne Corporation was considered but excluded due to persistent differences in historical trading patterns relative to peers. Maravai LifeSciences Holdings, Inc. was considered but excluded due to depressed near-term outlook and resulting multiple distortion.

Lazard identified the selected tier 1 companies above because, among other things, they operate businesses similar in certain respects to the business of Abcam. In addition, Lazard identified selected tier 2 companies that were considered as support of range but excluded from tier 1 companies due to differing product/end-market mix, and/or financial profile and/or scale. None of the selected companies is identical to Abcam and certain of these companies may have characteristics that are materially different from those of Abcam. Based on its professional judgment and experience, Lazard believes that purely quantitative analyses are not, in isolation, determinative in the context of the Transaction and that qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Abcam and the selected companies that could affect the public trading values of each company are also relevant.

Using its professional judgment and experience, Lazard excluded multiples >50.0x, applied (i) a range of multiples of EV/estimated 2023 EBITDA, based on the low and high of the EV/estimated 2023 EBITDA for the selected Tier 1 companies of 17.3x and 25.5x, respectively, to Abcam’s estimated 2023 EBITDA and (ii) a range of multiples of EV/estimated 2024 EBITDA, based on the low and high of the EV/estimated 2024 EBITDA for the selected Tier 1 companies of 16.2x and 20.6x, respectively, to Abcam’s estimated 2024 EBITDA. The results of this analysis implied an equity value per share range of $13.85 to $20.65 based upon Abcam’s estimated 2023 EBITDA and an equity value per share range of $17.70 to $22.65 based upon Abcam’s estimated 2024 EBITDA, each rounded to the nearest $0.05 per share.

Other Information

Illustrative Leveraged Buyout Analysis

For reference only and not as a component of its fairness analysis, Lazard performed an illustrative leveraged buyout analysis based on the Management Projections provided by management of Abcam to determine the range of price per share which a financial buyer would be willing to pay to acquire Abcam on a stand-alone basis with an illustrative capital structure that Lazard deemed to be achievable in the current market. For purposes of this analysis, Lazard assumed a required internal rate of return in the range of 20.0 per cent. to 25.0 per cent., 6.0x gross leverage at SOFR + 6 per cent. and an exit multiple range of 17.5x to 22.5x LTM EBITDA after a five-year holding period. This analysis indicated a range of implied equity values per share of $15.05 to $21.70, rounded to the nearest $0.05 per share.

Premia Paid Analysis

For reference only and not as a component of its fairness analysis, Lazard analysed the premia paid for acquisitions of publicly traded companies in the life science tools and diagnostics industries with deal values above $1 billion that have been announced since 22 September 2014 based on publicly available information. For each of the precedent transactions, Lazard calculated the implied premia as a percentage based on the amount by which the per-share consideration in each transaction exceeded the target company’s closing share price on the last trading day upon which shares of the target company traded on an unaffected basis (determined as of the last trading day prior to the first public report of a possible transaction). No specific numeric or other similar criteria were used to choose the selected transactions and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria.

Based on its professional judgment and experience, Lazard then applied the 25th percentile and 75th percentile premia for the selected companies of approximately 20 per cent. and 36 per cent., respectively, to Abcam’s unaffected share price as of 16 May 2023, the last trading day before Jonathan Milner announced his intention to call an extraordinary general meeting of the Company’s shareholders, of $17.23 per share. This analysis indicated a per share equity value reference range of $20.70 to $23.45, rounded to the nearest $0.05 per share.

Illustrative Future Share Price Analysis

For reference only and not as a component of its fairness analysis, Lazard performed an illustrative future share price analysis based on the Management Projections provided by management of Abcam to determine the implied present value of an illustrative future value per share based on a six-month average EV/NTM EBITDA multiple of selected reagent-focused life science tools peers, applied to Abcam’s estimated 2026 EBITDA and discounted at an 11 per cent. cost of equity rate. This analysis indicated an implied present value per share range of $21.70 to $27.80, rounded to the nearest $0.05 per share.

Historical Trading Range

For reference only and not as a component of its fairness analysis, Lazard reviewed the unaffected 52-week high and low trading price of Abcam ADSs through 16 May 2023, the last trading day before Jonathan Milner announced his intention to call an extraordinary general meeting of the Company’s shareholders. Lazard observed that, during such period, the closing trading price of the Abcam ADSs ranged from $12.60 per share to $17.90 per share, rounded to the nearest $0.05 per share.

Equity Research Analysts’ Price Targets

For reference only and not as a component of its fairness analysis, Lazard reviewed selected equity research analyst price targets based on published, publicly available equity research reports. Lazard observed that such price targets ranged from $17.00 per share to $25.00 per share, excluding the SVB Financial Group target price of $40.00 per share as an outlier to consensus.

Miscellaneous

Abcam has agreed to pay Lazard a transaction fee, which is contingent upon the closing of the Transaction. In addition, Lazard will receive an advisory fee for past services rendered in connection with the previously proposed solicitation of shareholder votes in connection with an annual or extraordinary general meeting from the Company upon closing of the Transaction. Lazard has in the past provided certain investment banking services to Abcam, including, during the past two years, acting as investment banker to Abcam in connection with its 2021 acquisition of BioVision, Inc. Lazard has not received any payments from Danaher during the past two years. Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Abcam and Danaher for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities and may also trade and hold securities on behalf of Abcam, Danaher and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.

Lazard is an internationally recognised investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as investment banker to Abcam because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with the business of Abcam.

Lazard prepared these analyses solely for purposes of, and the analyses were delivered to the Abcam Board in connection with, the provision of its opinion to the Abcam Board as to the fairness of the Per-Share Consideration, from a financial point of view, to be paid to holders of Scheme Shares in the Transaction. Lazard did not recommend any specific consideration to the Abcam Board or that any given consideration constituted the only appropriate consideration for the Transaction. Lazard’s opinion was one of many factors considered by the Abcam Board, as discussed further in paragraph 6 of Part I (Letter from the Chairman of Abcam plc) of this document.

10.	Company Equity Plans

Details of the impact of the Transaction on the Company Equity Plans are set out in paragraph 8 of Part II (Explanatory Statement) of this document.

Following the Effective Date, any Abcam Shares subject to or issued in connection with the exercise of any Award will be immediately acquired by the Purchaser or its nominee(s) from the relevant Award holder in exchange for the Consideration for each Abcam Share so acquired.

Any Consideration payable to holders of Awards granted under the Company Equity Plans will be paid to such Award holder in accordance with the terms of the Scheme, subject to any arrangements that are required to be put in place by the Company to effect the deduction of any applicable exercise price and payment of any income tax and/or social security contributions that arise in connection with the Awards.

Award holders under the Company Equity Plans will be written to separately with information regarding the effect of the Scheme on their Awards granted under the Company Equity Plans, including any appropriate proposals being made to them with respect to their Awards. Further details are set out in paragraph 8 of Part II (Explanatory Statement) of this document.

11.	Incentivisation and retention arrangements

Following completion of the Transaction, the Purchaser will analyse the management, governance and incentive structure of the Company. Except as set out in paragraph 8 of Part II (Explanatory Statement) of this document, the Purchaser has not entered into any form of incentivisation or other arrangements with members of the Company’s management, nor has it had discussions about the terms of any such incentivisation or arrangement.

Danaher believes that the ongoing participation of senior management of the Company is very important to the future success of the Company. The Purchaser acknowledges that certain employees (but not any executive director or member of the Abcam executive leadership team) have received an extension to their notice period which will apply if their employment is terminated by the Company without cause prior to 30 June 2024 or if they resign from employment following completion of the Transaction in circumstances where their role or status has materially diminished. The Purchaser has also accepted the existing retention arrangements put in place by the Company with respect to certain other employees (but not any executive director or member of the Abcam executive leadership team), which include retention bonuses calculated by reference to the relevant employee’s annual salary which will become payable on or around 30 June 2024, subject to the employee continuing in employment and in good standing. Certain other employees have received both extensions to their notice periods and retention bonuses. In addition, the Purchaser has agreed that the Company may make PGIP Top-Up awards of up to an aggregate maximum amount of USD 7 million to certain PGIP participants who did not receive a PGIP Award at 14 July 2021 (i.e., excluding the Executive Officers as well as other senior leaders who received a PGIP Award at that time), and separately, further cash retention awards to Company employees, other than the Executive Officers, up to an aggregate maximum amount of USD 3 million.

Further details of the incentivisation and retention arrangements, including details in respect of the PGIP Bonus, are set out in paragraph 8 of Part II (Explanatory Statement) of this document. The arrangement regarding PGIP Bonuses was negotiated and agreed between Abcam, based on a proposal approved by the Remuneration Committee, and Danaher, and approved by the Abcam Board, in each case after the offer price of USD 24.00 per Scheme Share and other principal terms of the Transaction had been agreed between the parties. The arrangement is intended to support the incentivisation and retention of the relevant senior Abcam employees and the Abcam Board therefore concluded that such arrangement was in the best interests of the Company.

12.	The Scheme and the Abcam Shareholder Meetings

It is intended that the Transaction will be implemented by way of a Court-sanctioned scheme of arrangement between Abcam and the Scheme Shareholders, made under Part 26 of the Companies Act. The procedure involves, among other things, an application by Abcam to the Court to sanction the Scheme, in consideration for which the Scheme Shareholders will receive the Consideration. The purpose of the Scheme is to provide for the Purchaser or its nominee(s) to become the owner(s) of the entire issued and to be issued share capital of Abcam not already owned by the Danaher Group.

The Scheme will only become Effective if, among other things, the following events occur on or before the Long Stop Date:

•

the approval by a majority in number of Scheme Shareholders representing not less than 75 per cent. in value of the Scheme Shares held by such Scheme Shareholders (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting;

•

the Resolution is passed by Abcam Shareholders representing not less than 75 per cent. of the total voting rights of Abcam Shareholders present and voting, whether in person or by proxy, at the General Meeting;

•	the Scheme is sanctioned by the Court with or without modification (but subject to any non-de minimis modifications being acceptable to Abcam and the Purchaser, acting reasonably and in good faith);

•	a copy of the Court Order is delivered to the Registrar of Companies;

•	certain antitrust approvals from the relevant Governmental Authorities in the United States, China, Germany and Austria are obtained; and

•	no order has been issued by any Governmental Authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Transaction.

Upon the Scheme becoming Effective: (i) it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the General Meeting (and if they attended and voted, whether or not they voted in favour); and (ii) share certificates in respect of Abcam Shares will cease to be valid and entitlements to Abcam Shares held within the CREST system will be cancelled.

The Consideration will be despatched by the Purchaser to: (i) the Paying Agent, for the benefit of the Scheme Shareholders (other than the Depositary Shareholder); and (ii) the Depositary Shareholder (or its nominee(s)) in respect of the Deposited Scheme Shares, in each case, as soon as reasonably practicable following the Effective Time and in any event within two Business Days.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of the opinion of Scheme Shareholders. Scheme Shareholders are reminded that, at the Court Meeting, a majority in number of Scheme Shareholders representing not less than 75 per cent. in value of the Scheme Shares held by such Scheme Shareholders (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting.

Therefore, whether or not you plan to attend the Abcam Shareholder Meetings, Abcam Shareholders are urged to complete and sign both the enclosed BLUE and YELLOW Forms of Proxy and Abcam ADS Holders are urged to complete the BLUE ADS Voting Instruction Cards, or deliver their respective proxy appointments or voting instructions by one of the other methods mentioned below, as soon as possible.

Scheme Shareholders and Abcam Shareholders are advised to ONLY use the BLUE Form of Proxy approved by the Court and issued by the Company for the Court Meeting and the YELLOW Form of Proxy issued by the Company for the General Meeting, or one of the other methods stated in this document, to submit their proxy appointments in respect of the Court Meeting and General Meeting so as to ensure that their votes are counted. Abcam ADS Holders are advised to ONLY use the form of BLUE ADS Voting Instruction Card prepared by the Depositary and approved by the Company in connection with the Court Meeting and General Meeting (whether by completing the form themselves or by following the instructions provided by their broker, bank or other nominee or intermediary in connection therewith) so as to ensure that their voting instructions are counted. PROXY APPOINTMENTS OR VOTING INSTRUCTIONS SUBMITTED BY ANY OTHER MEANS MAY NOT BE ACCEPTED.

If the Scheme does not become Effective by the Long Stop Date, it will lapse and the Transaction will not proceed (unless extended with the agreement of the Purchaser and Abcam and, if required, the approval of the Court).

The Scheme will be governed by the laws of England and Wales and will be subject to the jurisdiction of the English courts. The Scheme is not subject to U.S. law.

Further details of the Scheme and the Abcam Shareholder Meetings are set out in paragraph 9 of Part II (Explanatory Statement) of this document.

13.	Abcam ADSs

Abcam ADS Holders should refer to paragraph 14 of Part II (Explanatory Statement) of this document.

14.	Delisting and re-registration

Prior to the Scheme becoming Effective, a request will be made by Abcam to Nasdaq to suspend trading of, and de-list, the Abcam ADSs on Nasdaq, to take effect on, or shortly after, the Effective Date. As of the Effective Date, the Abcam ADS program will be terminated. Subsequently, the Abcam ADSs and Abcam Shares will be deregistered under the U.S. Exchange Act.

As soon as practicable after the Effective Date and after the termination of the Abcam ADS program, the cancellation of the listing and delisting of the Abcam ADSs from Nasdaq, it is intended that Abcam will be re-registered as a private limited company under the relevant provisions of the Companies Act.

15.	United Kingdom and United States taxation

A summary of certain United Kingdom and United States taxation consequences of the implementation of the Scheme for certain Abcam Shareholders is set out in paragraph 6 of Part V (Additional Information) of this document.

That summary does not constitute tax advice and does not purport to be a full analysis of all potential United Kingdom and United States tax consequences of the Transaction. Abcam Shareholders who are in any doubt about their taxation position, or who are subject to taxation in a jurisdiction outside of the United Kingdom and the United States are strongly advised to contact an appropriate independent professional adviser immediately.

16.	Overseas Shareholders

Overseas Shareholders should refer to paragraph 16 of Part II (Explanatory Statement) of this document for further details.

17.	Actions to be taken

Your attention is drawn to paragraph 18 of Part II (Explanatory Statement) of this document, which explains the actions you should take in relation to the Transaction and the Scheme.

18.	Further information

Your attention is drawn to Part II (Explanatory Statement) of this document (being the Explanatory Statement made in compliance with section 897 of the Companies Act), which gives further details about the Transaction and the terms of the Scheme that are set out in full in Part VIII (The Scheme of Arrangement) of this document. Please note that reading the information in this Part I (Letter from the Chairman of Abcam plc) is not a substitute for reading the remainder of this document.

Your attention is further drawn to the information contained in Part III (Conditions to and Further Terms of the Scheme and the Transaction), Part V (Additional Information), Part VIII (The Scheme of Arrangement) and to the expected timetable of principal events set out on page xv of this document.

19.	Recommendation

Based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in Morgan Stanley and Lazard’s respective written opinions, Morgan Stanley and Lazard advised the Abcam Directors that the Per-Share Consideration to be paid to holders of Scheme Shares in the Transaction was fair, from a financial point of view, to such holders as of the date of such opinions. Morgan Stanley’s and Lazard’s advice to the Abcam Directors is set out in their written opinions, both dated 26 August 2023, attached to this document as ANNEX A and ANNEX B, respectively, and which also set out in full the relevant assumptions and qualifications to such advice.

For the reasons set out in this document, the Abcam Directors believe that the terms of the Transaction, including the terms of the Transaction Agreement, are fair and reasonable and that proceeding with the Transaction is likely to promote the success of Abcam for the benefit of its shareholders, having had regard to the interests of other stakeholders, and unanimously recommend that Scheme Shareholders vote in favour of the Scheme at the Court Meeting and that Abcam Shareholders vote in favour of the Resolution to be proposed at the General Meeting, as they intend to do, or to procure, in respect of their own holdings of, in aggregate, 495,129 Abcam Shares (representing approximately 0.22 per cent. of the issued ordinary share capital of Abcam as at the Latest Practicable Date.

Yours faithfully,

Peter Allen

Non-Executive Chairman

PART II

EXPLANATORY STATEMENT

(in compliance with section 897 of the Companies Act)

5 October 2023

RECOMMENDED ACQUISITION

of

ABCAM PLC

by

DIADEM HOLDCO LIMITED

a wholly owned indirect subsidiary of

DANAHER CORPORATION

1.	Introduction

On 26 August 2023, Abcam entered into a definitive agreement pursuant to which the Purchaser, which is a wholly owned indirect subsidiary of Danaher, agreed to acquire (or to procure that its nominee(s) acquire) the entire issued and to be issued share capital of Abcam not already owned by the Danaher Group. The Transaction is to be effected by means of a scheme of arrangement under Part 26 of the Companies Act, which requires the approval of Abcam Shareholders and the sanction of the Court. The Transaction remains subject to the terms and conditions set out in Part III (Conditions to and Further Terms of the Scheme and the Transaction) of this document.

Your attention is drawn to the letter from the Non-Executive Chairman of Abcam, Peter Allen, set out in Part I (Letter from the Chairman of Abcam plc) of this document, which forms part of this Explanatory Statement. That letter contains, among other things, information on the background to and reasons for the unanimous recommendation by the Abcam Board that Scheme Shareholders vote in favour of the Scheme at the Court Meeting and that Abcam Shareholders vote in favour of the Resolution to be proposed at the General Meeting.

Your attention is also drawn to the information contained in Part III (Conditions to and Further Terms of the Scheme and the Transaction) and Part V (Additional Information) of this document. The Scheme is set out in full in Part VIII (The Scheme of Arrangement) of this document.

Abcam has retained Morgan Stanley and Lazard who are acting as joint financial advisers to the Abcam Board in connection with the Transaction. The purpose of this Explanatory Statement is to explain the terms of the Transaction and to provide you with other relevant information.

Abcam Shareholders should read the whole of this document before deciding whether or not to vote in favour of the Scheme at the Court Meeting and the Resolution to be proposed at the General Meeting.

2.	Summary of the terms of the Transaction

The Transaction is to be effected by way of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act, which requires the approval of Scheme Shareholders at the Court Meeting, the passing of the Resolution at the General Meeting and the sanction of the Court.

In accordance with the terms of the Transaction, which is subject to the Conditions and further terms set out in Part III (Conditions to and Further Terms of the Scheme and the Transaction) of this document, Scheme Shareholders at the Scheme Record Time will be entitled to receive:

for each Scheme Share,   USD 24.00 in cash

The terms of the Transaction:

•	value the entire issued and to be issued share capital of Abcam at approximately USD 5.6 billion on a fully diluted basis;

•	value Abcam at approximately USD 5.7 billion on an enterprise value basis, including assumed indebtedness and net of acquired cash; and

•	represent a premium of approximately:

•	34 per cent. to the 2023 year-to-date Closing Price high and 52-week Closing Price high before 16 May 2023 per Abcam ADS of USD 17.90 on 8 May 2023;

•

39 per cent. to the Closing Price per Abcam ADS of USD 17.23 on 16 May 2023, being the undisturbed share price prior to the issuance of the press release by the Company’s founder stating his intention to call an extraordinary general meeting of Abcam Shareholders; and

•	48 per cent. to the Volume Weighted Average Price per Abcam ADS of USD 16.21 for the 30 trading day period to 16 May 2023.

The Scheme Shares will be acquired by the Purchaser or its nominee(s) with full title guarantee, fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever (other than transfer restrictions arising under applicable securities laws) and together with all rights existing at the Effective Date or thereafter attaching thereto, including (without limitation) the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made on or after the Effective Date in respect of the Scheme Shares.

3.	Danaher’s reasons for the Transaction

Danaher is a global science and technology innovator committed to helping its customers solve complex challenges and improving quality of life around the world. Abcam is a global leader in the supply of life science research tools.

Abcam offers the global scientific community highly validated antibodies, reagents, biomarkers and assays to address targets in biological pathways that are critical for advancing drug discovery, life sciences research, and diagnostics.

•	The acquisition of Abcam would allow Danaher to expand its life sciences offerings and further its strategy to help map complex diseases and accelerate the drug discovery process.

•

Following completion of the Transaction, Abcam would continue to operate autonomously within Danaher and Danaher is committed to Abcam’s current geographic presence and headquarters in the United Kingdom.

•	Danaher expects to support and accelerate Abcam’s future growth and operating performance by applying its Danaher Business System and contributing talent, expertise, and financial resources to Abcam.

4.	Financing

Danaher intends to finance the Consideration payable by the Purchaser to Scheme Shareholders with existing cash resources and the proceeds from the issuance of commercial paper.

5.	Information on Abcam

Abcam is a public limited company incorporated in England and Wales. Abcam is a global leader in the supply of life science research tools. As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission faster. Providing the research and clinical communities with tools and scientific support, Abcam offers highly validated antibodies, assays, and other research tools to address important targets in critical biological pathways. Already a pioneer in data sharing and ecommerce in the life sciences sector, Abcam’s ambition is to be the most influential company in life sciences by helping to advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam manages its business as a single operating segment, which is “sales of antibodies and related products”. Abcam operates in five geographic regions: the Americas, EMEA, China, Japan and rest of Asia Pacific.

The Abcam ADSs are traded on Nasdaq under the symbol “ABCM”. Abcam’s registered office is located at Discovery Drive, Cambridge Biomedical Campus, Cambridge CB2 0AX, United Kingdom, and its telephone number is +44 (0) 1223 696000.

6.	Information on Danaher and the Purchaser

Danaher

Danaher is a global science and technology innovator committed to helping its customers solve complex challenges and improving quality of life around the world. Its family of world class brands has leadership positions in the biotechnology, life sciences and diagnostics sectors. With more than 15 operating companies, Danaher’s globally diverse team is united by a common culture and operating system, the Danaher Business System. Danaher’s research and development, manufacturing, sales, distribution, service and administrative facilities are located in more than 50 countries. As at the Latest Practicable Date, Danaher beneficially owned 5,194,897 Abcam ADSs representing Abcam Shares which constituted 2.26 per cent. of the issued share capital of Abcam.

Danaher’s common stock is listed on the NYSE under the symbol “DHR”.

Danaher’s principal executive offices are located at 2200 Pennsylvania Avenue, NW, Suite 800W, Washington, DC 20037, United States of America, and its telephone number is +1 (202) 828-0850.

Purchaser

The Purchaser is a private limited company organised under the laws of England and Wales. The Purchaser is an indirect, wholly owned subsidiary of Danaher formed for the sole purpose of entering into the Transaction Agreement and implementing the Transaction.

The Purchaser’s registered offices are located at Unit 4, Blythe Valley Innovation Centre, Central Boulevard, Blythe Valley Business Park, Solihull B90 8AJ, United Kingdom and its telephone number is +44 (0) 121 506 9000.

7.	Abcam’s current trading and prospects

On 31 August 2023, Abcam released its unaudited interim results for the six-month period ended 30 June 2023. Abcam’s reported revenue for the period was GBP 203.2 million, representing an increase of 9.72 per cent. compared to reported revenue of GBP 185.2 million for the six-month period ended 30 June 2022. Adjusted Operating Profit for the period was GBP 54.8 million, compared to GBP 42.6 million. for the six month period ended 30 June 2022, and Adjusted Diluted Earnings Per Share were 16.8 pence, compared to 14 pence for the six month period ended 30 June 2022.

8.	Company Equity Plans

Award holders in the Company Equity Plans will be contacted as soon as reasonably practicable following the date of this document regarding the effect of the Scheme on their Awards. A summary of the effect of the Transaction on such Awards is as follows:

•

on the date of the Court Order being granted Awards granted under the LTIP, AGP and PGIP that have not already vested will vest to the extent determined by the Remuneration Committee in accordance with the rules of the applicable Company Equity Plan, such that with respect to PGIP Awards, when making its vesting determination the Remuneration Committee will take into account (i) the satisfaction of performance conditions, and (ii) time pro-rating from the relevant grant date to the date on which the Court sanctions the Scheme. Any holding period will cease to apply;

•	on the date of the Court Order being granted, outstanding DSA that have not already vested will vest in full in accordance with the rules of the ABP, and any holding period will cease to apply;

•

all outstanding options granted under the SOS 2005 and the SOP 2015 will generally remain exercisable until the expiry of the earlier of the normal exercise period and (i) if granted under the SOS 2005, the six month period following the Court Order being granted and (ii) if granted under the SOP 2015, the one month period following the Court Order being granted, in accordance with the rules of the SOS 2005 or SOP 2015 (as applicable);

•	outstanding options granted under the CSOP will remain exercisable until the date that falls seven days before the Court Order being granted, in accordance with the rules of the CSOP; and

•

Abcam Shares held in the SIP Trust on behalf of the SIP participants and any unallocated Abcam Shares held in the SIP Trust will participate in the Scheme on the same terms as all other holders of Abcam Shares.

The Scheme will apply to any Abcam Shares which are issued pursuant to Awards (and no longer subject to forfeiture restrictions) before the Scheme Record Time. Any Abcam Shares allotted or issued to satisfy Awards after the Scheme Record Time will, subject to the Scheme becoming Effective and the proposed amendments to the Abcam Articles being approved at the General Meeting, be acquired by the Purchaser or its nominee(s) in exchange for the Consideration for each Abcam Share so acquired.

Following the Effective Date, any Abcam Shares subject to or issued in connection with the exercise of any Awards will be immediately acquired by the Purchaser or its nominee(s) from the relevant Award holder in exchange for the Consideration for each Abcam Share so acquired.

Any Consideration payable to Award holders in the Company Equity Plans will be paid to them in accordance with the terms of the Scheme, subject to any arrangements that are required to be put in place by the Company to effect the payment of any applicable exercise price pertaining to the Award and any income tax and/or social security contributions that arise in connection with the Award. The Company may, subject to receiving prior written consent from the Purchaser, determine that vested Awards under the LTIP, AGP, PGIP and DSA will be cash settled by the Company at the offer price of USD 24.00 per Abcam Share subject to the applicable Award less deductions for applicable exercise price and any income tax and/or social security contributions that arise in connection with the Award, in accordance with the rules of the applicable Company Equity Plan.

Further information in respect of the proposed amendments to the Abcam Articles in connection with the Scheme is contained in paragraph 9(d) below and in the Notice of General Meeting which is set out at pages x to xiv of this document.

Management incentivisation

Following completion of the Transaction, the Purchaser will analyse the management, governance and incentive structure of the Company. Danaher believes that the ongoing participation of senior management of the Company is very important to the future success of the Company. The Purchaser acknowledges that certain employees (but not any executive director or member of the Abcam executive leadership team) have received an extension to their notice period which will apply if their employment is terminated by the Company without cause prior to 30 June 2024 or if they resign from employment following completion of the Transaction in circumstances where their role or status has materially diminished. The Purchaser has also accepted the existing retention arrangements put in place by the Company with respect to certain other employees (but not any executive director or member of the Abcam executive leadership team), which include retention bonuses calculated by reference to the relevant employee’s annual salary which will become payable on or around 30 June 2024, subject to the employee continuing in employment and in good standing. Certain other employees have received both extensions to their notice periods and retention bonuses. In addition, the Purchaser has agreed that the Company may make PGIP Top-Up awards of up to an aggregate maximum amount of USD 7 million to certain PGIP participants who did not receive a PGIP Award at 14 July 2021 (i.e., excluding the Executive Officers as well as other senior leaders who received a PGIP Award at that time), and separately, further cash retention awards to Company employees, other than the Executive Officers, up to an aggregate maximum amount of USD 3 million.

Furthermore, in order to promote the retention of certain senior Abcam employees (including the Executive Officers) following the Effective Date, the Purchaser has agreed that, as soon as practicable after the Effective Date, it will grant the PGIP Bonus to each participant in the PGIP who is an Abcam employee on the date the PGIP Bonus is granted. The potential value of each participant’s PGIP Bonus will be calculated by reference to an agreed formula with a maximum payout equal to the value of the portion of the participant’s PGIP Award that lapses in connection with the Transaction on the date of the Court Order being granted (less the value of any PGIP Top-Up paid to them by the Company, if applicable).

Insofar as is possible, the aggregate value of (i) the consideration payable with respect to Abcam Shares subject to the portion of a participant’s PGIP Award that vests in connection with the Transaction (including any PGIP Top-Up award that was awarded to the participant), plus (ii) their PGIP Bonus payable after the 2024 performance period, is designed to result in total PGIP-related entitlements for each participant that are substantially the same as those that would have been received by each participant had the Transaction not occurred (based on the offer price of USD 24.00 per Scheme Share and all else being equal), ensuring a continued link to Abcam’s 2024 performance, rather than operating as an incremental award above and beyond a participant’s existing entitlements under the PGIP.

As explained in paragraph 5 of Part I (Letter from the Chairman of Abcam plc) of this document, this arrangement regarding PGIP Bonuses was negotiated and agreed between Abcam, based on a proposal approved by the Remuneration Committee, and Danaher, and approved by the Abcam Board, in each case after the offer price of USD 24.00 per Scheme Share and other principal terms of the Transaction had been agreed between the parties. The arrangement is intended to support the incentivisation and retention of the relevant senior Abcam employees and the Abcam Board therefore concluded that such arrangement was in the best interests of the Company.

9.	Structure of the Transaction

(a)	The Scheme

It is intended that the Transaction will be effected by way of the Scheme. The Scheme is an arrangement made between Abcam and the Scheme Shareholders under Part 26 of the Companies Act. The provisions of the Scheme are set out in full in Part VIII (The Scheme of Arrangement) of this document. The Scheme involves an application by Abcam to the Court to sanction the Scheme pursuant to which the Scheme Shares will be transferred to the Purchaser or its nominee(s) in consideration for which Scheme Shareholders on the register of members of Abcam at the Scheme Record Time will receive the Consideration. The transfer of the Scheme Shares to the Purchaser or its nominee(s), provided for in the Scheme, will result in the Danaher Group owning the entire issued share capital of the Company (directly or indirectly).

Prior to the Scheme Record Time, Abcam may allot and issue Abcam Shares pursuant to the vesting and/or exercise of Awards under the Company Equity Plans. Abcam will not issue any shares after the Scheme Record Time until the Scheme has become Effective.

The expected timetable of principal events for the Transaction and Scheme is set out on page xv of this document. It is currently expected that the Scheme will become Effective in the first half of 2024, subject to the satisfaction or (where applicable) waiver of all the relevant Conditions.

(b)	Scheme Shareholder approvals

The Scheme is subject to the approval of Scheme Shareholders at the Court Meeting. As at the Latest Practicable Date, there were 224,956,221 Scheme Shares issued and outstanding, held by 440 shareholders (including brokers, banks and other nominees).

As at the Latest Practicable Date, Danaher beneficially owned 5,194,897 Abcam ADSs representing Abcam Shares which constituted 2.26 per cent. of the issued share capital of Abcam. Such Abcam Shares in which Danaher or a member of the Danaher Group is interested will not be eligible to be voted on the resolution at the Court Meeting to approve the Scheme and the Scheme will not apply to such Abcam Shares.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of opinion of the Scheme Shareholders. Scheme Shareholders are therefore urged to complete and return a Form of Proxy, make an electronic appointment of a proxy or submit a proxy via CREST as soon as possible.

In addition, the Transaction will require the approval of the Resolution by the Abcam Shareholders at the General Meeting. The General Meeting has been convened to consider and, if thought fit, to authorise the Abcam Directors to implement the Scheme and to approve the adoption of certain amendments to the Abcam Articles in accordance with the Scheme and in the manner described in paragraph (d) below. The General Meeting will be held shortly after the Court Meeting.

Scheme Shareholders and Abcam Shareholders are advised to ONLY use the BLUE Form of Proxy approved by the Court and issued by the Company for the Court Meeting and the YELLOW Form of Proxy issued by the Company for the General Meeting, or one of the other methods stated in this document, to submit their proxy appointments in respect of the Court Meeting and General Meeting so as to ensure that their votes are counted. PROXY APPOINTMENTS OR VOTING INSTRUCTIONS SUBMITTED BY ANY OTHER MEANS MAY NOT BE ACCEPTED.

(i)	The Court Meeting

The Court Meeting has been convened for 2.00 p.m. on 6 November 2023 for Scheme Shareholders to consider and, if thought fit, approve the Scheme.

At the Court Meeting, voting will be by poll (and not a show of hands) and each Scheme Shareholder present, in person or by proxy, will be entitled to one vote for each Scheme Share held as at the Scheme Voting Record Time. The approval required at the Court Meeting is a majority in number of the Scheme Shareholders representing not less than 75 per cent. in value of the Scheme Shares held by such Scheme Shareholders present and voting, either in person or by proxy.

Entitlement to attend, speak and vote at the Court Meeting and the number of votes which may be cast at the Court Meeting will be determined by reference to the register of members of Abcam at the Scheme Voting Record Time. Scheme Shareholders whose names appear on the register of members of Abcam at 6.30 p.m. (U.K. Time) on 2 November 2023 or, if the Court Meeting is adjourned, on the register of members at 6.30 p.m. (U.K. Time) on the date that is 48 hours (excluding any part of a day that is a non-working day in the United Kingdom) before the date set for the adjourned meeting, shall be entitled to attend and speak and vote at the Court Meeting in respect of the number of Scheme Shares registered in their name at the Scheme Voting Record Time.

(ii)	The General Meeting

In addition to the Court Meeting, the General Meeting has been convened for 2.15 p.m. on 6 November 2023, or if later, as soon after that time as the Court Meeting has been concluded or adjourned, for Abcam Shareholders to consider and, if thought fit, pass, the Resolution to approve (i) giving the Abcam Board authority to take all necessary action to carry the Scheme into effect, and (ii) amending the Abcam Articles in connection with the Scheme.

Voting on the Resolution will be by poll, and each Abcam Shareholder present, in person or by proxy, will be entitled to one vote for every Abcam Share held as at the Scheme Voting Record Time. The approval required for the Resolution to be passed is at least 75 per cent. of the votes cast (in person or by proxy) on the Resolution.

The quorum for the General Meeting will be two or more Abcam Shareholders who held shares as at the Scheme Voting Record Time present in person or by proxy.

Entitlement to attend, speak and vote at the General Meeting and the number of votes which may be cast at the General Meeting will be determined by reference to the register of members of Abcam at the Scheme Voting Record Time. Abcam Shareholders whose names appear on the register of members of Abcam at 6.30 p.m. (U.K. Time) on 2 November 2023 or, if the General Meeting is adjourned, on the register of members at 6.30 p.m. (U.K. Time) on the date that is 48 hours (excluding any part of a day that is a non-working day in the United Kingdom) before the date set for the adjourned meeting, shall be entitled to attend and speak and vote at the General Meeting in respect of the number of Abcam Shares registered in their name at the Scheme Voting Record Time.

You will find the Notices of the Court Meeting and of the General Meeting set out on pages vii to ix (Notice of Court Meeting) and pages x to xiv (Notice of General Meeting) of this document, respectively.

(c)	Court Hearing to sanction the Scheme

Under the Companies Act, the Scheme also requires the sanction of the Court.

The Court Hearing to sanction the Scheme is currently expected to take place in the first half of 2024. All Abcam Shareholders are entitled to attend the Court Hearing in person or through counsel to support or oppose the sanctioning of the Scheme.

The Scheme will become Effective as soon as a copy of the Court Order has been delivered to the Registrar of Companies. This is currently expected to occur in the first half of 2024. It is intended that Abcam will be re-registered as a private limited company shortly afterwards.

If the Scheme becomes Effective, it will be binding on all Scheme Shareholders, including any Scheme Shareholders who did not vote to approve the Scheme or who voted against the Scheme at the Court Meeting or against the Resolution at the General Meeting. Unless the Scheme becomes Effective by the Long Stop Date, it will lapse and the Transaction will not proceed.

(d)	Amendment to the Abcam Articles in respect of the Scheme

The Resolution to be proposed at the General Meeting contains provisions to amend the Abcam Articles to ensure that any Abcam Shares issued (other than to any member of the Purchaser Group or a nominee of any such person) after the Scheme Record Time as a result of the vesting and/or exercise of Awards under the Company Equity Plans will be transferred to the Purchaser (or as it may direct) for the same consideration as is payable to Scheme Shareholders under the Scheme.

(e)	Modifications to the Scheme

The Scheme contains a provision for Abcam and the Purchaser to jointly consent on behalf of all persons concerned to any modification of, or addition to, the Scheme or to any condition which the Court may think fit to approve or impose. The Court would be unlikely to approve any modification of, or additions to, or impose a condition to the Scheme which might be material to the interests of Scheme Shareholders unless Scheme Shareholders were informed of such modification, addition or condition. It would be a matter for the Court to decide, in its discretion, whether or not a further meeting of Scheme Shareholders should be held in these circumstances.

(f)	Conditions to the Transaction

The Transaction is subject to the Conditions and further terms set out in full in Part III (Conditions to and Further Terms of the Scheme and the Transaction) of this document.

The Conditions include antitrust clearances in the United States, China, Germany and Austria. The Conditions also include, among other things:

(i)

the approval by a majority in number of Scheme Shareholders representing not less than 75 per cent. in value of the Scheme Shares held by such Scheme Shareholders (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting;

(ii)

the Resolution being passed by Abcam Shareholders representing not less than 75 per cent. of the total voting rights of Abcam Shareholders present and voting, whether in person or by proxy, at the General Meeting;

(iii)

the Scheme being sanctioned by the Court with or without modification (but subject to any non-de minimis modifications being acceptable to Abcam and the Purchaser, acting reasonably and in good faith);

(iv)	a copy of the Court Order being delivered to the Registrar of Companies; and

(v)	no Order having been issued by any Governmental Authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Transaction.

At this stage, subject to the approval and availability of the Court (which is subject to change), and subject to the satisfaction (or, where applicable, waiver) of the Conditions, it is currently expected that the Transaction will become Effective in the first half of 2024.

If any Condition is not capable of being satisfied by the date specified therein, Danaher shall make an announcement through a national news wire service as soon as practicable and, in any event, by no later than 7.00 a.m. (Eastern Time) on the Business Day following the date so specified, stating whether Danaher or the Company (as applicable) has invoked that Condition, waived that Condition or, with the agreement of the other party, specified a new date by which that Condition must be satisfied. Further details on the Conditions are set out in Part III (Conditions to and Further Terms of the Scheme and the Transaction) of this document.

(g)	Alternative means of implementing the Transaction

Neither the Purchaser nor Danaher may elect to implement the Transaction by way of an Offer at any time without Abcam’s prior written consent (to be granted in Abcam’s sole discretion).

10.	Offer-related arrangements

Summaries of the offer-related arrangements entered into in connection with the Transaction are set out in paragraph 8 of Part V (Additional Information) of this document.

11.	Abcam Directors and the effect of the Scheme on their interests

Details of the interests of the Abcam Directors in Abcam Shares and Awards granted under the Company Equity Plans are set out in paragraph 4 of Part V (Additional Information) of this document.

Save as set out in this document, the effect of the Scheme on the interests of the Abcam Directors does not differ from its effect on like interests of any other Scheme Shareholder.

12.	Delisting and re-registration

Delisting of Abcam Shares

Prior to the Scheme becoming Effective, a request will be made by Abcam to Nasdaq to suspend trading of, and de-list, the Abcam ADSs on Nasdaq, to take effect on, or shortly after, the Effective Date. As of the Effective Date, the Abcam ADS program will be terminated. Subsequently, the Abcam ADSs and Abcam Shares will be deregistered under the U.S. Exchange Act.

As soon as practicable after the Effective Date and after the termination of the Abcam ADS program and cancellation of the listing and admission to trading of the Abcam ADSs on Nasdaq, it is intended that Abcam will be re-registered as a private limited company under the relevant provisions of the Companies Act.

13.	Settlement

Subject to the Scheme becoming Effective (and except as provided in paragraph 16 of this Part II (Explanatory Statement) in relation to certain Overseas Shareholders), settlement of the Consideration to which any Scheme Shareholder is entitled under the Scheme will be effected in the following manner:

(a)	Consideration

As soon as reasonably practicable following the Effective Time, and in any event within two Business Days after the Effective Time, the Purchaser shall deposit, or procure the deposit, with the Paying Agent, for the benefit of the Scheme Shareholders (other than the Depositary Shareholder), cash in an amount equal to the aggregate amount of Consideration due in respect of the Residual Scheme Shares.

(i)	Residual Scheme Shares in uncertificated form (that is, in CREST)

Where, at the Scheme Record Time, a Scheme Shareholder holds Residual Scheme Shares in uncertificated form, the Consideration to which such Scheme Shareholder is entitled will be transferred to such person through CREST by the Purchaser procuring, via the Paying Agent, the creation of an assured payment obligation in favour of the appropriate CREST account as soon as practicable after the Effective Time and in any event not later than five Business Days after the Effective Time.

As from the Scheme Record Time, each holding of Residual Scheme Shares credited to any stock account in CREST will be disabled and all Residual Scheme Shares will be removed from CREST.

Danaher and the Purchaser reserve the right to pay all, or any part of, the Consideration referred to above in the manner referred to in sub-paragraph (ii) below if, in the reasonable opinion of the Purchaser, it is reasonably necessary to do so.

(ii)	Residual Scheme Shares in certificated form (that is, not in CREST)

Where, at the Scheme Record Time, a Scheme Shareholder holds Residual Scheme Shares in certificated form, settlement of the Consideration will be by way of cheque despatched by post, as soon as practicable after the Effective Time, and in any event not later than five Business Days after the Effective Time, to the applicable Scheme Shareholders entitled thereto at their respective registered addresses as appearing in the register of members of the Company at the Scheme Record Time. Alternatively, if the amount payable to a Scheme Shareholder exceeds USD 1,000,000, the Purchaser reserves the right to make arrangements with such Scheme Shareholder for electronic payment of such amount in lieu of a cheque.

All cheques delivered by the Paying Agent will be in U.S. dollars. Cheques will be payable to the Scheme Shareholder concerned or, in the case of joint holders, the Purchaser reserves the right to make the cheque payable to the holder whose name stands first in the register of members of Abcam. Cheques will be despatched as soon as practicable after the Effective Time, and in any event within five Business Days of the Effective Time, to the person entitled thereto at the address as appearing in the register of members of Abcam at the Scheme Record Time. None of Abcam, the Purchaser, any member of the Purchaser Group, any DR Nominee nor the Paying Agent or any of their respective agents or nominees shall be responsible for any loss or delay in the transmission of any cheques or payments, and such cheques shall be sent entirely at the risk of the person entitled thereto.

(iii)	Residual Scheme Shares issued or transferred pursuant to Company Equity Plans

Where Residual Scheme Shares are issued or transferred pursuant to the Company Equity Plans after the sanction of the Scheme by the Court and prior to the Scheme Record Time, settlement of any Consideration payable in respect of those Residual Scheme Shares shall be paid as soon as practicable following the Effective Date, via payroll as shall be determined by the Company to facilitate any required deductions for income tax and employee National Insurance contributions (and equivalent in other jurisdictions).

As soon as reasonably practicable following the Effective Time, and in any event within two Business Days after the Effective Time, the Purchaser shall deposit, or procure the deposit, with the Depositary Shareholder (or its nominee(s)) cash in an amount equal to the aggregate amount of the Consideration due in respect of the Deposited Scheme Shares and the Depositary Fee Amount. Such Consideration shall then be settled by the Depositary subject to and in accordance with the terms of the Deposit Agreement, as further explained in paragraph 14(d) of this Part II (Explanatory Statement). The Depositary Fee Amount shall be retained by the Depositary.

(b)	General

All documents and remittances sent to, or from, by or on behalf of Scheme Shareholders will be sent entirely at their own risk. On the Effective Date, each certificate representing a holding of Scheme Shares will cease to be a valid document of title and should be destroyed or, at the request of Abcam, delivered to Abcam, or to any person appointed by Abcam to receive the same. At the Scheme Record Time entitlements to Scheme Shares held within CREST will be disabled and all Scheme Shares will be removed from CREST.

Settlement of the Consideration to which any Scheme Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme free of any lien, right of set-off, counterclaim or other analogous right to which Danaher or the Purchaser might otherwise be, or claim to be, entitled against such Scheme Shareholder.

14.	Abcam ADSs

(a)	General

Abcam ADS Holders will not be entitled to attend the Court Meeting or General Meeting in person or vote directly on the Transaction. Instead, Abcam has requested that the Depositary delivers to Abcam ADS Holders on the Abcam ADS Register as of the Abcam ADS Voting Record Time a notice of (or notices for) the Court Meeting and the General Meeting, and Abcam ADS Holders as of the Abcam ADS Voting Record Time will have the right to instruct the Depositary how to vote the Scheme Shares represented by their Abcam ADSs at the Court Meting and the Abcam Shares represented by their Abcam ADS at the General Meeting, subject to and in accordance with the terms of the Deposit Agreement, a copy of which is available free of charge at the SEC’s website at www.sec.gov or by directing a request to Morrow Sodali using the helpline or email address set out on page xix of this document.

On the Effective Date, Scheme Shares as at the Scheme Record Time represented by the Abcam ADSs will be transferred to the Purchaser or its nominee(s). As soon practicable after the Effective Time and in any event within two Business Days, the Depositary will, in accordance with the terms of the Scheme, receive a cash amount in U.S. dollars equal to the total amount due by way of Consideration under the terms of the Scheme in respect of all the Deposited Scheme Shares at the Scheme Record Time. The Consideration will then be distributed to Abcam ADS Holders in accordance with the terms of the Deposit Agreement.

(b)	Voting Instructions

Abcam ADS Holders on the Abcam ADS Register as of the Abcam ADS Voting Record Time have been sent or will be sent a BLUE ADS Voting Instruction Card and a Depositary Notice by the Depositary. Such Abcam ADS Holders as of the Abcam ADS Voting Record Time can direct the voting of the Abcam Shares represented by their Abcam ADSs, subject to the terms of the Deposit Agreement.

Abcam ADS Holders on the Abcam ADS Register as at the Abcam ADS Voting Record Time should, if they wish to direct the voting of the Abcam Shares represented by their Abcam ADSs held by the Depositary (or its nominee) at the Court Meeting and General Meeting, sign, complete and return the BLUE ADS Voting Instruction Card in accordance with the instructions printed thereon and in the Depositary Notice received from the Depositary. The BLUE ADS Voting Instruction Card should be returned by mail to Morrow Sodali LLC, Proxy Services Corporation, 10 Drew Court - Unit 3, Ronkonkoma, N.Y. 11779, Attn: Abcam proxy, as soon as possible and, in any event, so as to be received no later than 10.00 a.m. (Eastern Time) on 31 October 2023 or if either the Court Meeting or the General Meeting is adjourned, such later date as may be notified by the Depositary.

Abcam ADS Holders who hold their Abcam ADSs indirectly (through a broker, bank or other nominee) must follow the instructions from such broker, bank or other nominee if they wish to give voting instructions to the Depositary. Providing voting instructions via a broker, bank or other nominee may require the provision of information by a particular deadline, well in advance of the deadline to give the Depositary voting instructions, and therefore you are encouraged to reach out to such broker, bank or other nominee as quickly as possible.

Following timely receipt of valid voting instructions from an Abcam ADS Holder, the Depositary shall endeavour, insofar as practicable and permitted under the provisions of, or governing, the Abcam Shares represented by Abcam ADSs, to vote or cause its nominee to vote (by means of the appointment of a proxy or otherwise) such Abcam Shares represented by the Abcam ADSs in respect of which instructions have been received in accordance with those instructions, subject to the terms and conditions of the Deposit Agreement.

Abcam ADS Holders are advised to ONLY use the form of BLUE ADS Voting Instruction Card prepared by the Depositary and approved by the Company in connection with the Court Meeting and General Meeting (whether by completing the form themselves or by following the instructions provided by their broker, bank or other nominee or intermediary in connection therewith) so as to ensure that their voting instructions are counted. PROXY APPOINTMENTS OR VOTING INSTRUCTIONS SUBMITTED BY ANY OTHER MEANS MAY NOT BE ACCEPTED.

(c)	Cancellation of Abcam ADSs so as to become an Abcam Shareholder

Abcam ADS Holders who wish to attend or vote directly (whether in person or by proxy) at the Court Meeting or the General Meeting must elect to become a registered shareholder by surrendering some or all of their Abcam ADSs to the Depositary in exchange for the Abcam Shares represented by those Abcam ADSs, in accordance with the terms and conditions of the Deposit Agreement, so as to become a registered holder of Abcam Shares prior to the Scheme Voting Record Time. Pursuant to the terms of the Deposit Agreement, the Depositary is entitled to receive a cancellation fee of $5.00 per 100 Abcam ADSs cancelled, rounded up to the nearest one hundred Abcam ADSs, from each Abcam ADS Holder who cancels some or all of their Abcam ADSs.

Abcam ADS Holders who take such steps (as described below) to cancel their Abcam ADSs and become an Abcam Shareholder before the Scheme Voting Record Time will have the right to attend both of the Abcam Shareholder Meetings (in person or by proxy) and/or, if they are an Abcam Shareholder at the time of the Court Hearing, be represented by counsel to support or oppose the sanctioning of the Scheme at the Court Hearing.

In order to surrender Abcam ADSs and withdraw the underlying Abcam Shares prior to the Scheme Voting Record Time, Abcam ADS holders are advised to present their Abcam ADSs (and, to the extent that such Abcam ADSs are certificated, the certificates evidencing such Abcam ADSs) to the Depositary for cancellation as soon as possible (subject to the relevant Abcam ADS Holder’s compliance with the terms of the Deposit Agreement and payment of the Depositary’s fees), together with:

•	delivery instructions for the Abcam Shares represented by such Abcam ADSs (including, if applicable, the name and address of the person who will be the registered holder of such Abcam Shares); and

•	certain certifications with respect to, among other things, the beneficial ownership and/or voting of such Abcam ADSs in a form provided by the Depositary.

If you hold Abcam ADSs indirectly through a broker, bank or other nominee you should promptly contact your broker, bank or nominee to find out what actions are required to cancel the Abcam ADSs. If this applies to you, we encourage you to consult your broker, bank or nominee as soon as possible.

(d)	Settlement

Once the Depositary Shareholder has received the relevant cash amount in U.S. dollars, each Abcam ADS Holder will receive (upon surrender of their Abcam ADSs to the Depositary) their pro rata portion of the cash in U.S. dollars, net of applicable withholding taxes. Abcam ADS Holders who hold their Abcam ADSs in certificated form will, on or after the Effective Date, receive letters of transmittal from the Depositary with an explanation on how to surrender the Abcam ADSs to the Depositary. Abcam ADS Holders must complete, sign and return the letter of transmittal, together with their Abcam ADS certificates, to receive any Consideration to which they are entitled. Abcam ADS Holders who hold their Abcam ADSs in uncertificated form will automatically receive Consideration to which they are entitled and do not need to take any further action. Payments to Abcam ADS Holders who are directly registered on the books of the Depositary will be made by cheques mailed by the Depositary to the address the Depositary has in its records for such registered holder.

Any Abcam ADS Holders who hold their Abcam ADSs indirectly through a bank, broker, or other nominee within DTC, will receive credit of the funds to their account from their bank, broker or other nominee. The Depositary will remit the applicable funds (net of applicable withholding taxes) to DTC, and DTC will, in turn, credit the Abcam ADS Holder’s bank, broker, securities intermediary or share plan administrator.

The Purchaser will bear all fees, charges and expenses that the Abcam ADS Holders are required to bear under the Deposit Agreement in connection with the Transaction, including the ADS Cancellation and Distribution Fees, and therefore the Depositary will not deduct such amounts from the amounts paid to Abcam ADS Holders.

15.	No Appraisal Rights

If Scheme Shareholders approve the Scheme at the Court Meeting and the Court sanctions the Scheme, then, subject to the Scheme becoming Effective in accordance with its terms, the Scheme will be binding on all Scheme Shareholders, including those who did not vote or who voted against it at the Court Meeting. If Scheme Shareholders approve the Scheme and the Court sanctions the Scheme, no Scheme Shareholder or Abcam ADS Holder will have “dissenters” or “appraisal” rights or otherwise have any right to seek a court appraisal of the value of Scheme Shares. If the Scheme becomes Effective, all Scheme Shareholders will receive the Consideration.

16.	Overseas Shareholders

(a)	General

This document has been prepared for the purposes of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

This document does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for shares in any jurisdiction in which such offer or solicitation is unlawful.

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme.

The availability of the Transaction to Overseas Shareholders may be affected by the laws of the relevant jurisdictions in which they are located. Overseas Shareholders should inform themselves about and should observe any applicable legal or regulatory requirements. It is the responsibility of all Overseas Shareholders to satisfy themselves as to the full compliance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

The release, publication or distribution of this document and/or any accompanying documents in or into or from jurisdictions other than the United Kingdom or the United States may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than the United Kingdom or the United States should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in the United Kingdom to vote their Abcam Shares with respect to the Scheme at the Abcam Shareholder Meetings, or to appoint another person as proxy may be affected by the laws of the relevant jurisdictions in which they are located. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such Restricted Jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Transaction disclaim any responsibility or liability for the violation of such restrictions by any person or any other failure to satisfy any applicable laws, regulations or requirements.

Unless otherwise determined by Danaher, and permitted by applicable law and regulation, the Transaction will not be made available, directly or indirectly, in, into or from a jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Transaction by any such use, means, instrumentality or form within any jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this document and all documents relating to the Transaction are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this document and all documents relating to the Transaction (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.

Persons who are not resident in the United Kingdom or the United States should inform themselves of, and observe, any applicable legal and regulatory requirements.

(b)	Securities laws

Copies of this document and any formal documentation relating to the Transaction are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction or any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Transaction.

Neither this document nor the accompanying documents are intended to, and do not, constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval pursuant to the Scheme or otherwise, in any jurisdiction in which such offer, invitation or solicitation is unlawful. Nothing in this document or the accompanying documents should be relied upon for any other purpose.

This document and the accompanying documents have been prepared for the purposes of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom. Overseas Shareholders should consult their own legal and tax advisers with regard to the legal and tax consequences of the Scheme for their particular circumstances.

All Abcam Shareholders (including, without limitation, nominees, trustees or custodians) who would, or otherwise intend to, forward this document and its accompanying documents to any jurisdiction outside the United Kingdom, should seek appropriate independent professional advice before taking any action.

(c)	Additional information for U.S. investors

The Transaction is to be implemented by way of a scheme of arrangement under Part 26 of the Companies Act. If, in the future, the Company consents to the Transaction being implemented by way of an Offer, subject to the terms of the Transaction Agreement, and determines to extend the Offer into the U.S., the Transaction will be made in compliance with applicable U.S. laws and regulations.

It may be difficult for U.S. Abcam Shareholders and Abcam ADS Holders to enforce their rights and any claim arising out of the U.S. securities laws. Due to the fact that Abcam is located in a country outside of the U.S., and some or all of its officers and directors are residents of countries outside of the U.S. Abcam Shareholders and Abcam ADS Holders may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

17.	United Kingdom and United States taxation

A summary of certain United Kingdom and United States taxation consequences of the implementation of the Scheme for certain Abcam Shareholders is set out in paragraph 6 of Part V (Additional Information) of this document.

That summary does not constitute tax advice and does not purport to be a full analysis of all potential United Kingdom and United States tax consequences of the Transaction. Abcam Shareholders who are in any doubt about their taxation position, or who are subject to taxation in a jurisdiction outside of the United Kingdom and the United States, are strongly advised to contact an appropriate independent professional adviser immediately.

18.	Actions to be taken

You will find enclosed with this document:

Abcam Shareholders:

•	a BLUE Form of Proxy to be used in connection with the Court Meeting; and

•	a YELLOW Form of Proxy to be used in connection with the General Meeting.

If you have not received these documents, please contact the Company’s registrars, Equiniti, by calling the applicable helpline or by emailing the applicable address set out on page xix of this document.

Abcam ADS Holders:

•	a Depositary Notice; and

•	a BLUE ADS Voting Instruction Card.

If you have not received these documents, please contact the Company’s proxy solicitor, Morrow Sodali, by calling the applicable helpline or by emailing the applicable address set out on page xix of this document or contact your broker, bank or other nominee.

Scheme Shareholders and Abcam Shareholders are advised to ONLY use the BLUE Form of Proxy approved by the Court and issued by the Company for the Court Meeting and the YELLOW Form of Proxy issued by the Company for the General Meeting, or one of the other methods stated in this document, to submit their proxy appointments in respect of the Court Meeting and General Meeting so as to ensure that their votes are counted. Abcam ADS Holders are advised to ONLY use the form of BLUE ADS Voting Instruction Card prepared by the Depositary and approved by the Company in connection with the Court Meeting and General Meeting (whether by completing the form themselves or by following the instructions provided by their broker, bank or other nominee or intermediary in connection therewith) so as to ensure that their voting instructions are counted. PROXY APPOINTMENTS OR VOTING INSTRUCTIONS SUBMITTED BY ANY OTHER MEANS MAY NOT BE ACCEPTED.

Abcam Shareholders

Whether or not you intend to attend the Court Meeting and/or the General Meeting, please complete and sign both Forms of Proxy in accordance with the instructions printed thereon and return them (together with any power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof) to Equiniti at Freepost RTHJ-CLLL-KBKU, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 8LU, United Kingdom, either (i) by post, or (ii) during normal business hours only, by hand, in either case to be received no later than 2.00 p.m. (U.K. Time) on 2 November 2023 in the case of the BLUE Form of Proxy for the Court Meeting and 2.15 p.m. (U.K. Time) on 2 November 2023 in the case of the YELLOW Form of Proxy for the General Meeting, or, in the case of any adjournment, not later than 48 hours (excluding any part of a day that is a non-working day in the United Kingdom) before the time fixed for the holding of the adjourned meeting. Your vote will be cast as specified on the applicable Form of Proxy.

If not so lodged, BLUE Forms of Proxy (together with any power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof) may be (i) handed to representatives of Equiniti or the Chairman of the Court Meeting before the start of the Court Meeting, or (ii) scanned and emailed to Equiniti and received before the start of that meeting at the following email address proxyvotes@equiniti.com, and will still be valid. However, in the case of the General Meeting, unless the YELLOW Form of Proxy is lodged so as to be received by 2.15 p.m. (U.K. Time) on 2 November 2023, it will be invalid. The completion and return of the Forms of Proxy or transmittal of a CREST Proxy Instruction will not prevent you from attending the Court Meeting or the General Meeting and voting in person, if you so wish and are so entitled.

If you hold your Abcam Shares in uncertificated form (that is, in CREST) you may vote using the CREST Proxy Voting Service in accordance with the procedures set out in the CREST Manual (please also refer to the accompanying notes for the Notice of General Meeting set out at pages x to xiv of this document).

Proxy appointments may be submitted electronically by logging on to www.sharevote.co.uk and following the instructions there. For an electronic proxy appointment to be valid, the appointment must be received by Equiniti no later than the applicable deadline set out above.

Proxies submitted via CREST (under CREST participant ID RA19) or electronically through the Equiniti website must be received by Equiniti not later than 2.00 p.m. (U.K. Time) on 2 November 2023 in the case of the Court Meeting and 2.15 p.m. (U.K. Time) on 2 November 2023 in the case of the General Meeting (or, in the case of an adjourned meeting, not less than 48 hours (excluding any part of a day that is a non-working day in the United Kingdom) prior to the time and date set for the adjourned meeting).

Notices convening the Court Meeting and the General Meeting are set out on pages vii to ix (Notice of Court Meeting) and pages x to xiv (Notice of General Meeting) of this document, respectively.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of the opinion of Scheme Shareholders. Scheme Shareholders are reminded that, at the Court Meeting, the Scheme must be approved by a majority in number of Scheme Shareholders representing not less than 75 per cent. in value of the Scheme Shares held by such Scheme Shareholders (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting.

Therefore, whether or not you plan to attend the Abcam Shareholder Meetings, Scheme Shareholders and Abcam Shareholders are urged to complete and sign the enclosed BLUE and YELLOW Forms of Proxy, respectively, or deliver their respective proxy appointments or voting instructions by one of the other methods mentioned above, as soon as possible and in any event prior to the deadlines set out above.

If you have any queries relating to this document or the completion and return of the Forms of Proxy, please call the Company’s registrars, Equiniti, by calling on +44 (0) 371 384 2050. Lines are open 8.30 a.m. to 5.30 p.m. (U.K. Time), Monday to Friday, excluding public holidays in England and Wales.

Calls will be charged at the standard geographic rate and will vary by provider. International calls will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. Please note that Equiniti operators cannot provide advice on the merits of the Scheme or the Transaction or give any financial, legal, investment or tax advice.

Abcam ADS Holders

Abcam ADS Holders are not entitled to vote directly at the Court Meeting or the General Meeting. Instead, Abcam ADS holders on the Abcam ADS Register as at the Abcam ADS Voting Record Time will be eligible to provide the Depositary with voting instructions for the Abcam Shareholder Meetings, subject to the terms and conditions of the Deposit Agreement, and will be sent a Depositary Notice and a BLUE ADS Voting Instruction Card. The BLUE ADS Voting Instruction Card must be completed and returned in accordance with the instructions printed thereon so that it is received by no later than 10.00 a.m. (Eastern Time) on 31 October 2023, or, if either the Court Meeting or the General Meeting is adjourned, such later date as may be notified by the Depositary.

Holders of Abcam ADSs who hold their Abcam ADSs indirectly through a broker, bank, trust company or other nominee must rely on the procedures of such broker, bank, trust company or other nominee in order to assert the rights of an Abcam ADS Holder to issue voting instructions to the Depositary. If this applies to you, we encourage you to consult your broker, bank, trust company or other nominee as soon as possible. Please vote in accordance with the instructions sent to you by your broker, bank, trust company or other nominee as soon as possible.

The Depositary will collate all votes properly and timely submitted by Abcam ADS Holders and will submit a vote on behalf of all such holders.

If you are an Abcam ADS Holder and you wish to vote directly (whether in person or by proxy) at the Court Meeting or the General Meeting, you must elect to become a registered shareholder by surrendering some or all of your Abcam ADSs to the Depositary to withdraw the Abcam Shares represented by those Abcam ADSs, in accordance with the terms and conditions of the Deposit Agreement, so as to become a registered holder of Abcam Shares prior to the Scheme Voting Record Time. In order to surrender some or all of your Abcam ADSs and withdraw the underlying Abcam Shares if you hold Abcam ADSs indirectly through a broker, bank, trust company or other nominee you should contact your broker, bank, trust company or other nominee to make the necessary arrangements to ensure the necessary processing can be completed in time. Pursuant to the terms of the Deposit Agreement, the Depositary is entitled to receive a cancellation fee of $5.00 per 100 Abcam ADSs cancelled, rounded up to the nearest one hundred Abcam ADSs, from each Abcam ADS Holder who cancels some or all of their Abcam ADSs.

Abcam ADS Holders who have any questions or require any assistance in submitting their voting instructions, should contact the Company’s proxy solicitor, Morrow Sodali, by calling (800) 662-5200 (toll-free in North America) or +1 (203) 658-9400 or by emailing ABCM@info.morrowsodali.com.

19.	Further information

The terms of the Scheme are set out in full in Part VIII (The Scheme of Arrangement) of this document. Your attention is also drawn to the further information contained in Part III (Conditions to and Further Terms of the Scheme and the Transaction), Part IV (Financial Information) and Part V (Additional Information) of this document.

PART III

CONDITIONS TO AND FURTHER TERMS OF THE SCHEME AND THE TRANSACTION

Part A

Conditions to the Scheme and the Transaction

The Transaction is conditional upon the Scheme becoming unconditional and becoming Effective by the Long Stop Date.

Conditions to the obligations of each Party

A.

The obligations of Abcam, the Purchaser and Danaher to give effect to the Transaction pursuant to the Scheme are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver) of the following Conditions:

(i)

the approval by a majority in number of Scheme Shareholders representing not less than 75 per cent. in value of the Scheme Shares held by such Scheme Shareholders (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting;

(ii)

the Resolution being passed by Abcam Shareholders representing not less than 75 per cent. of the total voting rights of Abcam Shareholders present and voting, whether in person or by proxy, at the General Meeting;

(iii)

the Scheme being sanctioned by the Court with or without modification (but subject to any non-de minimis modifications being acceptable to the Company and the Purchaser, acting reasonably and in good faith);

(iv)	a copy of the Court Order being delivered to the Registrar of Companies;

(v)	all Identified Clearances required in connection with the Transaction having been obtained from the relevant Governmental Authorities; and

(vi)	no Order having been issued by any Governmental Authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Transaction.

Conditions to the obligations of the Purchaser and Danaher

B.

The obligations of the Purchaser and Danaher to give effect to the Transaction pursuant to the Scheme are subject to the satisfaction or waiver by the Purchaser and Danaher of the following further Conditions:

(i)	the representations and warranties of the Company contained in the Transaction Agreement that:

(A)	are not made as of a specific date shall be true and correct as of the date of the Transaction Agreement and as of the Effective Date, as though made on and as of the Effective Date; and

(B)	are made as of a specific date shall be true and correct as of such date,

in each case (other than with respect to the warranties in paragraphs 2 (Corporate Existence and Power), 3 (Corporate Authorisation), 4 (Insolvency), 5 (Governmental Authorisation) and 8 (Subsidiaries) of Schedule 4 of the Transaction Agreement, which must have been true and correct as of the date of the Transaction Agreement and as of the Effective Date in all material respects, and with respect to the warranties in paragraph 7 (Capitalisation) of Schedule 4 of the Transaction Agreement, which must have been true and correct in all respects as of the date stated therein except for de minimis inaccuracies), except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or Company Material Adverse Effect set out in such representations and warranties) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material

Adverse Effect;

(ii)	the Company not being in material breach of its obligations under the Transaction Agreement that are required to be performed by it at or prior to the Effective Time;

(iii)

since the date of the Transaction Agreement, no Effect having occurred that has had, or would be reasonably expected to have, a Company Material Adverse Effect that is continuing as of the Effective Date; and

(iv)	the Purchaser having received a certificate from an executive officer or director of the Company confirming the satisfaction of the Conditions set out in paragraphs B(i), B(ii) and B(iii) above.

Conditions to the obligations of the Company

C.	The obligations of the Company to give effect to the Transaction pursuant to the Scheme are subject to the satisfaction or waiver by the Company of the following further Conditions:

(i)	the representations and warranties of Danaher and the Purchaser contained in the Transaction Agreement that:

(A)	are not made as of a specific date shall be true and correct as of the Effective Date, as though made on and as of the Effective Date; and

(B)	are made as of a specific date shall be true and correct as of such date,

in each case (other than with respect to the warranties in paragraphs 1 (Corporate Existence and Power), 2 (Corporate Authorisation), 3 (Insolvency) and 4 (Governmental Authorisation) of Schedule 5 of the Transaction Agreement, which must be true and correct as of the Effective Date in all material respects), except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or Parent Material Adverse Effect set out in such representations and warranties) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(ii)

the Purchaser and Danaher each not being in material breach of their respective obligations under the Transaction Agreement that are required to be performed by Danaher and the Purchaser at or prior to the Effective Time; and

(iii)

the Company having received a certificate from an executive officer or director of Danaher confirming, on behalf of Danaher and the Purchaser, the satisfaction of the Conditions set out in paragraphs C(i) and C(ii) above.

Part B

Waiver of the Conditions

The Transaction and the Scheme are subject to the satisfaction (or waiver, if permitted) of the Conditions in Part A of this Part III (Conditions to and further terms of the Scheme and the Transaction), and to certain further terms set out in Part D of this Part III (Conditions to and further terms of the Scheme and the Transaction), and to the full terms and conditions set out in this document.

Part C

Implementation by way of an Offer

Neither the Purchaser nor Danaher may elect to implement the acquisition of the entire issued and to be issued share capital of the Company as contemplated by the Transaction Agreement by means of an Offer at any time without the Company’s prior written consent (to be granted in the Company’s sole discretion).

Part D

Certain further terms of the Transaction

The Transaction will lapse if the Scheme does not become Effective by the Long Stop Date.

The availability of the Transaction to persons not resident in the U.K. or U.S. may be affected by the Laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the U.K. or U.S. should inform themselves about, and observe, any applicable requirements. Abcam Shareholders who are in any doubt about such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay and observe any applicable requirements.

The Transaction will be governed by the laws of England and Wales and be subject to the exclusive jurisdiction of the English courts.

Each of the Conditions shall be regarded as a separate Condition and shall not be limited by reference to any other Condition.

PART IV

FINANCIAL INFORMATION

The following sets out financial information in respect of Abcam. The documents referred to below, the contents of which have previously been filed with the SEC, are incorporated into this document by reference:

Financial Information	Reference
Audited consolidated accounts for the financial year ended 31 December 2021

https://corporate.abcam.com/investors/sec-filings/

The audited consolidated accounts of the Abcam Group for the financial year ended 31 December 2021 are set out in the annual report of Abcam on Form 20-F for the year ended 31 December 2021, filed on 14 March 2022 and available from Abcam’s website (at the link referred to above), incorporating the amendments set out on Form 20-F/A filed on 8 April 2022 and available on Abcam’s website (at the link referred to above)

Audited consolidated accounts for the financial year ended 31 December 2022

https://corporate.abcam.com/investors/sec-filings/

The audited consolidated accounts of the Abcam Group for the financial year ended 31 December 2022 are set out in the annual report of Abcam on Form 20-F for the year ended 31 December 2022, filed on 20 March 2023 and available from Abcam’s website (at the link referred to above)

No incorporation of website information

Save as expressly referred to herein, neither the content of Abcam’s website nor the contents of any website accessible from hyperlinks from Abcam’s website, is incorporated into, or forms part of, this document.

PART V

ADDITIONAL INFORMATION

1.	Responsibility

(a)

The Abcam Directors, whose names are set out in paragraph 2(a) below, each accept responsibility for the information contained in this document other than the information for which responsibility is taken by others pursuant to paragraph 1(b) below. To the best of the knowledge and belief of the Abcam Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b)

The Purchaser Director, whose name is set out in paragraph 2(b) below, accepts responsibility for the information contained in this document relating to the Purchaser, the Purchaser Group and the Purchaser Director (including his immediate family, related trusts and persons connected with him). To the best of the knowledge and belief of the Purchaser Director (who has taken all reasonable care to ensure that such is the case), the information contained in this document for which he accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Directors

(a)	The Abcam Directors and their respective positions in Abcam are as follows:

Name	Position
Peter Allen	Director and Non-Executive Chairman
Alan Hirzel	Director and Chief Executive Officer
Michael S. Baldock	Director and Chief Financial Officer
Mara Aspinall	Director
Mark Capone	Director
Sally W. Crawford	Director
Luba Greenwood	Director
Giles Kerr	Director
Bessie Lee	Director

The registered office of Abcam and the business address of each of the Abcam Directors is Discovery Drive, Cambridge Biomedical Campus, Cambridge CB2 0AX, United Kingdom.

(b)	The Purchaser Director and his position in the Purchaser is as follows:

Name	Position
Frank McFaden	Director

The registered office of the Purchaser and the business address of the Purchaser Director is Unit 4, Blythe Valley Innovation Centre Central Boulevard, Blythe Valley Business Park, Solihull, B90 8AJ, United Kingdom.

3.	Market quotations

Set out below are the Closing Prices of Abcam ADSs as derived from Nasdaq on:

(i)	the first dealing day in each of the six months immediately before the date of this document; and

(ii)	2 October 2023, being the Latest Practicable Date.

Date	Abcam ADSs (USD)
1 May 2023	17.29
1 June 2023	16.25
3 July 2023	24.20
1 August 2023	23.17
1 September 2023	22.83
2 October 2023	22.63

4.	Interests of the Abcam Directors and Executive Officers

In considering the unanimous recommendation of the Abcam Board that Scheme Shareholders vote in favour of the Scheme at the Court Meeting and Abcam Shareholders vote in favour of the Resolution at the General Meeting, you should be aware that aside from their interests as Abcam Shareholders and/or Abcam ADS Holders, Abcam’s Directors, including the Executive Officers, have interests in the Transaction that may be different from, or in addition to those of Abcam Shareholders and Abcam ADS Holders generally. Members of the Abcam Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Transaction Agreement and the Transaction and in unanimously recommending the Transaction. See paragraph 6 of Part I (Letter from the Chairman of Abcam plc) of this document. These interests are described in more detail and certain of them are quantified in the narrative below.

Treatment of Abcam Director and Executive Officer Awards

Any Awards held by Abcam Directors, including the Executive Officers, will, in the context of the Transaction, be treated in the manner described in paragraph 8 of Part II (Explanatory Statement) of this document.

The following table sets out the number of Abcam Shares subject to unvested Awards held by each Abcam Director, including the Executive Officers, as at the Latest Practicable Date. The table separately quantifies the value of such unvested awards using a price per share of USD 24.00 (which is the Consideration per Scheme Share provided for under the Scheme) net of applicable exercise prices. The quantification below does not take into account the impact of the 280G Provisions (as described further below).

Abcam Director	Unvested Options (#	)	Unvested Options (USD	)	Unvested Conditional Share Awards	Unvested Conditional Share Awards (USD	)
Alan Hirzel	—		—		1,554,218	37,301,232
Michael S. Baldock	—		—		748,108	17,954,592
Peter Allen	—		—		—	—
Mara Aspinall	—		—		—	—
Mark Capone	—		—		—	—
Sally W. Crawford	—		—		—	—
Luba Greenwood	—		—		—	—
Giles Kerr	—		—		—	—
Bessie Lee	—		—		—	—

In order to promote the retention of certain senior Abcam employees (including the Executive Officers) following the Effective Date, the Purchaser has agreed that, as soon as practicable after the Effective Date, it will grant a PGIP Bonus to each participant in the PGIP who is an Abcam employee on the date the PGIP Bonus is granted. The potential value of each participant’s PGIP Bonus will be calculated by reference to an agreed formula, with a maximum payout equal to the value of the portion of the participant’s PGIP Award that lapses in connection with the Transaction on the date of the Court Order being granted (less the value of any PGIP Top-Up paid to them by the Company, if applicable), reflecting a reduction pro-rata for time served up to the Effective Date of the Court Order. Insofar as is possible, the aggregate value of (i) the consideration payable with respect to Abcam Shares subject to the portion of a participant’s PGIP Award that vests in connection with the Transaction (including the value of any PGIP Top-Up award that was awarded to the participant), plus (ii) their PGIP Bonus payable after the 2024 performance period, is designed to result in total PGIP-related entitlements for each participant that are substantially the same as those that would have been received by each participant had the Transaction not occurred (based on the offer price of USD 24.00 per Scheme Share and all else being equal), ensuring a continued link to Abcam’s 2024 performance, rather than operating as an incremental award above and beyond a participant’s existing entitlements under the PGIP.

Indemnification of Abcam Directors and Officers

The rights of the Abcam Directors, including the Executive Officers, to indemnification and directors’ and officers’ liability insurance will survive for a period of six years following the Scheme becoming Effective.

Executive Officer Employment Agreements and Severance Program

Each of the Executive Officers is party to an employment agreement with Abcam, Inc. The employment agreements provide for severance benefits in connection with a qualifying termination (for Mr. Baldock, this is termination by the employer without “Cause”, and for Mr. Hirzel, this is termination by the employer without Cause or termination by Mr. Hirzel within 12 months after a change in control for “Good Reason”). In the event of such a qualifying termination, both Mr. Baldock and Mr. Hirzel would be entitled to the following payments and benefits: (i) 12 months of base salary continuation; (ii) consideration for a pro-rata cash bonus calculated up to the termination date; (iii) all Abcam Shares, or Abcam ADSs, which represent part of prior year bonuses granted but deferred pursuant to the provisions of the ABP shall vest in full on their relevant dates; (iv) any granted but unvested annual LTIP awards would (save for the Transaction) vest, subject to their relevant performance conditions, on their relevant vesting dates (and, in the case of Mr. Baldock, aside from his LTIP awards granted upon appointment to director, they will be pro-rated for time) (and subject to the rules of the LTIP); and (v) reimbursement up to 12 months of medical benefit continuation premiums under COBRA.

Each of the employment agreements with Mr. Hirzel and Mr. Baldock contain provisions (“280G Provisions”) relating to the impact of Sections 280G and 4999 of the Code. Pursuant to the employment agreement with Mr. Hirzel, if payments and benefits payable to Mr. Hirzel in connection with a change in control would result in adverse tax consequences under Sections 280G and 4999 of Code, such payments will be cut back to the extent necessary to avoid such adverse tax consequences unless Mr. Hirzel would be better off on an after-tax basis receiving the full amount of such payments and benefits. Pursuant to the employment agreement with Mr. Baldock, if payments and benefits payable to Mr. Baldock in connection with a change in control would result in adverse tax consequences under Sections 280G and 4999 of the Code, such payments will be cut back to the extent necessary to avoid such adverse tax consequences.

The table below sets out an estimate of the value of the cash severance, pro rata bonus and health coverage benefits each Executive Officer would be eligible to receive in accordance with such individual’s employment agreement and Abcam’s severance program upon experiencing a qualifying termination in connection with the completion of the Transaction, assuming (i) the Effective Date of the Scheme occurs on 30 March 2024, and (ii) target performance for business and financial objectives. The quantification below does not take into account the impact of the 280G Provisions.

Executive Officer	Severance (USD	)	Change in Control Pro Rata Bonus* (USD	)	Health and Welfare Benefits (USD	)	Previous years’ deferred ABP shares (USD	)	Pro-rated ABP for 2024 (USD	)
Alan Hirzel	819,000		19,169,304		40,264		537,700		153,563
Michael S. Baldock	610,000		9,584,640		28,026		375,762		114,375

*These figures assume a 75 per cent. pay-out for PGIP.

5.	Security Ownership of Certain Beneficial Owners and Management

The following table sets out certain information regarding the beneficial ownership of Abcam Shares as at the Latest Practicable Date by: (i) each Abcam Director, including the Executive Officers; (ii) all of the Abcam Directors and the Executive Officers as a group; and (iii) each person, or group of affiliated persons, known by Abcam to beneficially own more than 5 per cent. of the issued share capital. Unless otherwise indicated, the persons or entities identified in the table have sole voting and investment power with respect to all Abcam Shares shown as beneficially owned by them, subject to applicable community property laws.

Information with respect to beneficial ownership has been furnished by each Abcam Director. With respect to beneficial owners of more than 5 per cent. of the issued share capital of Abcam, information is based on information filed with the SEC. Abcam has determined beneficial ownership in accordance with the rules of the SEC. The table also includes shares issuable to such persons within 60 days after the Latest Practicable Date. These shares are deemed to be outstanding and beneficially owned by the person holding the right to issuance for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Percentage ownership calculations are based on 230,151,118 Abcam Shares outstanding as at the Latest Practicable Date.

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Abcam plc, Discovery Drive, Cambridge Biomedical Campus, Cambridge CB2 0AX, United Kingdom.

Name of Beneficial Owner	Number of Abcam Shares	Percentage of issued ordinary share capital of Abcam
5 per cent. Shareholders
Durable Capital Partners LP(1)	17,460,597	7.6
Wellington Management Group LLP(2)	15,066,586	6.5
Jonathan Milner(3)	14,156,202	6.2
Harding Loevner(4)	13,506,166	5.9

Name of Beneficial Owner	Number of Abcam Shares	Percentage of issued ordinary share capital of Abcam
Abcam Directors
Peter Allen(5)	27,184	*
Alan Hirzel(6)	373,395	*
Michael S. Baldock(7)	48,309	*
Mara Aspinall(8)	19,395	*
Mark Capone(9)	3,273	*
Sally W. Crawford(10)	16,879	*
Luba Greenwood(11)	363	*
Giles Kerr(12)	4,401	*
Bessie Lee(13)	1,930	*
All current Abcam Directors and Executive Officers as a group (9 persons)	495,129	*

*	Less than 1 per cent. of the outstanding ordinary share capital of Abcam.

(1)

Based on information reported on a Schedule 13G/A filed on 10 February 2023, Durable Capital Partners LP (“Durable LP”) has sole voting and dispositive power over 17,460,597 Abcam Shares held directly by Durable Capital Master Fund LP (“Durable Master Fund”). Durable LP is the investment adviser to Durable Master Fund. Durable Capital Partners GP LLC (“Durable GP”) is the general partner of the Durable LP, and Henry Ellenbogen is the chief investment officer of Durable LP and the managing member of Durable GP. The business address of Durable LP is 5425 Wisconsin Avenue, Suite 802, Chevy Chase, MD 20815.

(2)

Based on information reported on a Schedule 13G filed on 6 February 2023, each of Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP has shared voting power over 14,171,709 Abcam Shares and shared dispositive power over 15,066,586 Abcam Shares. The respective business addresses of Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP is 280 Congress Street, Boston, Massachusetts 02210.

(3)

Based on information reported on a Schedule 13D/A filed on 28 September 2023, Jonathan Milner has sole voting and dispositive power over 11,745,400 Abcam Shares and shared voting and dispositive power over 2,410,802 Abcam Shares.

(4)

Based on information reported on a Schedule 13G filed on February 14, 2023, Harding Loevner L.P. has sole voting and dispositive power over 13,506,166 Abcam ADSs. The business address for Harding Loevner L.P. is 400 Crossings Blvd, Fourth Floor, Bridgewater, NJ 08807.

(5)	Represents for Mr. Allen (i) 27,184 Abcam Shares and (ii) nil underlying options or awards that are currently vested and exercisable or that vest within sixty days of the Latest Practicable Date.

(6)	Represents for Mr. Hirzel (i) 373,395 Abcam Shares and (ii) nil underlying options or awards that are currently vested and exercisable or that vest within sixty days of the Latest Practicable Date.

(7)	Represents for Mr. Baldock (i) 48,309 Abcam Shares and (ii) nil underlying options or awards that are currently vested and exercisable or that vest within sixty days of the Latest Practicable Date.

(8)	Represents for Ms. Aspinall (i) 19,395 Abcam Shares and (ii) nil underlying options or awards that are currently vested and exercisable or that vest within sixty days of the Latest Practicable Date.

(9)	Represents for Mr. Capone (i) 3,273 Abcam Shares and (ii) nil underlying options or awards that are currently vested and exercisable or that vest within sixty days of the Latest Practicable Date.

(10)	Represents for Ms. Crawford (i) 16,879 Abcam Shares and (ii) nil underlying options or awards that are currently vested and exercisable or that vest within sixty days of the Latest Practicable Date.

(11)	Represents for Ms. Greenwood (i) 363 Abcam Shares and (ii) nil underlying options or awards that are currently vested and exercisable or that vest within sixty days of the Latest Practicable Date.

(12)	Represents for Mr. Kerr (i) 4,401 Abcam Shares and (ii) nil underlying options or awards that are currently vested and exercisable or that vest within sixty days of the Latest Practicable Date.

(13)	Represents for Ms. Lee (i) 1,930 Abcam Shares and (ii) nil underlying options or awards that are currently vested and exercisable or that vest within sixty days of the Latest Practicable Date.

6.	United Kingdom and United States taxation

United Kingdom taxation

The comments set out below are based on current United Kingdom tax law as applied in England and Wales and published HMRC practice (which may not be binding on HMRC) as at the date of this document, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide to certain limited aspects of the United Kingdom tax treatment of the Scheme and apply only to Abcam Shareholders and Abcam ADS Holders (i) resident and, in the case of an individual, domiciled for tax purposes in the United Kingdom only; (ii) to whom “split year” treatment does not apply; (iii) who hold their Abcam Shares or Abcam ADSs as an investment (other than under a pension arrangement or an ISA or a Lifetime ISA); and (iv) who are the absolute beneficial owners of their Abcam Shares or, in respect of Abcam ADS Holders, who are treated as absolute beneficial owners of the shares underlying their Abcam ADSs. The discussion does not address all possible tax consequences relating to the Scheme. This discussion does not address the tax considerations relevant to the receipt of Abcam dividends. Certain categories of shareholders, including those carrying on certain financial activities, those subject to specific tax regimes or benefitting from certain reliefs and exemptions, those connected with Abcam or Danaher, and those for whom the shares are employment-related securities may be subject to special rules and this summary does not apply to such shareholders.

Abcam Shareholders, Abcam ADS Holders or prospective shareholders who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional advisers immediately.

The disposal by an Abcam Shareholder of their Abcam Shares pursuant to the Scheme for the Consideration may, depending on the Abcam Shareholder’s individual circumstances (including their tax base cost and the availability of exemptions, reliefs or allowable losses) give rise to a liability to U.K. tax on chargeable gains or, alternatively, an allowable capital loss. The same treatment will apply to U.K. resident Abcam ADS Holders with respect to the Consideration received for their Abcam ADSs.

No U.K. stamp duty or stamp duty reserve tax should be payable by the Abcam Shareholders or Abcam ADS Holders on a disposal of their Abcam Shares or Abcam ADSs in accordance with the Scheme.

Certain Material United States Federal Income Tax Consequences of the Scheme

The following discussion is a summary of material U.S. federal income tax consequences of the Scheme to U.S. Holders (as defined below).

This discussion is based on and subject to the Code, the Treasury Regulations promulgated thereunder (“Treasury Regulations”), published guidance of the IRS and court decisions, in each case, all as currently in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect, and to differing interpretations.

The following discussion assumes that the Scheme will be consummated as described in this document and applies only to U.S. Holders that hold their Abcam Shares and Abcam ADSs as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such U.S. Holder’s personal circumstances, including any tax consequences relating to the Medicare contribution tax on net investment income or the alternative minimum tax or the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith), or to any U.S. Holders subject to special treatment under the Code, including, without limitation:

•	banks, thrifts, mutual funds, insurance companies and other financial institutions;

•	real estate investment trusts and regulated investment companies;

•	traders in securities who elect to apply a mark to market method of accounting;

•	brokers, dealers or traders in securities or foreign currency;

•	tax exempt organisations or governmental organisations (including agencies and instrumentalities thereof);

•	tax-qualified retirement plans, individual retirement accounts or other tax-deferred accounts;

•	corporations that accumulate earnings to avoid U.S. federal income tax (and investors therein);

•	persons whose “functional currency” is not the U.S. dollar;

•	U.S. expatriates and former citizens or long term residents of the United States;

•

persons who hold their Abcam Shares or Abcam ADSs as part of a straddle, hedging, appreciated financial position, conversion, constructive sale or other risk reduction transaction or integrated investment;

•	persons who purchase or sell their Abcam Shares or Abcam ADSs as part of a wash sale for tax purposes;

•	“S corporations,” partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, or other pass through entities (and investors therein);

•	persons who hold their Abcam Shares or Abcam ADSs through a bank, financial institution or other entity, or a branch thereof, located, organised or resident outside of the United States;

•	persons that exercise appraisal rights;

•	persons who own or have owned (directly, indirectly or through attribution) more than 5 per cent. of the voting power or value of Abcam Shares or Abcam ADSs;

•	persons who own any shares of Danaher; and

•	persons who received their Abcam Shares or Abcam ADSs pursuant to the exercise of employee stock options or other compensation arrangements or through a tax-qualified retirement plan.

This discussion of material U.S. federal income tax consequences is not a complete description of all potential U.S. federal income tax consequences of the Scheme. This discussion also does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any considerations under the U.S. federal tax laws other than those pertaining to the income tax, nor does it address any U.S. state, local or non U.S. tax considerations. We do not intend to seek any rulings from the IRS with respect to the Scheme, and there can be no assurance that the IRS will not take a position contrary to the tax consequences described herein or that such a contrary position would not be sustained by a court.

If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds Abcam Shares or Abcam ADSs, the tax treatment of a partner (including for this purpose an investor treated as a partner) in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. A holder that is a partnership for U.S. federal income tax purposes and the partners in such partnership are urged to consult their own tax advisers about the U.S. federal income tax consequences of the Scheme and of the ownership and disposition of Abcam Shares and Abcam ADSs.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Abcam Shares or Abcam ADSs that for U.S. federal income tax purposes is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organised in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect under applicable Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

The discussion below assumes that the representations contained in the Deposit Agreement are true and that the obligations in the Deposit Agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an Abcam ADS should be treated for U.S. federal income tax purposes as holding the Abcam Share represented by the Abcam ADS.

THIS DISCUSSION IS NOT TAX ADVICE. HOLDERS OF ABCAM SHARES AND ABCAM ADSS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SCHEME, IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER U.S. FEDERAL TAX LAWS OTHER THAN THOSE PERTAINING TO INCOME TAX, INCLUDING ESTATE OR GIFT TAX LAWS, OR UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS OR ANY APPLICABLE TAX TREATY.

HOLDERS OF ABCAM SHARES AND ABCAM ADSS WHO ARE NOT U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS REGARDING THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES AND ANY APPLICABLE STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES OF THE SCHEME.

General U.S. Federal Income Tax Treatment of the Scheme

The receipt by a U.S. Holder of cash in exchange for Abcam Shares or Abcam ADSs as a result of the Scheme will be a taxable transaction for U.S. federal income tax purposes. Generally, for U.S. federal income tax purposes, a U.S. Holder will recognise gain or loss equal to the difference between the amount of cash it receives as a result of the Scheme and its aggregate adjusted tax basis in the Abcam Shares or Abcam ADSs that it exchanges for such cash.

Subject to the discussion of the PFIC rules below under “Passive Foreign Investment Company Status”, any gain or loss recognised by a U.S. Holder generally would be long term capital gain or loss if the Abcam Shares or Abcam ADSs surrendered were held for more than one year as of the effective date of the Scheme and would be short term capital gain or loss if the Abcam Shares or Abcam ADSs surrendered were held for one year or less as of the effective date of the Scheme. A reduced tax rate generally applies to long term capital gain of a non-corporate U.S. Holder (including individuals). The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of Abcam Shares or Abcam ADSs at different times or at different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Abcam Shares or Abcam ADSs (generally, shares acquired at the same cost in a single transaction).

Passive Foreign Investment Company Status

The foregoing discussion regarding gain recognised by a U.S. Holder as a result of the Scheme assumes that the Company is not currently, and has not been, a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes during such U.S. Holder’s holding period for the Abcam Shares or Abcam ADSs exchanged in the Scheme.

A non U.S. corporation is treated as a PFIC for any taxable year if either: (i) at least 75 per cent. of its gross income for such year is passive income or (ii) at least 50 per cent. of the value of its assets (based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from commodities and securities transactions. In determining whether a non U.S. corporation is a PFIC, a proportionate share of the assets and income of each corporation in which it owns, directly or indirectly, at least 25 per cent. interest (by value of the stock) is taken into account. Under the PFIC rules, if a non U.S. corporation were considered a PFIC at any time during which a holder held shares in such non U.S. corporation, then the non U.S. corporation would (absent certain elections) generally continue to be treated as a PFIC for all subsequent years with respect to such holder’s shares regardless of whether such non U.S. corporation continues to meet the tests noted above in any subsequent taxable year.

Based on the nature and composition of the Company’s income, assets and operations and the income, assets and operations of the Company’s subsidiaries, the Company does not believe that it is was a PFIC for the current taxable year for the taxable year ending 31 December 2022, and it does not expect to be a PFIC for the current taxable year or in the foreseeable future (in the absence of any special election or other steps in connection with the Scheme) . However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of the Company’s assets for purposes of the

PFIC determination may be determined by reference to the trading value of the Abcam Shares or Abcam ADSs, which could fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to the Company’s determination in any particular year, and, therefore, there can be no assurance that the Company was not a PFIC for the year ending 31 December 2022 or will not be classified as a PFIC for the current taxable year.

If the Company were a PFIC in the current taxable year or in any prior taxable year in which a U.S. Holder has held Abcam Shares or Abcam ADSs, then such U.S. Holder generally would be subject to adverse U.S. federal income tax consequences with respect to gain recognised on any sale or exchange of such Abcam Shares or Abcam ADSs, including an exchange of such Abcam Shares or Abcam ADSs pursuant to the Scheme, unless such U.S. Holder has in effect certain elections, such as the “mark to market election”.

The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders should consult their own tax advisers concerning whether the Company is or has been a PFIC for any taxable year during which such U.S. Holder has owned Abcam Shares or Abcam ADSs, the availability of any applicable elections to such U.S. Holder and the tax consequences of the Scheme to such U.S. Holder in light of any applicable PFIC rules.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting and U.S. federal backup withholding in respect of the payment of cash in exchange for Abcam Shares or Abcam ADSs in the Scheme. U.S. federal backup withholding will not apply if such U.S. Holder furnishes a properly completed and executed IRS Form W 9, or otherwise establishes an exemption from such backup withholding.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which a non-U.S. Holder resides or is established.

Generally, U.S. federal backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number. Each holder should consult such holder’s own tax adviser regarding the information reporting and backup withholding tax rules.

7.	Service contracts and remuneration of Abcam Directors

Save as disclosed below, there are no service contracts in force between any director or proposed director of Abcam or any of its subsidiaries and no such contract has been entered into or amended during the six months preceding the date of this document.

Alan Hirzel

Alan Hirzel is Abcam’s Chief Executive Officer. He is engaged under a service agreement with Abcam, Inc. dated 3 July 2023 (the “Hirzel Service Agreement”). He receives an annual base salary of $819,000.

The Hirzel Service Agreement provides that Mr. Hirzel’s employment with Abcam is at-will. Abcam may terminate the Hirzel Service Agreement without cause at any time effective upon 30 days’ advance written notice to Mr. Hirzel.

If Mr. Hirzel’s employment with Abcam is terminated by Abcam without cause, or if he resigns within 12 months after a change in control for good reason (as such terms are defined in the Hirzel Service Agreement), Mr. Hirzel will also be entitled to receive a severance package formed of the following payments and benefits: (i) 12 months of base salary continuation; (ii) consideration for a pro-rata cash bonus calculated up to the termination date; (iii) all Abcam Shares, or Abcam ADSs, which represent part of prior year bonuses granted but deferred pursuant to the provisions of the ABP shall vest in full on their relevant dates; (iv) any granted but unvested annual LTIP awards would (save for the Transaction) vest, subject to their relevant performance conditions, on their relevant vesting dates (and subject to the rules of the LTIP); and (v) up to 12 months of medical benefit continuation premiums under COBRA. Mr. Hirzel’s severance package is conditional on Mr. Hirzel complying with the surviving provisions of the Hirzel Service Agreement, timely executing a general release of claims in Abcam’s favour, and Mr. Hirzel agreeing that he shall not make any disparaging or defamatory statements with regards to Abcam.

Mr. Hirzel is eligible to receive an annual bonus under the ABP with a target of 75 per cent. of his base salary, such bonus amount to be determined in Abcam’s sole discretion. In the event that Mr. Hirzel exceeds established targets, the bonus amount could be a maximum of 150 per cent. of Mr. Hirzel’s average base salary. 70 per cent. of the value of Mr. Hirzel’s performance bonus will be paid in the form of cash, and 30 per cent. of the value of the performance bonus will be paid as a DSA in the form of a Conditional Share Award (as defined in the rules of the ABP) for Abcam Shares or Abcam ADSs. Mr. Hirzel is also entitled to participate in Abcam-subsidised health, dental and vision insurance plans.

The Hirzel Service Agreement provides that if payments and benefits payable to Mr. Hirzel in connection with a change in control would result in adverse tax consequences under Sections 280G and 4999 of the Code, such payments will be cut back to the extent necessary to avoid such adverse tax consequences unless Mr. Hirzel would be better off on an after-tax basis receiving the full amount of such payments and benefits.

Michael Baldock

Michael Baldock is Abcam’s Chief Financial Officer. He is engaged under a service agreement with Abcam, Inc. dated 1 January 2023 (the “Baldock Service Agreement”). He receives an annual base salary of $610,000.

The Baldock Service Agreement provides that Mr. Baldock’s employment with Abcam is at-will. Abcam may terminate the Baldock Service Agreement without cause at any time effective upon 30 days’ advance written notice to Mr. Baldock.

If Mr. Baldock’s employment with Abcam is terminated by Abcam without cause, Mr. Baldock will also be entitled to receive a severance package formed of the following payments and benefits: (i) 12 months of base salary continuation; (ii) consideration for a pro-rata cash bonus calculated up to the termination date; (iii) Abcam Shares, or Abcam ADSs, which represent part of prior year bonuses granted but deferred pursuant to the provisions of the ABP shall vest in full on their relevant dates; (iv) any granted but unvested LTIP awards that were granted upon Mr. Baldock’s appointment to director would (save for the Transaction) vest on their relevant vesting dates, subject to performance conditions (and subject to the rules of the LTIP); (v) any other unvested annual LTIP awards would (save for the Transaction) vest, subject to their relevant performance conditions, on their relevant vesting dates but shall be time pro-rated to reflect Mr. Baldock’s period of employment at the termination date as a proportion of the relevant performance period applicable to that award (and subject to the rules of the LTIP); and (vi) reimbursement of up to 12 months of medical benefit continuation premiums under COBRA. Mr. Baldock’s severance package is conditional on Mr. Baldock complying with the surviving provisions of the Baldock Service Agreement, timely executing a general release of claims in Abcam’s favour and Mr. Baldock agreeing that he shall not make any disparaging or defamatory statements with regards to Abcam.

Mr. Baldock is eligible to receive an annual bonus under the ABP with a target of 75 per cent. of his base salary, such bonus amount to be determined in Abcam’s sole discretion. In the event that Mr. Baldock exceeds established targets, the bonus amount could be a maximum of 150 per cent. of Mr. Baldock’s average base salary. 70 per cent. of Mr. Baldock’s performance bonus will be paid in the form of cash, and 30 per cent. of the value of the performance bonus will be paid as a DSA in the form of a Conditional Share Award (as defined in the rules of the ABP) for Abcam Shares or Abcam ADSs. Mr. Baldock is also entitled to participate in Abcam-subsidised health, dental and vision insurance plans.

The Baldock Service Agreement provides that if payments and benefits payable to Mr. Baldock in connection with a change in control would result in adverse tax consequences under Sections 280G and 4999 of the Code, such payments will be cut back to the extent necessary to avoid such adverse tax consequences.

Abcam Non-Executive Directors

Peter Allen, Sally Crawford, Mara Aspinall, Mark Capone, Bessie Lee, Giles Kerr and Luba Greenwood, all of whom are non-employee directors of Abcam (the “Non-Executive Directors”), are engaged by Abcam under letters of appointment as set out below. The appointment of the Non-Executive Directors can each be terminated on one month’s notice, save for Peter Allen’s appointment as Chairman which can be terminated on one month’s notice except pursuant to a change of control of Abcam, in which case the notice period is three months.

Non-Executive Directors (excluding Peter Allen) in 2023 are due to receive aggregate annual fees of $1,500,000, with supplemental fees of either $12,500, $20,000 or $35,000 for committee chair service and/or work on various internal projects. Peter Allen has served as Non-Executive Chairman of the Abcam Board since June 2018 and is due to receive an annual fee of £285,000 for the 12 months ending 31 December 2023.

The Company’s fee arrangements for all Non-Executive Directors (including Peter Allen) provide that one-third of their fees are delivered as a fixed number of fully paid Abcam Shares. This fee arrangement was updated in March 2023 so that all Non-Executive Directors (save for Peter Allen) receive an annual fee of $250,000, plus any supplemental fee as shown below, with 75 per cent. of their base fee being delivered by way of shares and 25 per cent. of their base fee in cash. Peter Allen continues to receive one third of his combined fee by way of shares. Shares for Non-Executive Directors are awarded annually at the beginning of the first open period following the announcement of the Company’s annual results. In connection with the Transaction, all of the Non-Executive Directors (including Peter Allen) will receive their annual fee and supplemental fee in the financial year in which the Transaction completes calculated pro-rata to the date of the Court Order, of which 75 per cent. or, in the case of Peter Allen, one third will be delivered as fully paid ordinary shares in Abcam. Any Abcam Shares issued to the Non-Executive Directors will participate in the Scheme on the same terms as all other holders of Scheme Shares.

Non-Executive Director	Date of appointment letter	Date appointment letter took effect	Annual fee	Supplemental fee
Peter Allen	18 June 2018	18 June 2018	£285,000	$35,000
Sally Crawford	10 August 2021	12 August 2021	$250,000	$32,500
Mara Aspinall	14 September 2015	14 September 2015	$250,000	$35,000
Mark Capone	27 January 2021	27 January 2021	$250,000	$20,000
Bessie Lee	27 January 2021	27 January 2021	$250,000	N/A
Giles Kerr	12 December 2018	12 December 2018	$250,000	$12,500
Luba Greenwood	5 September 2022	9 September 2022	$250,000	$20,000

8.	Offer-related arrangements

Transaction Agreement

Explanatory Note Regarding the Transaction Agreement

The following is a summary of the material provisions of the Transaction Agreement, a copy of which was filed with the SEC by the Company on Form 6-K on 28 August 2023 and is available on the SEC’s website, www.sec.gov. This summary does not purport to be complete and may not contain all of the information about the Transaction Agreement that is important to Abcam Shareholders. You should carefully read the Transaction Agreement in its entirety, as the rights and obligations of the parties thereto are governed by the express terms of the Transaction Agreement and not by this summary or any other information contained in this document.

The following summary of the Transaction Agreement is intended to provide information regarding the terms of the Transaction Agreement and is not intended to provide any factual information about Abcam or modify or supplement any factual disclosures about Abcam in its public reports filed with the SEC. In particular, the Transaction Agreement and the related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Abcam. The representations and warranties contained in the Transaction Agreement were made only for purposes of that agreement and as at specific dates, were solely for the benefit of the parties to the Transaction Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by the parties to each other. You should not rely on the representations and warranties contained in the Transaction Agreement as characterisations of the actual state of facts or condition of Abcam, Danaher, the Purchaser or any of their respective subsidiaries, affiliates or businesses. In addition, information concerning the subject matter of the representations, warranties and covenants may change, which subsequent information may or may not be fully reflected in Abcam’s public disclosures.

Structure of the Transaction

The Transaction will be implemented by means of a scheme of arrangement under Part 26 of the Companies Act. The Scheme involves an application by Abcam to the Court to sanction the Scheme, pursuant to which all of the Scheme Shares will be transferred to the Purchaser or its nominee(s) in consideration for which holders of Scheme Shares will receive the Consideration of USD 24.00 per share. The transfer of the Scheme Shares to the Purchaser or its nominee(s), provided for in the Scheme, will result in the entire issued and to be issued share capital of Abcam (other than any Treasury Shares) being owned by the Danaher Group (directly or indirectly). Under the terms of the Transaction Agreement, neither the Purchaser nor Danaher may elect to implement the acquisition of the entire issued and to be issued share capital of Abcam means of an Offer without Abcam’s prior written consent (to be granted in Abcam’s sole discretion).

When the Transaction Becomes Effective

The Transaction will become Effective once all the Conditions have been satisfied or (where applicable) waived, the Scheme has been sanctioned by the Court and a copy of the Court Order has been delivered to the Registrar of Companies.

Treatment of Company Equity Plans

The effect of the Transaction on the Company Equity Plans is as follows:

•

on the date of the Court Order being granted Awards granted under the LTIP, AGP and PGIP that have not already vested will vest to the extent determined by the Remuneration Committee in accordance with the rules of the applicable Company Equity Plan, such that with respect to PGIP Awards, when making its vesting determination the Remuneration Committee will take into account (i) the satisfaction of performance conditions, and (ii) time pro-rating from the relevant grant date to the date on which the Court sanctions the Scheme. Any holding period will cease to apply;

•	on the date of the Court Order being granted, outstanding DSA that have not already vested will vest in full in accordance with the rules of the ABP, and any holding period will cease to apply;

•

outstanding options granted under the SOS 2005 and the SOP 2015 will generally remain exercisable until the expiry of the earlier of the normal exercise period, and (i) if granted under the SOS 2005, the six month period following the Court Order being granted, and (ii) if granted under the SOP 2015, the one month period following the Court Order being granted, in accordance with the rules of the SOS 2005 or SOP 2015 (as applicable);

•	outstanding options granted under the CSOP will remain exercisable until the date that falls seven days before the Court Order being granted, in accordance with the rules of the CSOP; and

•

Abcam Shares held in the SIP Trust on behalf of the participants in the Company SIP and any unallocated Abcam Shares held in the SIP Trust will participate in the Scheme on the same terms as all other holders of Abcam Shares.

Representations and Warranties

The Transaction Agreement contains representations and warranties of Abcam, subject to certain exceptions in the Transaction Agreement and in the disclosure letter delivered in connection with the Transaction Agreement as to, among other things:

•	due incorporation, valid existence and qualification to do business;

•	corporate authority, authorisation and approvals relating to the execution, delivery and performance of the Transaction Agreement;

•	the enforceability of the Transaction Agreement against Abcam;

•	solvency in respect of Abcam or any of its subsidiaries;

•

required consent of or filings with any Governmental Authority or any stock market or stock exchange for the execution and performance by Abcam of the Transaction Agreement and the consummation of the Transaction;

•	the absence of contravention with, or violation of Abcam Articles, constitutional or organisational document of its subsidiaries, applicable laws, material contracts and permits;

•	the absence of creation or imposition of encumbrance on any asset of Abcam or any of its subsidiaries;

•	capitalisation of Abcam;

•	due incorporation, valid existence, good standing and ownership of subsidiaries;

•	the reports, schedules, forms, statements, prospectuses, registration statement documents filed with or furnished to the SEC;

•	maintenance of disclosure controls and procedures, and internal controls over financial reporting;

•	financial statements;

•	the absence of any event, change, effect, circumstance, fact, development or occurrence that has had or would reasonably expected to have a Company Material Adverse Effect (as defined below);

•	the absence of undisclosed material liabilities or obligations;

•	the absence of litigation, either individually or in the aggregate, exceeding £10 million in value;

•	compliance with applicable law since 1 January 2021;

•

authorisations of the US Food and Drug Administration and authorisations of any applicable Governmental Authority necessary for the operations of the business of Abcam or any of its subsidiaries as currently conducted;

•	absence of any material corporate integrity agreements, monitoring agreements, settlement orders or similar agreements with or imposed by any Governmental Authority;

•	material contracts;

•	tax matters;

•	employee and employee benefit plans;

•	intellectual property;

•	data protection and information technology;

•	real properties;

•	environmental matters;

•	compliance with applicable bribery legislation (including the U.S. Foreign Corrupt Practices Act of 1977 and the U.K. Bribery Act 2010) and applicable international trade laws;

•	anti-takeover statues and U.K. Takeover Code;

•	receipt by the Abcam Board of an opinion of each of Morgan Stanley and Lazard as to the fairness, from a financial point of view, of the Consideration to be paid to the holders of Scheme Shares;

•	finders’ fees; and

•	insurance coverage.

The Transaction Agreement also contains representations and warranties of Danaher and the Purchaser as to, among other things:

•	due incorporation, valid existence and qualification to do business;

•	corporate power and approvals relating to the execution and performance of the Transaction Agreement and consummation of the Transaction;

•	the enforceability of the Transaction Agreement against Danaher and the Purchaser;

•	solvency in respect of the Purchaser and Danaher;

•

required consent of or filings with any Governmental Authority or any stock market or stock exchange for the execution and performance by the Purchaser and Danaher of the Transaction Agreement and the consummation of the Transaction;

•	the absence of contravention with, or violation of constitutional or organisational document of the Purchaser or Danaher, applicable laws, material contracts and permits;

•	the absence of creation or imposition of encumbrance on any asset of Danaher or any of its subsidiaries;

•	the absence of litigation; and

•	finders’ fees.

Some of the representations and warranties in the Transaction Agreement are qualified by materiality qualifications, being a “Company Material Adverse Effect” or a “Parent Material Adverse Effect” qualification with respect to either Abcam, the Purchaser or Danaher (as applicable), as discussed below.

For purposes of the Transaction Agreement, a “Company Material Adverse Effect” means any event, change, effect, circumstance, fact, development or occurrence, individually or in the aggregate with other event, change, effect, circumstance, fact, development or occurrence, that has or would reasonably be expected to have a material adverse effect on (i) the ability of Abcam to perform its obligations under the Transaction Agreement or to consummate the Transaction, or (ii) the business, operations or financial condition of Abcam and its subsidiaries, taken as a whole, provided that (with respect to (ii) only) no event, change, effect, circumstance, fact, development or occurrence to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect:

•	any changes in economic conditions in the United Kingdom, the United States or any other country or jurisdiction(s) or other general business, financial or market conditions;

•	any changes in conditions generally affecting the industry (including seasonal or business cycle fluctuations) in which Abcam or any of its subsidiaries operate;

•	fluctuations in the value of any currency;

•

regulatory, legislative or political conditions or conditions in securities, credit, financial, debt or other capital markets (including changes in interest or inflation rates), in each case in the United Kingdom, the United States or any other country or jurisdiction;

•

any adoption, implementation, promulgation, repeal, modification, amendment, authoritative interpretation, change or proposal of any applicable law of or by any Governmental Authority or any recommendations, statements or other pronouncements made, published or proposed by any industry body;

•	any changes or prospective changes in IFRS or, to the extent applicable to Abcam or any of its subsidiaries, U.S. GAAP (or, in either case, authoritative interpretations thereof);

•

geopolitical conditions, the outbreak or escalation of hostilities, governmental shutdown, civil or political unrest, any acts of war, sabotage, cyberattack or terrorism, or any escalation or worsening of the foregoing;

•

any epidemic or pandemic (including any laws, guidelines, directives, rules or regulations introduced or changed, from time to time, by any Governmental Authority in relation to any such epidemic or pandemic) or any hurricane, earthquake, flood, calamity or other natural disasters, acts of God, any change resulting from weather conditions or any other force majeure event (or any worsening of any of the foregoing);

•

any suspension of trading in or decline, in and of itself, in the market price or trading volume of Abcam ADSs (provided that any event, change, effect, circumstance, fact, development or occurrence giving rise to or contributing to such suspension or decline that are not otherwise excluded from this definition of Company Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect);

•

any failure, in and of itself, by Abcam or any of its subsidiaries to meet any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (provided that any event, change, effect, circumstance, fact, development or occurrence giving rise to or contributing to such failure that are not otherwise excluded from this definition of Company Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect);

•

the execution and delivery of the Transaction Agreement, the public announcement (including any leaks or unintentional announcements) or the pendency of the Transaction Agreement or the pendency or consummation of the Transaction, the taking of any action (or omitting to take any action) required by the Transaction Agreement, or the identity of, or any facts or circumstances relating to, Danaher or any of its subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of Abcam or any of its subsidiaries with Governmental Authorities, customers, suppliers, partners, distributors, lenders, payors, officers, employees or other material business relations, subject to certain exceptions set forth in the Transaction Agreement;

•

the entry by any Governmental Authority into any proceedings or order relating to the Transaction, including any such proceedings or order requiring any assets or lines of business to be sold, licensed or otherwise disposed or held separate thereafter in connection with any antitrust, merger control, or foreign investment approvals, consents, clearances, permissions, waivers required in connection with the Transaction;

•	any claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of securities laws, in each case relating to the Transaction Agreement or the Transaction;

•

any act or omission taken or not taken at the request of, or with the consent of, Danaher or the Purchaser or any matter Disclosed in the disclosure letter delivered in connection with the Transaction Agreement; or

•	the availability or cost of financing to Danaher or any of its subsidiaries or any breach by Danaher or the Purchaser of the Agreement.

Certain matters referred to in the definition of Company Material Adverse Effect may be taken into account (to the extent not excluded by another clause of the definition) to the extent that the impact of any such the effect of such matters on Abcam and its subsidiaries, taken as a whole, is disproportionately adverse relative to the impact of the effect of such matters on companies operating in the industry in which Abcam and its subsidiaries operate, and then solely to the extent of such disproportionate impact. In determining whether a Company Material Adverse Effect has occurred or would be reasonably be expected to occur, any right to insurance or indemnification available to Abcam and its subsidiaries is taken into account.

For the purpose of the Transaction Agreement, a “Parent Material Adverse Effect” means any event, change, effect, circumstance, fact, development or occurrence that would prevent, materially delay or materially impair the ability of Danaher or the Purchaser to perform their respective obligations under the Agreement or consummate the Transaction.

Conduct of Business Pending the Effective Date

The Transaction Agreement provides that, during the period from 26 August 2023 until the earlier of (a) the termination of the Transaction Agreement in accordance with its terms and (b) the Effective Date, except (i) as expressly required or otherwise expressly contemplated under the Transaction Agreement or as required by applicable law; (ii) with the written consent of the Purchaser (which will not be unreasonably withheld or delayed); or (iii) as set forth in the disclosure letter delivered in connection with the Transaction Agreement, Abcam will, and will cause each of its subsidiaries to, use all reasonable endeavours to carry on its business in the ordinary course of business, and preserve intact its business organisation, keep available the services of its key employees and maintain its existing relations and goodwill with material customers, distributors, suppliers, licensors, licensees and other third parties with whom it has material business relations.

In addition, during the period from 26 August 2023 until the earlier of (a) the termination of the Transaction Agreement in accordance with its terms and (b) the Effective Date, except as prohibited or required or otherwise contemplated under the Transaction Agreement or as prohibited or required by applicable law, Abcam will not, and will cause each of its subsidiaries not to, without the written consent of the Purchaser

(which will not be unreasonably withheld, conditioned or delayed), subject in each case to certain exceptions specified in the Transaction Agreement, among other things:

•	adopt or propose any amendment to the Abcam Articles or amend the terms of the Deposit Agreement;

•

acquire (including by merger, takeover offer, scheme of arrangement or acquisition of securities or assets or by any other means) or authorise or announce an intention to so acquire, or enter into any agreements providing for any acquisition of, any securities of or other equity interest in or assets comprising a business or division of any other person;

•

authorise, declare, set aside, make or pay any dividends or distribution with respect to its shares or other equity securities (whether in cash, assets, shares or other securities of Abcam or any of its subsidiaries), other than dividends or distributions made by any wholly owned subsidiary of Abcam to Abcam or to any wholly owned subsidiary of Abcam;

•

split, combine, consolidate, subdivide, reduce, reclassify or redesignate any of its share capital or other equity securities, or redeem, purchase, cancel or otherwise acquire or offer to acquire any of its share capital or other equity securities;

•

issue, deliver, grant, sell, pledge, dispose of, charge, mortgage or encumber, or authorise the issuance, delivery, grant, sale, pledge, disposition, charging, mortgaging or encumbrance of, any shares, voting securities or other equity securities (including any Abcam ADS) in Abcam or any subsidiary of Abcam or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or equity securities (including any Abcam ADS) or take any action to cause to be exercisable or vested any otherwise un-exercisable or unvested Abcam share option under any existing Company Equity Plan (except as otherwise provided by the terms of any Company Equity Plan);

•

increase the compensation or benefits payable to any of its directors, executive officers or employees, except for, among other things, annual or other regular merit-based increases of salaries or wage rates in the ordinary course of business (provided that such increases in base salaries or wage rates shall not exceed 6 per cent. in the aggregate);

•

grant or pay any of its directors, executive officers or employees any bonuses, incentive compensation, retention awards or increases in severance or termination pay, other than annual bonuses and retention awards pursuant to the provisions of the Transaction Agreement;

•

establish, adopt, enter into, amend in any material respect or terminate any collective bargaining agreement or company employee plan (as defined in the Transaction Agreement), or any plan, contract, policy or arrangement that would be a company employee plan if it were in effect on 26 August 2023;

•	take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Equity Plan;

•	terminate employment of any senior employee (as defined in the Transaction Agreement), other than for cause;

•

hire or promote any new senior employee except to replace any departed senior employee (other than any departed senior employee who is the chief executive officer, chief financial officer and any member of the executive leadership team);

•	enter into or amend any agreement or arrangement that provides for the recognition of or requirement to bargain with any union, works counsel or other body that represents any Abcam employee;

•

liquidate (completely or partially), wind up, dissolve, place into administration or receivership, enter into any voluntary arrangement or other compromise with creditors, restructure, recapitalise or effect any other reorganisation (including any restructuring, recapitalisation or reorganisation between or among any of Abcam or its subsidiaries), or adopt any plan or resolution, or take any other action providing for any of the foregoing other than the winding up and dissolution of dormant or immaterial subsidiaries of Abcam;

•

make any loans, advances or capital contributions to, or investment in, any other person, other than, among others, to a wholly owned subsidiary of Abcam or for the extension of trade credit in the ordinary course of business;

•

sell, lease, license, assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any encumbrance (other than an encumbrance permitted under the Transaction Agreement), any of its properties, rights or assets (including shares in the capital of any subsidiaries);

•

other than in the ordinary course of business or as would not be adverse to Abcam or any of its subsidiaries in any material respect: enter into any contract which if in effect on 26 August 2023 would have been a material contract; or materially modify, materially amend, extend or terminate any material contract;

•

make any capital expenditure(s) or enter into agreements or arrangements providing for capital expenditure(s) except that are not included in Abcam’s capex plan provided to the Purchaser prior to 26 August 2023, or any subsequent capex plan(s) prepared in the ordinary course with the approval of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), that are individually in excess of £2.5 million or in the aggregate in excess of £5 million;

•

except with respect to tax matters, initiate any new material proceeding or waive, release, assign, compromise or settle any proceeding to which Abcam or any of its subsidiaries is a defendant, other than compromise or settlement of any proceeding involving payment of an amount in cash not to exceed £10 million individually or in the aggregate;

•

make any material change in its financial accounting methods, principles, practices, policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes;

•

make or change any material tax election, change any tax accounting period, adopt or change any material method of tax accounting, make any amendment to any tax return that would have a material effect, enter into any closing agreement or seek any ruling from any Governmental Authority in respect of a material amount of taxes, initiate any voluntary tax disclosure with any Governmental Authority with respect to taxes, or settle or compromise any proceeding related to material taxes and for these purposes a proceeding shall be deemed to relate to material taxes to the extent such settlement or compromise provides for the payment by Abcam or its subsidiaries of an amount of tax exceeding £10 million;

•

enter into any material transaction, or amend, extend or modify any existing material transaction, with any person with whom Abcam or any of its subsidiaries is considered related or otherwise connected for the purposes of any tax, where such resulting transaction is carried out on terms other than those that would be agreed at arm’s length;

•

incur, assume, guarantee, endorse or otherwise become liable for any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise);

•

enter into any transaction with any Abcam Shareholder or Abcam ADS Holder, or director or named executive officer, except for any such transactions, agreements or understanding with any holders of Abcam Shares and/or Abcam ADSs who hold less than 5 per cent. of the outstanding equity securities of Abcam that (i) are in the ordinary course of business, (ii) are not with a director or named executive officer of Abcam and (iii) do not otherwise require the consent of the Purchaser under the Transaction Agreement;

•	enter into, amend, modify or supplement any term of any engagement letter between Abcam and any of its financial or professional advisers in connection with the Transaction;

•

terminate, amend, modify or intentionally release or intentionally waive any provision of any confidentiality agreement to which Abcam of any of its affiliates is a party or fail to enforce all such provisions of any such agreement; or

•	agree or authorise, in writing or otherwise, to take any of the foregoing actions.

Competing Proposals; Non-solicitation

Except as expressly permitted by the Transaction Agreement, between 26 August 2023 and the earlier of the termination of the Transaction Agreement in accordance with its terms and the Effective Date, Abcam will not, and will cause its subsidiaries and direct its representatives not to, directly or indirectly:

•

continue, and will procure the cessation of any and all existing discussions or negotiations with any third party ongoing as at 26 August 2023 with respect to any competing proposal (as defined below) and Abcam will by 30 August 2023, (i) terminate access of any third party to any data room containing confidential information of Abcam, and (ii) request the return or destruction of all confidential information provided to third parties prior to 26 August 2023 that have entered into confidentiality agreements with Abcam relating to a competing proposal (such obligation having already been satisfied as at the date of this document);

•	solicit, initiate, participate in, knowingly facilitate, knowingly assist or knowingly encourage any enquiries regarding, or the making of submission of any competing proposal;

•	enter into or participate in any discussions or negotiations in respect of any competing proposal or furnish to any third party any information in connection with any competing proposal;

•

enter into or adopt any letter of intent, head of terms, memorandum of understanding or similar document, agreement, commitment, or agreement in principle (whether written or oral, biding or nonbinding) with respect to a competing proposal (other than an acceptable confidentiality agreement);

•	make a Company Adverse Recommendation Change (as defined in the Transaction Agreement); or

•	resolve or agree to do any of the foregoing.

Pursuant to the Transaction Agreement, and as used throughout this document, a “competing proposal” means any indication of interest, proposal or offer from any person (or person acting in concert) or group (other than a member of the Purchaser Group) relating to: (i) any direct or indirect acquisition, in a single transaction or a series of related transactions, of (A) more than 20 per cent. of the consolidated assets of Abcam and its subsidiaries, taken as a whole, or to which more than 20 per cent. of the revenues or earnings of Abcam and its subsidiaries, taken as a whole, on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, or (B) whether by issuance or transfer, shares of more than 20 per cent. of the outstanding voting or equity securities of Abcam, including Abcam ADSs (whether by voting power or number of shares); (ii) any takeover offer, tender offer or exchange offer that, if consummated, would result in such person or group beneficially owning more than 20 per cent. of the outstanding voting or equity securities of Abcam, including Abcam ADSs (whether by voting power or number of shares); or (iv) merger, consolidation, share exchange, scheme of arrangement, business combination, joint venture, reorganisation, recapitalisation, liquidation, dissolution or similar transaction or series of related transactions involving Abcam or any of its subsidiaries pursuant to which persons other than the shareholders of Abcam immediately preceding such transaction would hold more than 20 per cent. of the voting or equity securities in Abcam (including Abcam ADSs) or, as applicable, in such surviving, resulting or ultimate parent entity as a result of such transaction (in each case whether by voting power or number of shares).

Receipt of Competing Proposal

If at any time after 26 August 2023 and before the earlier of the termination of the Transaction Agreement in accordance with its terms and the Effective Date, the Abcam Board receives an unsolicited competing proposal from any person, that has not resulted from a material breach of the non-solicitation provisions of the Transaction Agreement, then after providing notice to the Purchaser, Abcam and its representatives may, among other things, contact such person to clarify (but not negotiate) the terms and conditions of such competing proposal, and if the Abcam Board (or any committee thereof) determines in good faith, after consultation with its financial advisers and outside legal counsel, that such competing proposal constitutes or would reasonably be likely to lead to a superior proposal (as defined below) and the failure to take such action would be inconsistent with their fiduciary duties under applicable laws, then Abcam and its representatives may:

•	engage in negotiations or discussions with such third party who has made such competing proposal and its representatives and financing sources; and

•

provide, pursuant to an acceptable confidentiality agreement, information relating to Abcam or any of its subsidiaries to such third party who has made such competing proposal and its representatives and financing sources; provided that all such information (to the extent that it has not been previously provided or made available to the Purchaser) would also be provided concurrently to the Purchaser with provision to such third party.

Abcam must: (i) promptly (and in any event within 24 hours) notify the Purchaser if any a competing proposal has been received, including the identity of any third party that makes such a competing proposal, and provide to the Purchaser a copy of any written competing proposal (including any proposed term sheet, letter of intent, agreement or other documents provided in connection with such competing proposal); (ii) keep the Purchaser reasonably informed of any material developments, discussions or negotiations regarding any such competing proposal (including any change of terms); and (iii) respond as promptly as reasonably practicable to any reasonable requests made by the Purchaser in connection with such competing proposal.

Pursuant to the Transaction Agreement, and as used throughout this document, a “superior proposal” means any bona fide, written competing proposal made after the 26 August 2023 by any person (or persons acting in concert) or group (other than any member of the Purchaser Group) (with all references to “20 per cent.” in the definition of competing proposal being deemed to be references to “50 per cent.”) on terms that the Abcam Board (or any committee thereof) determines in good faith, after consultation with its financial adviser and outside legal counsel, and taking into account all the terms and conditions of the competing proposal (and taking into account any revised terms and conditions proposed by Danaher and the Purchaser) that the Abcam Board (or any committee thereof) considers to be appropriate, would result in a transaction that is more favourable to Abcam Shareholders than the Transaction.

Changes in Board Recommendation

The Abcam Board has unanimously recommended that Abcam Shareholders vote in favour of the Scheme and the Resolution, which recommendation is referred to as the “Company Board Recommendation” in the Transaction Agreement. The Transaction Agreement permits the Abcam Board to change its recommendation only in certain limited circumstances, as described below.

Except as expressly permitted by the Transaction Agreement, the Abcam Board may not:

•	recommend or approve or publicly propose to recommend, adopt or approve any competing proposal;

•

withdraw, qualify, amend or modify in a manner adverse to the Purchaser or Danaher (or publicly propose to withdraw, or qualify, amend or modify in a manner adverse to the Purchaser or Danaher), the Company Board Recommendation; or

•	fail to include the Company Board Recommendation in this document.

Competing Proposal

Notwithstanding anything to the contrary contained in the Transaction Agreement, at any time before Abcam Shareholders approve the Scheme, if Abcam Board receives a bona fide competing proposal, that has not resulted from a material breach of the non-solicitation provisions of the Transaction Agreement, and the Abcam Board (or any committee thereof), after consultation with its financial advisers and outside legal counsel, has determined, in good faith, that such competing proposal constitutes a superior proposal and that a failure to take action in response to such competing proposal would be inconsistent with its fiduciary duties under applicable law, then:

•	the Abcam Board (or any committee thereof) may make a Company Adverse Recommendation Change (as defined in the Transaction Agreement); and/or

•	Abcam may terminate the Transaction Agreement,

in both cases, if and only if:

•

Abcam notifies Danaher and the Purchaser in writing at least five Business Days before taking such action, and such notice includes an unredacted copy of the superior proposal (or, if not in writing, the material terms and conditions thereof and the identity of the person(s) making any such superior proposal);

•

Abcam and its representatives negotiate in good faith with the Purchaser, Danaher and their representatives during such five Business Day notice period, to the extent that the Purchaser and Danaher affirmatively seek to negotiate and make themselves reasonably available to negotiate, to enable the Purchaser and Danaher to jointly propose revisions to the terms of the Transaction Agreement that would cause such superior proposal to no longer constitute a superior proposal; and

•

following the five Business Day period, the Abcam Board (or any committee thereof) considers in good faith any revisions to the terms of the Transaction Agreement proposed in a binding written proposal by the Purchaser and Danaher, and, following the satisfaction of such requirements, the Abcam Board (or any committee thereof) determines in good faith that the superior proposal would nevertheless continue to constitute a superior proposal notwithstanding any revisions proposed by the Purchaser and Danaher. Every subsequent material revision or material modification to any such superior proposal (any proposed change in the form or amount of consideration offered shall be deemed a material revision or material modification) shall restart the period set out in the second bullet above, except that such period shall be two Business Days (instead of five Business Days).

Intervening Event

Notwithstanding anything to the contrary contained in the Transaction Agreement, at any time before Abcam Shareholders approve the Scheme, an intervening event (as defined below) occurs, and the Abcam Board (or any committee thereof), after consultation with its financial advisers and outside legal counsel, has determined, in good faith, that the failure to such action would be inconsistent with its fiduciary duties under applicable law, then:

•	the Abcam Board may make a Company Adverse Recommendation Change; and/or

•	Abcam may terminate the Transaction Agreement,

in both cases, if and only if:

•

Abcam notifies Danaher and the Purchaser in writing at least five Business Days before taking such action, and such notice includes a reasonably detailed description of the intervening event (including the facts and circumstances providing the basis for the determination by Abcam Board (or any committee thereof) to effect such Company Adverse Recommendation Change);

•

Abcam and its representatives negotiate in good faith with the Purchaser, Danaher and their representatives during such five Business Day notice period, to the extent that the Purchaser and Danaher affirmatively seek to negotiate and make themselves reasonably available to negotiate, to enable the Purchaser and Danaher to jointly propose revisions to the terms of the Transaction Agreement that would cause Abcam to no longer make a Company Adverse Recommendation Change;

•

Abcam and its representatives provide to the Purchaser, Danaher and their representatives all applicable information with respect to such intervening event reasonably requested by the Purchaser or Danaher to allow it to propose revisions to the terms of the Transaction Agreement; and

•

following the five Business Day period, Abcam Board (or any committee thereof) considers in good faith any revisions to the terms of the Transaction Agreement proposed in a binding written proposal by the Purchaser and Danaher, and, following the satisfaction of such requirements, the Abcam Board (or any committee thereof) determines in good faith that the failure to take such action in response to such intervening event would continue to be inconsistent with its fiduciary duties under applicable law notwithstanding the revisions proposed by the Purchaser and Danaher.

Pursuant to the Transaction Agreement, and as used throughout this document, an “intervening event” means any means any Effect that: (i) is material to Abcam and its subsidiaries (taken as a whole) that was not known to or reasonably foreseeable by Abcam Board as at 26 August 2023 (or if known, the magnitude or material consequences of which were not known by Abcam Board as at 26 August 2023); (ii) does not result from a breach of the Transaction Agreement by Abcam or relate to any clearance or the expiration or termination of any waiting period under applicable law; and (iii) does not relate to or involve any competing proposal or any enquiry or communications relating thereto, provided that in no event shall the following constitute, or be taken into account in determining the existence of an intervening event: (i) the fact alone that Abcam meets or exceeds any internal or published forecasts or projections for any period, or any changes alone after 26 August 2023 in the market price or trading volume of Abcam ADSs or (ii) any event, fact or circumstance relating to or involving Danaher or its affiliates.

The non-solicitation provisions of the Transaction Agreement do not prohibit the Abcam Board from (i) taking and disclosing to Abcam Shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the U.S. Exchange Act; (ii) making any required disclosure to Abcam Shareholders if the Abcam Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law; (iii) making any “stop, look and listen” communication to Abcam Shareholders pursuant to Rule 14d-9(f) promulgated under the U.S. Exchange Act; or (iv) making honest and complete disclosure to the Court at the hearing to sanction the Scheme as required by applicable law.

Efforts to Complete the Transaction

Abcam, Danaher and the Purchaser have agreed, each party will use all reasonable endeavours to implement or procure to implement the Transaction Agreement and the Scheme in accordance with the terms of the Transaction Agreement.

Danaher and the Purchaser have each agreed to, among other things:

•

provide to Abcam all such information about itself, the Purchaser Group as may reasonably be requested by Abcam for the purpose of inclusion in this document or any document required for the implementation of the Scheme and to provide such other co-operation and assistance as may reasonably be required in connection with the preparation of this document or any document required for the implementation of the Scheme; and

•

notify Abcam promptly of: (i) any changes in the information disclosed in any document or announcement published by Abcam, Danaher or the Purchaser in connection with the Transaction which are material in the context of that document or announcement; and (ii) any material new information which may be relevant to an Abcam Shareholder in considering the merits of the Transaction, and agree that any such information may be published by Abcam if (a) it determines that such disclosure is necessary to ensure that all Abcam Shareholders have sufficient information to consider the merits of the Transaction and (b) Danaher or the Purchaser (as applicable) has consented to the content and form of the disclosure (such consent not to be unreasonably withheld, conditioned or delayed).

Abcam has agreed to, among other things:

•

prior to the General Meeting keep the Purchaser informed on a reasonably regular basis of the number of proxy votes received in respect of the Resolution to be proposed at the General Meeting and the Court Meeting; and

•

afford the Purchaser group and their representatives reasonable access to Abcam’s and its subsidiaries’ all information concerning its business, properties and personnel in furtherance of the consummation of the Transaction.

Clearances

The Purchaser is responsible for contacting and corresponding with Governmental Authorities in relation to the Identified Clearances. The Purchaser shall consult with Abcam and keep Abcam updated as to the progress of obtaining such Identified Clearances. Abcam undertakes to cooperate with Danaher and the Purchaser in relation to the Identified Clearances and assist the Purchaser in communicating with any Governmental Authority in relation to such Identified Clearances and promptly provide such information and assistance to the Purchaser as they may reasonably require for the purposes of obtaining such Identified Clearance and for the purpose of making a submission, filing or notification to any Governmental Authorities in connection with any Identified Clearances as soon as reasonably practicable.

The Purchaser undertakes to Abcam that it shall, among other things:

•

take all such steps and make as promptly as reasonably practicable, and in any event within applicable deadlines and due dates, such filings with all appropriate Governmental Authorities, jointly or separately, as are necessary or reasonably desirable to obtain the Identified Clearances;

•

subject to applicable law, promptly notify Abcam and provide copies of any significant communications with any Governmental Authority in connection with obtaining the Identified Clearances, provided that the Purchaser shall not be obliged to provide to the Company, or shall be permitted to redact, any confidential or other sensitive information of the Purchaser (including concerning the Purchaser’s valuation of or future plans for Abcam);

•

subject to applicable law, use all reasonable endeavours to procure that Abcam and its representatives are able to attend any meetings or hearings and participate in any discussions with any Governmental Authority in connection with obtaining the Identified Clearances;

•

in connection with obtaining any approval or consent relating to any applicable law, the Purchaser shall (and shall cause its subsidiaries and affiliates to) cooperate in good faith with the Governmental Authorities and shall promptly take any and all actions to complete lawfully the Transaction as soon as reasonably practicable (but in any event prior to the Long Stop Date) and any and all action, including litigation, necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Governmental Authority or the issuance of any Order (as defined in the Transaction Agreement) that would (or to obtain the agreement or consent of any Governmental Authority to the Transaction the absence of which would) delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Transaction, including but not limited to: (i) proffering and consenting and/or agreeing to an Order or other agreement providing for the sale, licensing or other disposition, or the holding separate of, or other limitations or restrictions on, or limiting any freedom of action with respect to, any assets, categories of assets or lines of business of Abcam (including affiliates); and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business of Abcam (including affiliates), in each case, at such time as may be necessary to permit the lawful consummation of the Transaction prior to the Long Stop Date, provided that neither the Purchaser nor its affiliates shall be required to, and Abcam and its affiliates shall not without the Purchaser’s prior written consent, offer or agree to divest or hold separate, or enter into any licensing or similar arrangement or any limitations or restrictions with respect to, any assets, categories of assets or lines of business of the Purchaser or its affiliates.

Directors’ and Officers’ Indemnification and Insurance

Abcam and the Purchaser have agreed that, from and after the Effective Date, the Purchaser shall cause Abcam and each of its subsidiaries to the fullest extent permitted by applicable law:

•

to indemnify, defend and hold harmless any directors, managers and officers of Abcam or any of its subsidiaries as at the Effective Date and any person who was a director, manager or officer of Abcam or any of its subsidiaries in the six years prior to the Effective Date (collectively referred to in the Transaction Agreement as the “D&O parties”) against any liability arising in connection with or in relation to such D&O party’s position as a director, manager or officer of Abcam or any of its subsidiaries at least to the extent such D&O party is indemnified immediately prior to the Effective Date pursuant to the Abcam Articles or any deed of indemnity or other agreement between such D&O party and Abcam or any of its subsidiaries; and

•

to maintain in effect for a period of six years after the Effective Date, (i) the policies of directors’ and officers’ liability insurance maintained by Abcam or any of its subsidiaries immediately prior to the Effective Date for the benefit of any D&O party or (ii) to provide substitute policies of at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the D&O parties when compared to the insurance maintained by Abcam and its subsidiaries as at 26 August 2023; or

•

to obtain as at the Effective Date “tail” directors’ and officers’ liability insurance policies with a claims period of six years from the Effective Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the D&O parties when compared to the insurance maintained by Abcam and its subsidiaries as at 26 August 2023, in each case with respect to claims arising out of or relating to events which occurred on or prior to the Effective Date.

The obligations of the Purchaser and Abcam and its subsidiaries under the directors’ and officers’ indemnification and insurance provision of the Transaction Agreement shall not be terminated, amended or modified in any manner so as to materially adversely affect any D&O party (including such person’s successors, heirs and legal representatives) to whom the directors’ and officers’ indemnification and insurance provision of the Transaction Agreement applies, without the written consent of such affected D&O party.

The rights of the D&O parties under the directors’ and officers’ indemnification and insurance provision of the Transaction Agreement shall be in addition to any rights such D&O parties may have under the Abcam Articles or constitutional documents of any of Abcam’s subsidiaries, or under any applicable law, and the Purchaser shall, and shall cause Abcam and each of its subsidiaries to, honour and perform under all indemnification agreements entered into by Abcam or any of its subsidiaries, as applicable, as in effect on

26 August 2023.

Coordination on Litigation

Abcam shall promptly notify the Purchaser in writing any shareholder demands or proceedings (including derivative claims) commenced against Abcam, its subsidiaries and/or its or its subsidiaries’ respective directors or officers relating to the Transaction Agreement or the Transaction (defined as “Transaction Litigation” in the Transaction Agreement), and shall keep the Purchaser informed on a reasonably current basis regarding any Transaction Litigation (including promptly furnishing to the Purchaser and its representatives such information relating to such Transaction Litigation as may reasonably be requested by the Purchaser and that would not reasonably expected to result in the waiver of any attorney-client or other legal privilege.

Abcam shall give the Purchaser the opportunity to consult with is regarding the defence and settlement of any Transaction Litigation, consider in good faith the Purchaser’s advice with respect to such Transaction Litigation and give the Purchaser the opportunity to participate (at the Purchaser’s expense) in the defence or settlement of such Transaction Litigation. Neither Abcam nor any of its subsidiaries shall propose or agree to settle any Transaction Litigation without the Purchaser’s prior written consent (not to be unreasonably withheld, conditioned or delayed), unless Abcam Board or the board of directors of the relevant subsidiary (or, in each case, any committee thereof) determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

Other Covenants and Agreements

The Transaction Agreement also contains additional covenants, including, among others, covenants relating to the payoff and release of revolving credit facility; resignation of existing directors and appointment of new directors to Abcam Board; the delisting of Abcam ADSs; provision of assistance and information for any tax rulings, clearances or consents necessary or desirable in connection with the Transaction, and public announcements with respect to the Transaction.

Conditions to Completion of the Transaction

The Conditions to completion of the Transaction are set out in Part III (Conditions to and Further Terms of the Scheme and the Transaction) of this document. The Transaction is conditional upon the Scheme becoming unconditional and becoming Effective, by no later than the Long Stop Date. The Scheme is conditional on, among others:

•	approval of the Scheme by Scheme Shareholders at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting;

•	approval of the Scheme by Abcam Shareholders at the General Meeting or any adjournment of that meeting;

•

the sanction of the Scheme by the Court (with or without to any modification (but subject any non-de minimis modifications being acceptable to Abcam and the Purchaser, acting reasonably and in good faith) and the delivery of a copy of the Court Order to the Registrar of Companies; and

•	the Court Order being delivered to the Registrar of Companies on or before the Long Stop Date (or such later date, if applicable, as extended under the Transaction Agreement).

In addition, Abcam and the Purchaser have agreed that the Transaction will be conditional upon the following Conditions and, accordingly, the necessary actions to make the Scheme Effective will not be taken unless the following Conditions have been satisfied or, where relevant, waived:

•	all Identified Clearances as required in connection with the Transaction having been obtained from the relevant Governmental Authorities;

•

no undertaking, condition, obligation, commitment, remedy, order, judgment, injunction, decree, writ, stipulation, determination or award having been issued by any Governmental Authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Transaction;

•

the accuracy of the representations and warranties of Abcam both as at 26 August 2023 and as at the Effective Date as though made at that date (except for any such representations and warranties made as at a particular date, which representations and warranties must be true and correct only as at that date), subject in most cases to a Company Material Adverse Effect;

•	Abcam not being in material breach of its obligations under the Transaction Agreement that are required to be performed by it at or prior to the Effective Time;

•	since 26 August 2023, no Company Material Adverse Effect having occurred and be continuing as at the Effective Date; and

•

Abcam having delivered to Purchaser a certificate from an executive officer or director of Abcam, certifying that the Conditions set forth in the third, fourth and fifth bullet point above have been satisfied.

Termination

The Transaction Agreement may be terminated in the following circumstances:

•	by mutual written agreement of Abcam and the Purchaser at any time prior to the Effective Date;

•	by either Abcam or the Purchaser, if:

•	the Effective Time has not occurred by the Long Stop Date, subject to a six-month extension in circumstances relating to the regulatory clearance conditions not being satisfied;

•

a court or other Governmental Authority of competent jurisdiction has issued an Order (as defined in the Transaction Agreement) that permanently enjoins, prevents or prohibits the consummation of the Transaction and such Order has become final and non-appealable;

•

the Court Meeting or the General Meeting (including, in each case, any postponements or adjournments thereof) have been held and the required Abcam shareholder approval voted on at the meeting has not been obtained; or

•

the Court declines or refuses to sanction the Scheme, except that, if an appeal has been submitted by Abcam in respect of any such decline or refusal, this right to terminate the Transaction Agreement may not be exercised until such appeal has been denied in a final determination;

•	by the Purchaser, if:

•

prior to the receipt of the required Court Order sanctioning the Scheme, (i) the Abcam Board effects a Company Adverse Recommendation Change, or (ii) the Abcam Board shall have failed to has failed to reaffirm the Abcam Board recommendation within five Business Days after the Purchaser’s written request following the public announcement of a competing proposal, provided that this right shall terminate at 11.59 p.m. on the 10th Business Day following the date on which such right to terminate first arises; or

•

Abcam breaches any of its representations and warranties set out in the Transaction Agreement or fails to perform any covenant or obligation in the Transaction Agreement on the part of Abcam such that certain Conditions to the obligations of the Purchaser or Danaher to complete the Transaction would not be satisfied, and such breach or failure to perform (i) is incapable of being cured by the Long Stop Date, or (ii) has not been cured by Abcam within the earlier of (A) 20 Business Days following written notice from the Purchaser and (B) the Long Stop Date, except that the Transaction Agreement may not be terminated pursuant to this termination right if the Purchaser or Danaher is then in breach of any of its representations, warranties, covenants or obligations, which breach by the Purchaser or Danaher would cause certain Conditions to the obligations of Abcam to complete the Transaction not to be satisfied; or

•	by Abcam:

•

if the Purchaser or Danaher breaches any of its representations and warranties set out in the Transaction Agreement or fails to perform any covenant or obligation in the Transaction Agreement on the part of the Purchaser and Danaher, in each case, such that certain Conditions to the obligations of Abcam to complete the Transaction would not be satisfied, and such breach or failure to perform (i) is incapable of being cured by the Long Stop Date or (ii) has not been cured by the Purchaser or Danaher within the earlier of (A) 20 Business Days following written notice from Abcam and (B) the Long Stop Date, except that the Transaction Agreement may not be terminated pursuant to this termination right if Abcam is then in breach of any of its representations, warranties, covenants or obligations, which breach by Abcam would cause certain Conditions to the obligations of the Purchaser and Danaher to complete the Transaction not to be satisfied; or

•	in response to a superior proposal or an intervening event (as detailed in this section under the heading “Changes in Board Recommendation”).

Company Termination Payment

Abcam will pay the purchaser a termination payment in an amount equal to GBP 45 million if the Transaction Agreement is terminated in the following circumstances:

•	if the Transaction Agreement is terminated by Abcam, in response to a superior proposal or an intervening event (as detailed in this section under the heading “Changes in Board Recommendation”);

•

if the Transaction Agreement is terminated by the Purchaser, if, prior to the Scheme being sanctioned by the Court, (i) the Abcam Board effects a Company Adverse Recommendation Change, or (ii) the Abcam Board has failed to reaffirm the Company Board Recommendation within five Business Days after the Purchaser’s written request following the public announcement of a competing proposal (subject to the expiry period set out under the Transaction Agreement); or

•	if the Transaction Agreement is terminated by the Purchaser or Abcam if:

•	the Effective Time has not occurred by the Long Stop Date;

•	the Court Meeting or the General Meeting (including, in each case, any postponements or adjournments thereof) have been held and Abcam Shareholders’ approval has not been obtained; or

•

Abcam breaches any of its representations and warranties set out in the Transaction Agreement or fails to perform any covenant or obligation in the Transaction Agreement on the part of Abcam such that certain Conditions to the obligations of Abcam to complete the Transaction would not be satisfied and cannot be cured by Abcam by the Long Stop Date (subject to certain notice provisions);

and both (i) a third party shall have publicly announced a bona fide competing proposal after 26 August 2023 and has not publicly withdrawn without qualification at least two Business Days prior to the General Meeting and Court Meeting (as applicable) or prior to the termination of the Transaction Agreement; and (ii) within

12 months of such termination, (A) Abcam enters into a definitive agreement providing for a competing proposal with a third party that is ultimately consummated (regardless of whether such consummation is within such 12 month period) or (B) a transaction representing a competing proposal with a third party is consummated.

Danaher Termination Payment

Danaher will pay Abcam a termination payment in an amount equal to GBP 227 million if the Transaction Agreement is terminated by the Purchaser or Abcam if:

•	the Effective Time has not occurred by the Long Stop Date and not all Identified Clearances have been obtained from the relevant Governmental Authorities; or

•

a court or other Governmental Authority of competent jurisdiction has issued an Order arising under antitrust or competition laws that permanently enjoins, prevents or prohibits the consummation of the Transaction and such Order has become final and non-appealable, and, in each case, all other Conditions were satisfied or waived at the time of termination (other than (A) those Conditions that by their terms are to be satisfied by actions taken on the Effective Date but were capable being satisfied if the Transaction were to be consummated on the date of termination, and (B) the Conditions relating to the obtainment of the antitrust clearances from the relevant Governmental Authorities in the United States, China, Germany and Austria or no order arising under antitrust or competition law having been issued by a Governmental Authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Transaction).

Remedies; Specific Performance

In the event of the termination of the Transaction Agreement pursuant to its terms and save as expressly set out in the Transaction Agreement, the only right or remedy of any party in relation to any statement, representation, warranty, undertaking, assurance, promise, understanding or other provision set out in the Transaction Agreement shall be for breach of the Transaction Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute) and, in respect of any breach of the Transaction Agreement, the only remedy shall be a claim for contractual damages in respect of such breach. Save as expressly set out in Transaction Agreement, no party shall be entitled to rescind or terminate it in any circumstances whatsoever at any time and each party waives any rights of rescission or termination it may have.

Each of Abcam, the Purchaser and Danaher acknowledges and agrees that damages may not be an adequate remedy for any breach by it of the Transaction Agreement and that accordingly:

•

Abcam may be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the Transaction Agreement by the Purchaser or Danaher and no proof of special damages shall be necessary for the enforcement by Abcam of the rights under the Transaction Agreement; and

•

each of the Purchaser and Danaher may be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the Transaction Agreement by Abcam and no proof of special damages shall be necessary for the enforcement by the Purchaser or Danaher of the rights under the Transaction Agreement.

Fees, Costs and Transfer Taxes

Except as otherwise provided in the Transaction Agreement, each party shall pay its own costs and expenses arising out of or in connection with the preparation, negotiation and implementation of the Transaction Agreement and any other agreement or document that is incidental to the implementation of the Transaction.

The Purchaser shall bear and promptly pay all stamp duty, stamp duty reserve tax, stamp duty land tax and any other similar documentary, registration or transfer taxes arising directly or indirectly in the United Kingdom or any other jurisdiction in connection with the entry into the Transaction Agreement or the Transaction including, for the avoidance of doubt, the transfer of the Scheme Shares and Abcam ADSs pursuant to the Transaction. The Purchaser shall, at its own cost, be responsible for arranging the payment of all such taxes and duties, including fulfilling any administrative or reporting obligation imposed by the jurisdiction in question in connection with such payment.

Waiver and Variation

No variation or amendment of the Transaction Agreement shall be valid unless it is in writing and duly executed by or on behalf of each party to the Transaction Agreement.

A failure or delay by a party to exercise any right or remedy provided under the Transaction Agreement or by law, whether by conduct or otherwise, shall not constitute a waiver of that or any other right or remedy, nor shall it preclude or restrict any further exercise of that or any other right or remedy. A waiver of any right or remedy shall only be effective if given in writing and shall not be deemed a waiver of any subsequent breach or default.

Jurisdiction

Each of the parties irrevocably submits to the exclusive jurisdiction of the courts of England and Wales and waives any objection to any proceedings in such courts or on the grounds of venue or on the grounds that such proceedings have been brought in an inappropriate forum.

Confidentiality Agreement

Abcam and Danaher entered into the Confidentiality Agreement, pursuant to which Danaher has undertaken to keep confidential all information relating to Abcam and to the Transaction and not to disclosure it to third parties (with certain exceptions). These confidentiality obligations will remain in force until the Effective Time or, if the Scheme does not become Effective, the second anniversary after the date of the Confidentiality Agreement.

9.	Consents

Each of Morgan Stanley and Lazard has given and not withdrawn its consent to the issue of this document with the inclusion herein of the referencing of their names in the form and context in which they appear.

10.	Documents

Abcam is subject to the informational requirements of the U.S. Exchange Act. Accordingly, Abcam will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like Abcam, that file electronically with the SEC. The address of that website is www.sec.gov.

In addition, copies of the following documents are available, subject to any restrictions relating to persons resident in Restricted Jurisdictions, at Abcam’s website, https://corporate.abcam.com/investors/danaher-abcam, until the Effective Date:

(i)	this document, the BLUE and YELLOW Forms of Proxy and the BLUE ADS Voting Instruction Card;

(ii)	the Abcam Articles and a copy of the articles of association as proposed to be amended at the General Meeting;

(iii)	Abcam’s Form 20-F for the year ended 31 December 2021 and Abcam’s Form 20-F/A filed on 8 April 2022; and

(iv)	Abcam’s Form 20-F for the year ended 31 December 2022.

The content of the websites referred to in this document is not incorporated into and does not form part of this document.

Dated: 5 October 2023

PART VI

SOURCES OF INFORMATION AND BASIS OF CALCULATION

In this document:

(a)	as at the Latest Practicable Date, Abcam had 230,151,118 Abcam Shares in issue;

(b)	the fully diluted share capital of Abcam (being 235,243,043 shares) as at the Latest Practicable Date, was calculated on the basis of:

●	the number of issued Abcam Shares in item (a) above; and

●

the number of Abcam Shares subject to Awards deemed, by Abcam’s management, to be dilutive to the number of issued Abcam Shares in item (a) above, less 349,407 Abcam ADSs held by the EBT as at the Latest Practicable Date;

(c)

the value of the Transaction as at the date of this document (being USD 5,646 million) is calculated by multiplying the USD 24.00 per share consideration by the fully diluted share capital of Abcam as at the Latest Practicable Date (as referred to in item (b) above);

(d)

the enterprise value of USD 5,689 million is calculated by reference to the fully diluted equity plus net debt of USD 44 million as at 30 June 2023, with pro forma net debt comprising the following from the unaudited consolidated balance sheet of Abcam as of that date, of the following amounts converted into USD at a rate of GBP 1.00 to USD 1.24: (i) GBP 79 million (cash and equivalents); (ii) GBP 118 million (short-term borrowings); (iii) GBP 4 million (investments);

(e)	unless otherwise stated, all prices for Abcam ADSs are the Closing Price derived from Nasdaq for the relevant date;

(f)	the 30 trading day Volume Weighted Average Price of an Abcam ADS is derived from data provided by Bloomberg;

(g)

unless otherwise stated, financial information concerning Abcam has been extracted from Abcam’s Form 20-F for the year ended 31 December 2022, the announcement of Abcam’s unaudited results for the six-month period ending 30 June 2023 filed on Form 6-K or Abcam’s management sources; and

(h)	certain figures included in this document have been subject to rounding adjustments.

PART VII

DEFINITIONS

The following definitions apply throughout this document, other than in the Scheme set out at the end of this document and in the notices of the Abcam Shareholder Meetings, unless the context requires otherwise:

“280G Provisions”	has the meaning given to it in paragraph 4 of Part V (Additional Information) of this document;

“Abcam” or the “Company”

means Abcam plc, a public limited company incorporated in England and Wales with registered number 03509322 whose registered office is at Discovery Drive, Cambridge Biomedical Campus, Cambridge CB2 0AX, United Kingdom;

“Abcam ADS”

means an American depositary share representing, as of the date hereof, a beneficial ownership interest in one Abcam Share registered in the name of the Depositary Shareholder issued subject to and in accordance with the terms of the Deposit Agreement;

“Abcam ADS Holder”	means a legal and/or beneficial holder of Abcam ADSs (as the context requires);

“Abcam ADS Register”	means the register of Abcam ADSs and registered holders of Abcam ADSs maintained by the Depositary;

“Abcam ADS Voting Record Time”	means 5.00 p.m. (Eastern Time) on 2 October 2023, being the date which determines the Abcam ADS Holders entitled to give voting instructions to the Depositary in respect of the Scheme;

“Abcam Articles”	means the articles of association of Abcam in force, from time to time;

“Abcam Board”	means the board of directors of Abcam at the date of this document or, where the context so requires, the board of directors of Abcam from time to time;

“Abcam Directors”	means the directors of Abcam as at the date of this document or, where the context so requires, the directors of Abcam from time to time;

“Abcam Group”	means Abcam together with its direct or indirect Subsidiaries, from time to time;

“Abcam Shareholder Meetings”	means the Court Meeting and/or the General Meeting, as the case may be;

“Abcam Shareholders”	means the registered holders of Abcam Shares as shown on the register of the members of the Company, from time to time;

“Abcam Shares”	means the ordinary shares of £0.002 each in the capital of the Company including, for the avoidance of doubt, the Deposited Shares;

“ABP”	means the Abcam plc Annual Bonus Plan adopted by the board of directors of the Company on 18 September 2012, as amended;

“ADS Cancellation and Distribution Fees”	means:

(a) a cancellation fee of up to $5.00 per 100 Abcam ADSs cancelled (rounded up to the nearest one hundred Abcam ADSs); and

(b) a distribution fee of up to $5.00 per 100 Abcam ADSs (rounded up to the nearest one hundred Abcam ADSs),

in each case, payable by Abcam ADS Holders to the Depositary in accordance with the terms of the Deposit Agreement in connection with the Transaction;

“AGP”	means the Abcam Growth Plan adopted by the board of directors of the Company on 10 September 2021, as amended;

“ALDA”	has the meaning given to it in paragraph 5 of Part I (Letter from the Chairman of Abcam plc) of this document;

“AV”	has the meaning given to it in paragraph 8 of Part I (Letter from the Chairman of Abcam plc) of this document;

“AV/EBITDA Ratio”	has the meaning given to it in paragraph 8 of Part I (Letter from the Chairman of Abcam plc) of this document;

“AV/LTM EBITDA Ratio”	has the meaning given to it in paragraph 8 of Part I (Letter from the Chairman of Abcam plc) of this document;

“Awards”	means outstanding awards over Abcam Shares, granted pursuant to the Company Equity Plans;

“Baldock Service Agreement”	has the meaning given to it in paragraph 7 of Part V (Additional Information) of this document;

“BLUE ADS Voting Instruction Card”	means the card provided to Abcam ADS Holders by the Depositary for use in providing voting instructions to the Depositary with regard to the Abcam ADSs;

“Board Sub-Committee”	has the meaning given to it in paragraph 5 of Part I (Letter from the Chairman of Abcam plc) of this document;

“Business Day”	means a day, other than a Saturday, a Sunday or a public holiday, on which banks in the City of London and New York City are open for business generally;

“certificated” or “in certificated form”	means a share or security of the Company which is not in uncertificated form;

“Closing Price”	means the Nasdaq closing price of a share;

“Code”	means the U.S. Internal Revenue Code of 1986, as amended;

“Companies Act”	means the Companies Act 2006, as amended from time to time;

“Company Equity Plans”	means the ABP (with respect to DSA), the AGP, the PGIP, the LTIP, the SIP, the CSOP, the SOS 2005 and the SOP 2015;

“Company Material Adverse Effect”	has the meaning given to it in the Transaction Agreement;

“Conditions”

means the conditions to the implementation of the Transaction as set out in Part III (Conditions to and Further Terms of the Scheme and the Transaction) of this document and “Condition” means such one or more of them as the context may require;

“Confidentiality Agreement”	means the confidentiality letter agreement dated 21 July 2023 between the Company and Danaher;

“Comparable Companies”	has the meaning given to it in paragraph 8 of Part I (Letter from the Chairman of Abcam plc) of this document;

“Consideration”	means the cash amount of $24.00 per Scheme Share payable to the holders of Scheme Shares in connection with the Transaction;

“Court”	means the High Court of Justice of England and Wales;

“Court Hearing”	means the hearing of the Court at which Abcam will seek an order sanctioning the Scheme pursuant to Part 26 of the Companies Act;

“Court Meeting”

means such meeting(s) (and any adjournment or postponement thereof) convened with the permission of the Court pursuant to section 896 of the Companies Act for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme, notice of which is to be set out in this document;

“Court Order”	means the order of the Court sanctioning the Scheme under Part 26 of the Companies Act;

“CREST”

means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the Relevant System of which Euroclear is the Operator (as such term is defined in the Regulations);

“CREST Manual”	means the CREST Manual published by Euroclear, as amended from time to time;

“CREST Proxy Instructions”

means a properly authenticated CREST message appointing and instructing a proxy to attend and vote in place of an Abcam Shareholder in the Court Meeting and/or the General Meeting and containing the information required to be contained in the CREST Manual;

“CSOP”	means the Abcam plc Company Share Option Plan adopted by the board of directors of the Company on 5 November 2009;

“Danaher” or the “Parent”	means Danaher Corporation, a Delaware corporation with its principal place of business at 2200 Pennsylvania Avenue, NW Suite 800W, Washington, D.C. 20037, United States of America;

“Danaher Group” or “Purchaser Group”	means Danaher together with its direct or indirect Subsidiaries, from time to time including, for the avoidance of doubt, the Company and its Subsidiaries from the Effective Time;

“Deposit Agreement”

means the deposit agreement dated 26 October 2020 by and among the Company, the Depositary and all holders and beneficial owners of the Abcam ADSs issued thereunder, as amended, modified or supplemented from time to time;

“Depositary”	means Citibank, N.A., or such other entity as may from time to time act as the “Depositary” (as such term is defined in the Deposit Agreement);

“Depositary Fee Amount”

means an amount to be notified in writing by the Depositary to the Purchaser representing the aggregate of the ADS Cancellation and Distribution Fees and such other fees, charges and expenses that the holders of Abcam ADSs would otherwise be required to pay under the Deposit Agreement in connection with the Transaction;

“Depositary Notice”	means the notice sent by the Depositary to Abcam ADS

Holders in connection with the Abcam Shareholder Meetings;

“Depositary Shareholder”	means the Depositary and/or such nominee or custodian as may be appointed by the Depositary, from time to time, in accordance with the terms of the Deposit Agreement;

“Deposited Scheme Shares”

means those Scheme Shares in respect of which the holder (as shown in the register of members of Company at the Scheme Record Time) is the Depositary Shareholder and which are held subject to and in accordance with the terms of the Deposit Agreement;

“Deposited Shares”

means those Abcam Shares in respect of which the holder (as shown in the register of members of Company) is the Depositary Shareholder and which are held subject to and in accordance with the terms of the Deposit Agreement;

“Disclosed”

means fairly disclosed with sufficient detail to enable a reasonable party to identify the nature and scope of the matter disclosed and to form a view on whether to exercise any rights in respect of such matter;

“DR Nominee”	means such company falling within Section 67(6) and Section 93(3) of the Finance Act 1986 as the Purchaser may in its sole discretion appoint;

“DSA”	means the deferred share awards granted under the ABP;

“DTC”	means the Depository Trust Company, a wholly-owned subsidiary of the Depository Trust and Clearance Corporation;

“Eastern Time”	means the standard time in a zone including the eastern states of the United States;

“EBT”	means the Abcam plc Employee Benefit Trust established by a trust deed dated 23 March 2023;

“Effect”	means any event, change, effect, circumstance, fact, development or occurrence;

“Effective”	means the Scheme having become effective in accordance with its terms;

“Effective Date”	means the date upon which the Scheme becomes Effective;

“Effective Time”	means the time on the Effective Date at which the Scheme becomes Effective;

“Equiniti”	means Equiniti Limited, the Company’s registrars;

“Euroclear”	means Euroclear UK & Ireland Limited, a private limited company incorporated in England and Wales with registered number 02878738;

“Excluded Shares”	means:

(a) any Abcam Shares which are registered in the name of or beneficially owned by the Purchaser or by any member of the Purchaser Group or by any of their respective nominees; and

(b) any Abcam Shares held in treasury;

“Executive Officers”	means Alan Hirzel, the Chief Executive Officer of Abcam, and Michael S. Baldock, the Chief Financial Officer of Abcam;

“Expert Sessions”	has the meaning given to it in paragraph 5 of Part I (Letter from the Chairman of Abcam plc) of this document;

“Explanatory Statement”	means the explanatory statement (in compliance with Part 26 of the Companies Act) relating to the Scheme, as set out in Part II (Explanatory Statement) of this document;

“Forms of Proxy”

means the BLUE form of proxy for use at the Court Meeting and the YELLOW form of proxy for use at the General Meeting, which have been sent to Scheme Shareholder and Abcam Shareholders (as applicable) together with this document, and a “Form of Proxy” means either of them as the context requires;

“General Meeting”

means the general meeting of the Abcam Shareholders (including any adjournment or postponement thereof) to be convened in connection with the Scheme in order for the Abcam Shareholders to consider and, if thought fit, approve the Resolution, notice of which is to be set out in this document;

“Governmental Authority”

means any national, transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non governmental self regulatory agency, commission or authority and any arbitral tribunal;

“Hirzel Service Agreement”	has the meaning given to it in paragraph 7 of Part V (Additional Information) of this document;

“HMRC”	means HM Revenue & Customs;

“holder”	means a registered holder and includes any person(s) entitled by transmission;

“Identified Clearances”	means approval of the Transaction (either explicitly or tacitly through expiry of the relevant waiting periods) by the:

(a) Federal Trade Commission and Department of Justice in the United States;

(b) State Administration for Market Regulation in China;

(c) Federal Cartel Office in Germany; and

(d) Federal Competition Authority in Austria;

“IFRS”	means International Financial Reporting Standards;

“IRS”	means U.S. Internal Revenue Service;

“ISA”	means an Individual Savings Account;

“Latest Practicable Date”	means close of business on 2 October 2023, being the latest practicable date prior to the date of this document;

“Latham & Watkins”	means Latham & Watkins (London) LLP;

“Law”

means any federal, state, foreign national or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, executive order, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority or the Nasdaq, as the same may be amended from time to time;

“Lazard”	means Lazard Frères & Co. LLC and/or certain of its affiliates;

“Long Range Plan”	has the meaning given to it in paragraph 7 of Part I (Letter from the Chairman of Abcam plc) of this document;

“Long Stop Date”	means:

(a) 26 August 2024; or

(b)  if the Regulatory Condition is not satisfied by 5.00 p.m. on 26 August 2024 and the Company or the Purchaser elects to extend the long stop date in accordance with the provisions of the Transaction Agreement, 26 February 2025, or otherwise as the Purchaser and the Company may agree in writing and the Court may allow;

“LTIP”	means the Abcam plc long-term incentive plan adopted by the board of directors of the Company on 3 November 2008, as amended;

“LTM EBITDA”	has the meaning given to it in paragraph 8 of Part I (Letter from the Chairman of Abcam plc) of this document;

“Management Presentation”	has the meaning given to it in paragraph 5 of Part I (Letter from the Chairman of Abcam plc) of this document;

“Management Projections”	has the meaning given to it in paragraph 7 of Part I (Letter from the Chairman of Abcam plc) of this document;

“Morgan Stanley”	means Morgan Stanley & Co. LLC and/or certain of its affiliates;

“Morrow Sodali”	means Morrow Sodali Global LLC, Abcam’s proxy solicitor;

“Nasdaq”	means the NASDAQ Global Select Market or the NASDAQ Stock Market LLC, as applicable;

“Nominated Person”	means a person nominated under Section 146 of the Companies Act to enjoy information rights;

“Non-Executive Directors”	has the meaning given to it in paragraph 7 of Part V (Additional Information) of this document;

“non-IFRS financial measures”	has the meaning given to it on page v of this document;

“Offer”

means, if Danaher or the Purchaser, with the prior written consent of the Company, elects to implement the Transaction by way of a takeover offer (as that term is defined in section 974 of the Companies Act) in accordance with the terms of the Transaction Agreement, the offer to be made by or on behalf of Danaher, or an associated undertaking thereof (including the Purchaser), to acquire the entire issued and to be issued ordinary share capital of Abcam including, where the context admits, any subsequent revision, variation, extension or renewal of such offer;

“Order”

means any undertaking, condition, obligation, commitment, remedy, order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, made to or entered by or with any Governmental Authority;

“Overseas Shareholders”	means Scheme Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside the United Kingdom or the United States;

“Parent Material Adverse Effect”	has the meaning given to it in the Transaction Agreement;

“Party A”	has the meaning given to it in paragraph 5 of Part I (Letter from the Chairman of Abcam plc) of this document;

“Party B”	has the meaning given to it in paragraph 5 of Part I (Letter from the Chairman of Abcam plc) of this document;

“Party C”	has the meaning given to it in paragraph 5 of Part I (Letter from the Chairman of Abcam plc) of this document;

“Paying Agent”	means Equiniti Limited;

“Per-ADS Consideration”	means an amount equal to the Per-Share Consideration in cash per Abcam ADS, subject to such deductions and withholdings as may properly be made in accordance with the terms of the Deposit Agreement;

“Per-Share Consideration”	means $24.00 in cash per Scheme Share;

“person”

means any individual, corporation, partnership, limited liability partnership, limited liability company, association, trust or other entity or organisation, including a government or political subdivision or an agency or instrumentality of such government or political subdivision (in each case whether or not having separate legal personality);

“PFIC”	has the meaning given to it in paragraph 6 of Part V (Additional Information) of this document;

“PGIP”	means the Abcam plc Profitable Growth Incentive Plan adopted by the board of directors of the Company on 1 July 2021, as amended;

“PGIP Bonus”	has the meaning given to it in paragraph 5 of Part I (Letter from the Chairman of Abcam plc) of this document;

“PGIP Top-Up”

means any cash award paid by the Company in accordance with Paragraph 4(c) of Part 2 of Schedule 3 of the Transaction Agreement, to a PGIP participant (other than a participant who was granted a PGIP Award in July 2021) for the purpose of compensating that participant with respect to the higher percentage of their PGIP Award that will lapse on the date of the Court Order being granted, due to the outcome of time pro-rating applied by the Remuneration Committee, in comparison to the equivalent time pro-rating applicable to PGIP Awards granted in July 2023);

“Purchaser”

means Diadem Holdco Limited, a private limited company incorporated in England and Wales with registered number 15096793, whose registered office is at Unit 4, Blythe Valley Innovation Centre, Central Boulevard, Blythe Valley Business Park, Solihull B90 8AJ, United Kingdom;

“Registrar of Companies”	means the Registrar of Companies in England and Wales;

“Regulations”	means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended from time to time;

“Regulatory Condition”	means the Condition set out in paragraph A(v) of Part III (Conditions to and Further Terms of the Scheme and the Transaction) of this document;

“Relevant System”

means any computer-based system, and procedures, which enable title to units of a share or security to be evidenced and transferred without a written instrument, and which facilitate supplementary and incidental matters in accordance with the Regulations;

“Remuneration Committee”	means the remuneration committee of the Abcam Board;

“Residual Scheme Shares”	means the Scheme Shares, excluding the Deposited Scheme Shares;

“Resolution”	means the special resolution to amend the Abcam Articles and approve such other matters as may be necessary to facilitate the implementation of the Transaction and/or the Scheme;

“Restricted Jurisdiction”

means any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Transaction is sent or made available to Abcam Shareholders in that jurisdiction;

“Scheme”

means the proposed scheme of arrangement under Part 26 of the Companies Act between Abcam and the Scheme Shareholders to implement the Transaction set out in Part VIII (The Scheme of Arrangement) of this document, in its present form or with or subject to any modification, addition or condition:

(a) as may be agreed between the Company and the Purchaser and which (if required) is approved by the Court; or

(b) which is otherwise imposed by the Court and mutually acceptable to the Company and the Purchaser, each acting reasonably and in good faith;

“Scheme Record Time”	means 6.00 p.m. (U.K. Time) on the Business Day immediately prior to the Effective Date;

“Scheme Shareholder”	means a holder of one or more Scheme Shares;

“Scheme Shares”	means the Abcam Shares:

(a) in issue at the date of the Scheme;

(b) (if any) issued after the date of the Scheme and prior to the Scheme Voting Record Time; and

(c)   (if any) issued at or after the Scheme Voting Record Time but at or before the Scheme Record Time in respect of which the original or any subsequent holder thereof is bound by the Scheme or shall by such time have agreed in writing to be bound by the Scheme, in each case excluding any Excluded Shares;

“Scheme Voting Record Time”

means 6.30 p.m. on the day which is two days (excluding non-working days in the United Kingdom) prior to the date of the Court Meeting or, if the Court Meeting is adjourned, 6.30 p.m. on the day which is two days (excluding non-working days in the United Kingdom) before the day of such adjourned meeting;

“SEC”	means the U.S. Securities and Exchange Commission or any successor agency thereto;

“SIP”	means the Abcam plc Share Incentive Plan, with HMRC reference A103032;

“SIP Trust”	means the trust of the SIP;

“SOP 2015”	means the Abcam 2015 Share Option Plan adopted by the board of directors of the Company in 2015;

“SOS 2005”	means the Abcam 2005 Share Option Scheme adopted by the board of directors of the Company in 2005;

“Strategic Review”	has the meaning given to it in paragraph 5 of Part I (Letter from the Chairman of Abcam plc) of this document;

“Subsidiary”

means, with respect to any person, another person of which such first person owns or controls, directly or indirectly, securities or other ownership interests representing more than 50 per cent. of the voting power of all outstanding share, stock or ownership interests of such second person;

“Transaction”

means the acquisition by the Purchaser or DR Nominee of the entire issued and to be issued share capital of the Company not already owned by the Purchaser Group in accordance with the terms of the Transaction Agreement;

“Transaction Agreement”	means the transaction agreement between the Company, the Purchaser and Danaher dated 26 August 2023, as it may be amended from time to time;

“Treasury Regulations”	has the meaning given to it in paragraph 6 of Part V (Additional Information) of this document;

“Treasury Shares”	means any Abcam Shares which are for the time being held by Abcam as treasury shares (within the meaning of the Companies Act);

“uncertificated” or “in uncertificated form”	means any share or other security of the Company in respect of which title is evidenced and transferred by means of a Relevant System;

“U.K. Takeover Code”	means the City Code on Takeovers and Mergers;

“U.K. Time”	means the time in the United Kingdom;

“United Kingdom” or “U.K.”	means the United Kingdom of Great Britain and Northern Ireland;

“United States” or “U.S.”	means the United States of America, its territories and possessions, any state or political subdivision of the United States of America and the District of Columbia;

“U.S. Exchange Act”	means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. GAAP”	has the meaning given to it on page v of this document;

“Volume Weighted Average Price”	means the volume weighted average price per share trading prices of Abcam ADSs on the Nasdaq derived from data provided by Bloomberg; and

“WACC”	has the meaning given to it in paragraph 8 of Part I (Letter from the Chairman of Abcam plc) of this document.

All references to “GBP”, “pence”, “Sterling”, “Pounds”, “Pounds Sterling”, “p” or “£” are to the lawful currency of the United Kingdom. All references to “USD”, “$”, “US$”, “U.S. dollars”, “United States dollars” and “cents” are to the lawful currency of the United States of America.

All references to statutory provision or law or to any order or regulation shall be construed as a reference to that provision, law, order or regulation as extended, modified, amended, replaced or re-enacted from time to time and all statutory instruments, regulations and orders from time to time made thereunder or deriving validity therefrom.

All the times referred to in this document are U.K. Time unless otherwise stated. References to the singular include the plural and vice versa.

All references to “subsidiary”, “subsidiary undertaking”, “undertaking” and “associated undertaking” have the respective meanings given to them in the Companies Act.

PART VIII

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE BUSINESS AND PROPERTY COURTS OF ENGLAND AND WALES COMPANIES COURT (ChD)	CR-2023-004913

IN THE MATTER OF ABCAM PLC

– and –

IN THE MATTER OF THE COMPANIES ACT 2006

SCHEME OF ARRANGEMENT

(under Part 26 of the Companies Act 2006)

– between –

ABCAM PLC

– and –

THE SCHEME SHAREHOLDERS

(as hereinafter defined)

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions shall have the following meanings:

“Abcam ADS”

means an American depositary share representing, as of the date hereof, a beneficial ownership interest in one Abcam Share registered in the name of the Depositary Shareholder issued subject to and in accordance with the terms of the Deposit Agreement;

“Abcam Shares”	means ordinary shares of £0.002 each in the capital of the Company including, for the avoidance of doubt, the Deposited Shares;

“ABP”	means the Abcam plc Annual Bonus Plan adopted by the board of directors of the Company on 18 September 2012, as amended;

“ADS Cancellation and Distribution Fees”	means: (a) a cancellation fee of up to $5.00 per 100 Abcam ADSs cancelled (rounded up to the nearest one hundred Abcam ADSs); and

(b) a distribution fee of up to $5.00 per 100 Abcam ADSs (rounded up to the nearest one hundred Abcam ADSs),

in each case, payable by Abcam ADS Holders to the Depositary in accordance with the terms of the Deposit Agreement in connection with the Transaction;

“AGP”	means the Abcam Growth Plan adopted by the board of directors of the Company on 10 September 2021, as amended;

“Business Day”	means a day, other than a Saturday, a Sunday or a public holiday, on which banks in the City of London and New York City are open for business generally;

“certificated” or “in certificated form”	means a share or security of the Company which is not in uncertificated form;

“Companies Act”	means the Companies Act 2006, as amended from time to time;

“Company”	means Abcam plc, a public limited company incorporated in England and Wales with registered number 03509322;

“Company Equity Plans”	means the ABP (with respect to DSA), the AGP, the PGIP, the LTIP, the SIP, the CSOP, the SOS 2005 and the SOP 2015;

“Consideration Fund”	has the meaning given to it in Clause 3.2;

“Court”	means the High Court of Justice of England and Wales;

“Court Meeting”

means such meeting(s) (and any adjournment or postponement thereof) convened with the permission of the Court pursuant to section 896 of the Companies Act for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme;

“Court Order”	means the order of the Court sanctioning the Scheme under Part 26 of the Companies Act;

“CREST”

means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the Relevant System of which Euroclear is the Operator (as such term is defined in the Regulations);

“CSOP”	means the Abcam plc Company Share Option Plan adopted by the board of directors of the Company on 5 November 2009;

“Deposit Agreement”

means the deposit agreement dated 26 October 2020 between the Company, the Depositary and all holders and beneficial owners of the Abcam ADSs issued thereunder, as amended, modified or supplemented from time to time;

“Depositary”	means Citibank, N.A., or such other entity as may from time to time act as the “Depositary” (as such term is defined in the Deposit Agreement);

“Depositary Fee Amount”

means an amount to be notified in writing by the Depositary to the Purchaser representing the aggregate of the ADS Cancellation and Distribution Fees and such other fees, charges and expenses that the holders of Abcam ADSs would otherwise be required to pay under the Deposit Agreement in connection with the Transaction;

“Depositary Shareholder”	means the Depositary and/or such nominee or custodian as may be appointed by the Depositary, from time to time, in accordance with the terms of the Deposit Agreement;

“Deposited Scheme Shares”

means those Scheme Shares in respect of which the holder (as shown in the register of members of the Company at the Scheme Record Time) is the Depositary Shareholder and which are held subject to and in accordance with the terms of the Deposit Agreement;

“Deposited Shares”

means those Abcam Shares in respect of which the holder (as shown in the register of members of the Company) is the Depositary Shareholder and which are held subject to and in accordance with the terms of the Deposit Agreement;

“DR Nominee”	means such company falling within Section 67(6) and Section 93(3) of the Finance Act 1986 as the Purchaser may in its sole discretion appoint;

“DSA”	means the deferred share awards granted under the ABP, as amended;

“EBT”	means the Abcam plc Employee Benefit Trust established by a trust deed dated 23 March 2023;

“Effective Date”	means the date on which this Scheme becomes effective in accordance with Clause 8.1;

“Effective Time”	means the time on the Effective Date at which this Scheme becomes effective in accordance with Clause 8.1;

“Encumbrances”

means, with respect to any Scheme Share, any mortgage, lien, pledge, charge, security interest, hypothecation, right of pre-emption, right of first refusal, contract for sale or restriction of any nature or other encumbrance, whether voluntarily incurred or arising by operation of applicable law;

“Euroclear”	means Euroclear UK & Ireland Limited, a private limited company incorporated in England and Wales with registered number 02878738;

“Excluded Shares”	means:

(a) any Abcam Shares which are registered in the name of or beneficially owned by the Purchaser or by any member of the Purchaser Group or by any of their respective nominees; and

(b) any Abcam Shares held in treasury;

“Governmental Authority”

means any national, transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non governmental self regulatory agency, commission or authority and any arbitral tribunal;

“holder”	means a registered holder and includes any person(s) entitled by transmission;

“Identified Clearances”	means approval of the Transaction (either explicitly or tacitly through expiry of the relevant waiting periods) by the:

(a) Federal Trade Commission and Department of Justice in the United States;

(b) State Administration for Market Regulation in China;

(c) Federal Cartel Office in Germany; and

(d) Federal Competition Authority in Austria;

“Latest Practicable Date”	means close of business on 2 October 2023, being the latest practicable date prior to the date of this Scheme;

“Long Stop Date”	means:

(a) 26 August 2024; or

(b)   if the Regulatory Condition is not satisfied by 5.00 p.m. on 26 August 2024 and the Company or the Purchaser elects to extend the long stop date in accordance with the provisions of the Transaction Agreement, 26 February 2025, or otherwise as the Company and the Purchaser may agree in writing and the Court may allow;

“LTIP”	means the Abcam plc long-term incentive plan adopted by the board of directors of the Company on 3 November 2008, as amended;

“Parent”	means Danaher Corporation, a Delaware corporation with its principal place of business at 2200 Pennsylvania Avenue, NW Suite 800W, Washington, D.C. 20037, United States of America;

“Paying Agent”	means Equiniti Limited;

“Per-Share Consideration”	has the meaning given to it in Clause 2.1;

“person”

means any individual, corporation, partnership, limited liability partnership, limited liability company, association, trust or other entity or organisation, including a government or political subdivision or an agency or instrumentality of such government or political subdivision (in each case whether or not having separate legal personality);

“PGIP”	means the Abcam plc Profitable Growth Incentive Plan adopted by the board of directors of the Company on 1 July 2021, as amended;

“Purchaser”	means Diadem Holdco Limited, a private limited company incorporated in England and Wales with registered number 15096793;

“Purchaser Group”	means the Purchaser, the Parent and any direct or indirect Subsidiary of the Parent from time to time;

“Registrar of Companies”	means the Registrar of Companies in England and Wales;

“Regulations”	means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended from time to time;

“Regulatory Condition”	means all Identified Clearances required in connection with the Transaction having been obtained from the relevant Governmental Authorities;

“Relevant System”

means any computer-based system, and procedures, which enable title to units of a share or security to be evidenced and transferred without a written instrument, and which facilitate supplementary and incidental matters in accordance with the Regulations;

“Residual Scheme Shares”	means the Scheme Shares, excluding the Deposited Scheme Shares;

“Scheme”	means this scheme of arrangement in its present form or with or subject to any modification, addition or condition:

(a) as may be agreed between the Company and the Purchaser and which (if required) is approved by the Court; or

(b) which is otherwise imposed by the Court and mutually acceptable to the Company and the Purchaser, each acting reasonably and in good faith;

“Scheme Record Time”	means 6.00 p.m. (U.K. Time) on the Business Day immediately prior to the Effective Date;

“Scheme Shareholder”	means a holder of one or more Scheme Shares;

“Scheme Shares”	means the Abcam Shares:

(a) in issue at the date of this Scheme;

(b) (if any) issued after the date of this Scheme and prior to the Scheme Voting Record Time; and

(c)    (if any) issued at or after the Scheme Voting Record Time but at or before the Scheme Record Time in respect of which the original or any subsequent holder thereof is bound by this Scheme or shall by such time have agreed in writing to be bound by this Scheme, in each case excluding any Excluded Shares;

“Scheme Voting Record Time”

means 6.30 p.m. on the day which is two days (excluding non-working days in the United Kingdom) prior to the date of the Court Meeting or, if the Court Meeting is adjourned, 6.30 p.m. on the day which is two days (excluding non-working days in the United Kingdom) before the day of such adjourned meeting;

“SIP”	means the Abcam plc Share Incentive Plan, with HMRC reference A103032;

“SOP 2015”	means the Abcam 2015 Share Option Plan adopted by the board of directors of the Company in 2015;

“SOS 2005”	means the Abcam 2005 Share Option Scheme adopted by the board of directors of the Company in 2005;

“Subsidiary”

means, with respect to any person, another person of which such first person owns or controls, directly or indirectly, securities or other ownership interests representing more than 50 per cent. of the voting power of all outstanding share, stock or ownership interests of such second person;

“Transaction”

means the acquisition by the Purchaser or DR Nominee of the entire issued and to be issued share capital of the Company not already owned by the Purchaser Group in accordance with the terms of the Transaction Agreement;

“Transaction Agreement”	means the transaction agreement between the Company, the Purchaser and the Parent dated 26 August 2023, as it may be amended from time to time; and

“uncertificated” or “in uncertificated form”	means any share or other security of the Company in respect of which title is evidenced and transferred by means of a Relevant System.

(B)	“U.S. dollar”, “USD” or “$” means the lawful currency of the United States of America.

(C)	References to Clauses and sub-Clauses are to clauses and sub-clauses of this Scheme.

(D)	As at the Latest Practicable Date, the issued share capital of the Company was 230,151,118 Abcam Shares, all of which are credited as fully paid up and none of which were held in treasury.

(E)

As at the Latest Practicable Date, awards have been granted and remain outstanding under the Company Equity Plans to acquire Abcam ADSs and/or Abcam Shares which could require the issue of up to the equivalent to 8,577,710 Abcam Shares in aggregate.

(F)	As at the Latest Practicable Date, 349,407 Abcam ADSs were held by the EBT.

(G)	As at the Latest Practicable Date, 5,194,897 Abcam Shares were registered in the name of or beneficially owned by the Parent or any other member of the Purchaser Group.

(H)

The Purchaser and the Parent have agreed, in each case subject to the terms of the Transaction Agreement, to appear by counsel at the hearing to sanction this Scheme and to be bound by, and to undertake to the Court to be bound by, the terms of this Scheme and to execute and do, or procure to be executed and done, all such documents, acts and things as may be necessary or desirable to be executed or done by them for the purposes of giving effect to this Scheme.

(I)	References to times are to the time in England, United Kingdom.

SCHEME

1.	TRANSFER OF THE SCHEME SHARES

1.1

At the Effective Time, the Purchaser and/or at the Purchaser’s discretion and direction a DR Nominee (and/or such of its nominee(s) as are agreed between the Purchaser and the Company) shall, in accordance with Clause 1.2, acquire all of the Scheme Shares fully paid, with full title guarantee, free from all Encumbrances (other than transfer restrictions arising under applicable securities laws) and together with all rights at or after the Effective Time attached or relating to such Scheme Shares, including voting rights and the right to receive and retain all dividends and other distributions (if any) and any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) thereon.

1.2

For the purposes of such acquisition, the Scheme Shares shall be transferred to the Purchaser and/or at the Purchaser’s discretion and direction to a DR Nominee (and/or such of its nominee(s) as are agreed between the Purchaser and the Company) by means of a form (or forms) of transfer or other instrument(s) or instruction(s) of transfer, or by means of CREST, and any person may be appointed by the Purchaser as attorney and/or agent and shall be authorised as such attorney and/or agent on behalf of each of the Scheme Shareholders concerned to execute and deliver as transferor such form(s) of transfer or other instrument(s) or instruction(s) of transfer (whether as a deed or otherwise) to transfer, or procure the transfer by means of CREST, the Scheme Shares and every form, instrument or instruction of transfer so executed or instruction so given shall be as effective as if it had been executed or given by the holder or holders of the Scheme Shares thereby transferred. Each such form of transfer or other instrument or instruction shall be deemed to be the principal instrument of transfer of the relevant Scheme Shares and the equitable or beneficial interest in the Scheme Shares shall only be transferred together with the legal interest in such Scheme Shares, pursuant to such form, instruction or instrument of transfer.

1.3	From the Effective Time and pending the transfer of the Scheme Shares pursuant to Clauses 1.1 and 1.2, each Scheme Shareholder:

(a)

irrevocably appoints the Purchaser and/or at the Purchaser’s discretion and direction a DR Nominee (and/or such of its nominee(s) as are agreed between the Purchaser and the Company) as its attorney and/or agent:

(i)

to exercise or direct the exercise of (in place of and to the exclusion of the relevant Scheme Shareholder) any voting rights attached to the Scheme Shares and any or all other rights and privileges attaching to the Scheme Shares (including the right to requisition the convening of a general meeting of the Company or of any class of its shareholders); and

(ii)

to sign on behalf of such Scheme Shareholder such documents, and to do such things, as may, in the opinion of the Purchaser and/or its nominee(s) and/or each of their respective agents and directors (in each case acting reasonably), be necessary or desirable in connection with the exercise of any voting rights and any or all rights and privileges attaching to such Scheme Shares (including any consent to short notice of a general or separate class meeting or form of proxy in respect of such Scheme Shares appointing any person nominated by the Purchaser and/or its nominee(s) to attend general and separate class meetings of the Company);

(b)

authorises the Company and/or its agents to send to the Purchaser and/or its nominee(s) any notice, circular, warrant or other document or communication which may be required to be sent to them as a registered shareholder (including any share certificate(s) or other document(s) of title issued as a result of any conversion of their Scheme Shares into certificated form); and

(c)	agrees not to exercise any voting rights or any other rights attaching to the relevant Scheme Shares without the consent of the Purchaser.

2.	CONSIDERATION FOR THE SCHEME SHARES

2.1

In consideration for the transfer of the Scheme Shares, the Purchaser shall (subject to the remaining provisions of this Clause 2) pay, or procure that there shall be paid, a cash amount to or for the account of each Scheme Shareholder (as appearing in the register of members of the Company at the Scheme Record Time) on the following basis:

for each Scheme Share      $24.00 in cash

(the “Per-Share Consideration”).

2.2

If, between the date of the Transaction Agreement and the Effective Time, the outstanding Scheme Shares are changed to, or exchanged for, a different number or class of shares or securities as a result of any share dividend, bonus issue, scrip dividend, subdivision, reorganisation, merger, consolidation, reclassification, redesignation, recapitalisation, share split, combination or exchange of shares, or a share or scrip dividend has been declared with a record date within such period, or any similar event occurs, then the amount of the Per-Share Consideration shall be appropriately adjusted to provide to the Purchaser and the Scheme Shareholders the same economic effect as contemplated by this Scheme prior to such event.

3.	SETTLEMENT OF CONSIDERATION IN RELATION TO RESIDUAL SCHEME SHARES

3.1	This Clause 3 shall only apply in relation to the settlement of Per-Share Consideration in respect of Residual Scheme Shares.

3.2

As soon as reasonably practicable following the Effective Time, and in any event within two Business Days after the Effective Time, the Purchaser shall deposit, or procure the deposit, with the Paying Agent, for the benefit of the Scheme Shareholders (other than the Depositary Shareholder), cash in an amount equal to the aggregate amount of Per-Share Consideration due in respect of the Residual Scheme Shares (the “Consideration Fund”).

3.3	In respect of the settlement of the Per-Share Consideration pursuant to this Clause 3:

(a)

in the case of Residual Scheme Shares which at the Scheme Record Time are in certificated form, the Purchaser shall cause the Paying Agent to, as soon as practicable after the Effective Time, and in any event not later than five Business Days after the Effective Time, despatch or procure to be despatched to each person entitled thereto payment by way of cheque, in accordance with the provisions of Clause 3.5, the aggregate Per-Share Consideration payable to that person pursuant to Clause 2.1 provided that, if a Scheme Shareholder is entitled to receive an aggregate amount of Per-Share Consideration in excess of USD 1,000,000, the Purchaser reserves the right to make arrangements with such Scheme Shareholder for electronic payment of such amount in lieu of a cheque;

(b)

in the case of Residual Scheme Shares which at the Scheme Record Time are in uncertificated form, the Purchaser shall cause the Paying Agent to, as soon as practicable after the Effective Time, and in any event not later than five Business Days after the Effective Time, arrange for

(or procure the arrangement of) the creation of an assured payment obligation in favour of the appropriate CREST account(s) of each person entitled thereto in accordance with the CREST assured payment arrangements in respect of the aggregate Per-Share Consideration payable to that person pursuant to Clause 2.1, provided that the Purchaser and the Paying Agent reserve the right to make payment (or procure the making of payment) of the said sums by cheque or electronic payment in accordance with Clause 3.3(a) if, in the reasonable opinion of the Purchaser, it is reasonably necessary to do so; and

(c)

in the case of Residual Scheme Shares issued or transferred pursuant to the Company Equity Plans after the sanction of the Scheme by the Court and prior to the Scheme Record Time, settlement of any consideration payable in respect of those Residual Scheme Shares shall be paid as soon as practicable following the Effective Date, via payroll as shall be determined by the Company to facilitate any required deductions for income tax and employee National Insurance contributions (and equivalent in other jurisdictions).

3.4	As from the Effective Time, each holding of Residual Scheme Shares credited to any stock account in CREST shall be disabled and all Residual Scheme Shares will be removed from CREST in due course.

3.5

Any physical deliveries by the Paying Agent or by any other person to the Scheme Shareholders (other than the Depositary Shareholder) pursuant to this Scheme (whether of cheques, notices, documents of title, certificates or otherwise) shall be effected by sending the same by post to the applicable Scheme Shareholders entitled thereto at their respective registered addresses as appearing in the register of members of the Company at the Scheme Record Time or, in the case of joint holders, to the address of the holder whose name stands first in such register in respect of the joint holding concerned at such time. None of the Company, the Purchaser, any member of the Purchaser Group, any DR Nominee nor the Paying Agent or any of their respective agents or nominees shall be responsible for any loss or delay in the transmission of any cheques or payments (including bank transfers), notices, documents of title, certificates or any other documents sent in accordance with this Clause 3.5 which shall be sent at the risk of the person or persons entitled thereto.

3.6

All cheques delivered by the Paying Agent pursuant to this Scheme shall be in U.S. dollars and drawn on a clearing bank and shall be made payable to the person to whom, in accordance with the foregoing provisions of this Clause 3, the cheque is sent (save that, in the case of joint holders, the Purchaser and the Paying Agent reserve the right to make the cheque payable to the holder whose name stands first in the register of members of the Company), and the encashment of any such cheque shall be a complete discharge of the Purchaser’s obligations under this Scheme to pay (or procure the payment of) the monies represented thereby. The creation of an appropriate assured payment obligation as set out in Clause 3.3(b) shall be a complete discharge of the Purchaser’s obligations under this Scheme with reference to cash payments through CREST. The transfer of an amount by electronic payment as set out in Clause 3.3(a) shall be a complete discharge of the Purchaser’s obligations under this Scheme with reference to cash payments through by electronic payment.

3.7

Any portion of the Consideration Fund which has not been transferred to the Scheme Shareholder to which it is due within twelve months of the Effective Date shall be delivered to the Purchaser or its designee(s) promptly upon demand by the Purchaser to hold on behalf of such Scheme Shareholder and such Scheme Shareholder may claim the consideration due to them (net of any taxes or expenses) at any time during the period of two years following the Effective Date by written notice to the Purchaser in a form which the Purchaser determines evidences their entitled to such consideration.

4.	SETTLEMENT OF CONSIDERATION IN RELATION TO DEPOSITED SCHEME SHARES

4.1	This Clause 4 shall only apply in relation to the settlement of Per-Share Consideration in respect of Deposited Scheme Shares.

4.2

As soon as reasonably practicable following the Effective Time, and in any event within two Business Days after the Effective Time, the Purchaser shall deposit, or procure the deposit, with the Depositary Shareholder (or its nominee(s)) cash in an amount equal to:

(a)	the aggregate amount of Per-Share Consideration due in respect of the Deposited Scheme Shares; and

(b)	the Depositary Fee Amount.

4.3

As from the Effective Time, each holding of Deposited Scheme Shares credited to the Depositary Shareholder’s stock account in CREST shall be disabled and all Deposited Scheme Shares will be removed from CREST in due course.

4.4

All cash payments to the Depositary Shareholder (or its nominee(s)) pursuant to this Clause 4 shall be transferred by the Purchaser (or, at the Purchaser’s direction, by any nominee of the Purchaser) in U.S. dollars to such bank account as the Depositary Shareholder shall inform the Purchaser of in writing at least five Business Days prior to the Effective Date. Such transfer shall be a complete discharge of the Purchaser’s obligations under this Scheme to pay (or procure the payment of) such monies. Neither the Purchaser nor any member of the Purchaser’s Group, any DR Nominee nor the Paying Agent nor the Company shall have any responsibility or liability under this Scheme for the onward distribution or transmission to the holders of Abcam ADSs, or to any other person, of the Per-Share Consideration due to the Depositary Shareholder (it being understood that this sentence does not affect the Company’s obligations under the Deposit Agreement).

5.	SHARE CERTIFICATES AND REGISTER OF MEMBERS

With effect from, or as soon as practicable after, the Effective Time:

(a)

all certificates representing Scheme Shares in certificated form shall cease to have effect as documents of title to the Scheme Shares comprised therein and each Scheme Shareholder shall be bound, at the request of the Purchaser, to deliver up the same to the Purchaser or to any person appointed by the Purchaser to receive the same or, as the Purchaser may direct, to destroy the same;

(b)

the Company shall procure that Euroclear shall be instructed to cancel the entitlements of Scheme Shareholders to Scheme Shares in uncertificated form and, following such cancellation, the Company’s registrars shall be authorised to rematerialise entitlements to such Scheme Shares as directed by the Purchaser; and

(c)

subject to the completion of such transfers, forms, instruments or instructions as may be required in accordance with Clause 1 and the U.K. stamping thereof (to the extent required), the Company shall procure that appropriate entries shall be made in the register of members of the Company to reflect the transfer of the Scheme Shares in accordance with Clause 1.

6.	WITHHOLDING

6.1

Notwithstanding any other provision of this Scheme, the Purchaser, the Company, the Paying Agent and each of their respective agents or nominees shall be entitled to deduct and withhold from any payment made in accordance with Clause 3 or 4 such amounts, if any, of tax as it is required to deduct and withhold with respect to the making of such payment or delivery under applicable law.

6.2	To the extent that amounts of tax are deducted and withheld in accordance with Clause 6.1, such deducted and withheld amounts shall be:

(a)	remitted to the applicable taxing authority within the time limits imposed by applicable law; and

(b)	shall be treated for all purposes of the Scheme as having been paid to the person in respect of which such deduction and withholding was made.

7.	MANDATES AND DIVIDENDS

Save as required in relation to the settlement of consideration pursuant to the terms of this Scheme, all mandates relating to the payment of dividends on any Scheme Shares and other instructions (including communications preferences) given to the Company by Scheme Shareholders in force at the Scheme Record Time relating to Scheme Shares shall, as from the Effective Date, cease to be valid.

8.	EFFECTIVE TIME

8.1	This Scheme shall become effective upon a copy of the Court Order being delivered to the Registrar of Companies.

8.2	Unless this Scheme shall have become effective on or before the Long Stop Date, this Scheme shall never become effective.

9.	MODIFICATION

The Company and the Purchaser may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose. For the avoidance of doubt, no modification or addition can be made under this Clause 9 once the Scheme has become effective.

10.	GOVERNING LAW

This Scheme, and all rights and obligations arising out of or in connection with it, are governed by the laws of England and Wales and are subject to the exclusive jurisdiction of the English courts.

Dated: 5 October 2023

ANNEX A

OPINION OF ABCAM’S FINANCIAL ADVISER – MORGAN STANLEY

(Continues on the following page)

August 26, 2023

Board of Directors

Abcam plc

Discovery Drive

Cambridge Biomedical Campus

Cambridge, CB2 0AX

UK

Members of the Board:

We understand that Abcam plc (“Abcam” or the “Company”), Danaher Corporation (the “Parent”) and Diadem Holdco Limited, a wholly owned subsidiary of the Parent (“Purchaser”), propose to enter into a Transaction Agreement, dated as of August 26, 2023 (the “Transaction Agreement”), which provides, among other things, for the acquisition of the entire issued and to be issued share capital of Abcam by way of the scheme of arrangement. Pursuant to the Transaction, each outstanding ordinary share, par value £0.002 per share, of the Company (i) in issue at the date of the scheme of arrangement, (ii) (if any) issued after the date of the scheme circular but before the voting record time, and (iii) (if any) issued at or after the voting record time but at or before the scheme record time in respect of which the original or any subsequent holder thereof is bound by the scheme or shall by such time have agreed in writing to be bound by the scheme (the “Scheme Shares”), other than shares held in treasury or held by the Parent or any affiliate of the Parent, will be transferred to the Purchaser in consideration for the right to receive $24.00 per share in cash (the “Per-Share Consideration”). The terms and conditions of the Transaction are more fully set forth in the Transaction Agreement.

You have asked for our opinion as to whether the Per-Share Consideration to be received by the holders of the Scheme Shares pursuant to the Transaction Agreement is fair from a financial point of view to the holders of the Scheme Shares.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Company ordinary shares;

6)

Compared the financial performance of the Company and the prices and trading activity of the Company ordinary shares with that of certain other publicly-traded companies comparable with the Company and their securities;

7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)	Participated in discussions and negotiations among representatives of the Company and the Parent and certain other parties and their financial and legal advisors;

9)	Reviewed the Transaction Agreement and certain related documents; and

10)	Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by Abcam, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Abcam of the future financial performance of the Company. In addition, we have assumed that the Transaction will be consummated in accordance with the terms set forth in the Transaction Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the definitive Transaction Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Transaction. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of Abcam and its legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Per-Share Consideration to be received by the holders of the Scheme Shares in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals, upon which we have relied without independent verification. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, which is contingent upon the closing of the Transaction. In addition, Morgan Stanley will receive an Advisory Fee for past services rendered in connection with the previously proposed solicitation of shareholder votes in connection with an annual or extraordinary general meeting from the Company upon the closing of the Transaction. In the two years prior to the date hereof, we have provided financing services for the Parent and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to the Parent and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Parent, Abcam, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company only and may not be used for any other purpose or disclosed without our prior written consent. In addition, this opinion does not in any manner address the prices at which the Parent Ordinary Shares will trade following consummation of the Transaction or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of Abcam should vote at the shareholders’ meetings to be held in connection with the Transaction.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Per-Share Consideration to be received by the holders of the Scheme Shares pursuant to the Transaction Agreement is fair from a financial point of view to the holders of the Scheme Shares.

Very truly yours, MORGAN STANLEY & CO. LLC

ANNEX B

OPINION OF ABCAM’S FINANCIAL ADVISER – LAZARD

(Continues on the following page)

August 26, 2023

The Board of Directors

Abcam plc

Discovery Drive

Cambridge Biomedical Campus

Cambridge, CB2 0AX

UK

Dear Members of the Board:

We understand that Abcam plc, an English public limited company (“Company”), Danaher Corporation, (“Parent”), and Diadem HoldCo Limited, a wholly owned subsidiary of Parent (“Purchaser”), propose to enter into a Transaction Agreement, dated as of August 26, 2023 (the “Agreement”), pursuant to which Parent will acquire Company (the “Transaction”). Pursuant to the Agreement, each outstanding ordinary share, par value £0.002 per share, of Company (i) in issue at the date of the scheme of arrangement, (ii) (if any) issued after the date of the scheme circular but before the voting record time, and (iii) (if any) issued at or after the voting record time but at or before the scheme record time in respect of which the original or any subsequent holder thereof is bound by the scheme or shall by such time have agreed in writing to be bound by the scheme (the “Scheme Shares”), other than shares held in treasury or held by the Parent or any affiliate of the Parent, will be transferred to the Purchaser in consideration for the right to receive $24.00 per share in cash (the “Per-Share Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Scheme Shares of the Per-Share Consideration to be paid to such holders in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of the Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to Company;

(iii)

Reviewed various financial forecasts and other data provided to us by Company relating to the business of Company, including extrapolations thereto based on guidance and inputs from the Company and approved for our use by the Company;

(iv)	Held discussions with members of the senior management of Company with respect to the business and prospects of Company;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of Company;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of Company;

The Board of Directors

Abcam plc

August 26, 2023

(vii)	Reviewed historical stock prices and trading volumes of Company ordinary shares; and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Company or concerning the solvency or fair value of Company, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts, including extrapolations, utilized in our analyses, we have assumed, with the consent of Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Company. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We further note that volatility in the credit, commodities and financial markets, may have an effect on Company or the Transaction and we are not expressing an opinion as to the effects of such volatility or such disruption on Company or the Transaction. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which Company ordinary shares may trade at any time subsequent to the announcement of the Transaction. In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Company might engage or the merits of the underlying decision by Company to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of Company, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. We also have assumed, with the consent of Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Company or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Per-Share Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Per-Share Consideration or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to Company in connection with the Transaction and will receive a fee for such services, which is contingent upon the closing of the Transaction. In addition, Lazard will receive an advisory fee for past services rendered in connection with the previously proposed solicitation of

The Board of Directors

Abcam plc

August 26, 2023

shareholder votes in connection with an annual or extraordinary general meeting from the Company upon closing of the Transaction. We in the past have provided certain investment banking services to Company, for which we have received compensation, including in the past two years having acted as investment banker to the Company in connection with its 2021 acquisition of BioVision, Inc. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Company, Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Company, Parent and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Company (in its capacity as such) and our opinion is rendered to the Board of Directors of Company in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Per-Share Consideration to be paid to holders of Scheme Shares in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

LAZARD FRERES & CO. LLC